As filed with the Securities and Exchange Commission on October 3, 2023

Registration No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REGISTRATION STATEMENT

UNDER SCHEDULE B

OF

THE SECURITIES ACT OF 1933

CORPORACIÓN ANDINA DE FOMENTO

(Name of Registrant)

Name and Address of Authorized Agent in the United States:

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

Copies to:

Gabriel Felpeto Chief Financial Officer Corporación Andina de Fomento Torre CAF Avenida Luis Roche, Altamira Caracas, Venezuela	Christopher L. Mann Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

The securities being registered pursuant to this Registration Statement are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Debt Securities	(1)	—
Guarantees	(1)	—
Total	USD 950,000,000(3)	USD 140,220.00

(1)

The securities registered hereunder and under the additional registration statements noted in (2) below shall not have an aggregate offering price which exceeds USD 3,500,000,000 in United States Dollars or the equivalent in any other currency.

(2)

Pursuant to Rule 429(b), the prospectus filed as of this Registration Statement also relates to the remaining unsold USD 1,850,000,000 principal amount of securities registered on the Registrant’s previously filed Registration Statement under Schedule B (File No. 333-257860), originally filed on July 13, 2021 and to the remaining unsold USD 700,000,000 principal amount of securities registered on the Registrant’s previously filed Registration Statement under Schedule B (File No. 333-267056), originally filed on August 25, 2022. The Registrant paid filing fees of USD 266,725 with respect to those previously registered securities.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) and exclusive of accrued interest, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the U.S. Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell and does not seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED OCTOBER 3, 2023

USD 3,500,000,000

CORPORACIÓN ANDINA DE FOMENTO

Debt Securities

Guarantees

Corporación Andina de Fomento (“CAF”) may from time to time offer up to USD 3,500,000,000 (or its equivalent in other currencies) aggregate principal amount of the securities described in this prospectus. The securities may be debentures, notes, guarantees or other unsecured evidences of indebtedness. In the case of debt securities sold at an original issue discount, CAF may issue a higher principal amount up to an initial public offering price of USD 3,500,000,000 (or its equivalent in other currencies).

The securities may be offered from time to time as separate issues. In connection with any offering, CAF will provide a prospectus supplement describing the amounts, prices, maturities, rates and other terms of the securities it is offering in each issue.

CAF may sell the securities directly to or through underwriters, and may also sell securities directly to other purchasers or through agents.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated    , 2023

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that CAF filed with the SEC under the U.S. Securities Act of 1933, as amended (the “Securities Act”) using a “shelf” registration process. Under the shelf registration process, CAF may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of USD 3,500,000,000 or the equivalent of this amount in foreign currencies or foreign currency units.

This prospectus provides you with a general description of CAF’s business and of the securities it may offer. Each time CAF sells securities, it will provide a prospectus supplement that will contain specific information about the terms of the securities in that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement before purchasing CAF’s securities. If the information in any prospectus supplement differs from the information in this prospectus or in the registration statement, you should rely on the information in the prospectus supplement.

The registration statement, any post-effective amendment to the registration statement and their various exhibits contain additional information about CAF, the securities it may issue and other matters. All of these documents may be inspected at the offices of the SEC.

You should rely only on the information in this prospectus or in other documents to which CAF has referred you in making your investment decision. CAF has not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date specified on the cover of this document.

Except as otherwise specified, all amounts in this prospectus are expressed in United States Dollars (“dollars”, “$”, “U.S.$”, “USD”, “US Dollars” or “U.S. dollars”).

All discrepancies between totals and the sums of the amounts appearing in this prospectus are due to rounding.

FORWARD-LOOKING INFORMATION

This prospectus may contain forward-looking statements. Statements that are not historical facts are statements about CAF’s beliefs and expectations and may include forward-looking statements. These statements are identified by words such as “believe,” “expect,” “anticipate,” “should” and words of similar meaning.

Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual financial and other results may differ materially from the results discussed in the forward-looking statements. Therefore, you should not place undue reliance on them. Factors that might cause such a difference include, but are not limited to, those discussed in this prospectus, such as the effects of economic or political turmoil in one or more of the shareholder countries.

CORPORACIÓN ANDINA DE FOMENTO

CAF was established in 1968 pursuant to a Constitutive Agreement establishing the Corporación Andina de Fomento (the “Constitutive Agreement”), an international treaty, and seeks to foster and promote economic development within Latin America and the Caribbean. CAF is a multilateral financial institution, the principal shareholders of which are the current contracting parties to the Constitutive Agreement (each a “full member shareholder country” and collectively, the “full member shareholder countries”):

•	the Argentine Republic (“Argentina”);

•	the Plurinational State of Bolivia (“Bolivia”);

•	the Federative Republic of Brazil (“Brazil”);

•	the Republic of Chile (“Chile”);

•	the Republic of Colombia (“Colombia”);

•	the Republic of Ecuador (“Ecuador”);

•	the Republic of El Salvador (“El Salvador”);

•	the Republic of Panama (“Panama”);

•	the Republic of Paraguay (“Paraguay”);

•	the Republic of Peru (“Peru”);

•	the Republic of Trinidad and Tobago (“Trinidad and Tobago”);

•	the Oriental Republic of Uruguay (“Uruguay”); and

•	the Bolivarian Republic of Venezuela (“Venezuela”).

The other shareholder countries of CAF are (each an “associated shareholder country” and collectively, the “associated shareholder countries” and together with the full member shareholder countries, the “shareholder countries”):

•	Barbados;

•	the Republic of Costa Rica (“Costa Rica”);

•	the Dominican Republic (“Dominican Republic”);

•	Jamaica;

•	the United Mexican States (“Mexico”);

•	the Portuguese Republic (“Portugal”); and

•	the Kingdom of Spain (“Spain”).

All figures as of June 30, 2023 that refer to “full member shareholder countries” include all full member shareholder countries. All figures as of June 30, 2023 that refer to “associated shareholder countries” include all associated shareholder countries. All figures as of June 30, 2023 that refer to “shareholder countries” include all shareholder countries.

All figures as of December 31, 2022 that refer to “full member shareholder countries” include all full member shareholder countries except Chile. All figures as of December 31, 2022 that refer to “associated shareholder countries” include all associated shareholder countries and Chile. All figures as of December 31, 2022 that refer to “shareholder countries” include all shareholder countries.

As of June 30, 2023, the full member shareholder countries collectively accounted for 91.1% of the nominal value of CAF’s paid-in capital. As of June 30, 2023, the associated shareholder countries collectively accounted for 8.9% of the nominal value of CAF’s paid-in capital. CAF’s shares are also held by 13 financial institutions based in the full member shareholder countries, which collectively accounted for 0.05% of the nominal value of the paid-in capital as of June 30, 2023.

As of December 31, 2022, the full member shareholder countries collectively accounted for 90.6% of the nominal value of CAF’s paid-in capital. As of December 31, 2022, the associated shareholder countries collectively accounted for 9.3% of the nominal value of CAF’s paid-in capital. CAF’s shares are also held by 13 financial institutions based in the full member shareholder countries, which collectively accounted for 0.05% of the nominal value of the paid-in capital as of December 31, 2022.

CAF commenced operations in 1970. CAF is headquartered in Caracas, Venezuela and has offices in Asunción, Paraguay; Bogotá, Colombia; Brasilia and São Paulo, Brazil; Buenos Aires, Argentina; Mexico City, Mexico; Panama City, Panama; La Paz, Bolivia; Lima, Peru; Madrid, Spain; Montevideo, Uruguay; Port of Spain, Trinidad and Tobago; Quito, Ecuador; San Salvador, El Salvador; Santiago de Chile, Chile; and Santo Domingo, Dominican Republic.

CAF offers financial and related services to the governments of, and public and private institutions, corporations and joint ventures operating in, its shareholder countries. Primarily, CAF provides short-, medium- and long-term loans and guarantees. To a lesser extent, CAF also participates as a limited equity investor in corporations and investment funds, and provide technical and financial assistance, as well as administrative services for certain regional funds.

The Constitutive Agreement generally delegates to the Board of Directors of CAF (the “Board of Directors”) the power to establish and direct CAF’s financial, credit and economic policies. The Board of Directors has adopted a formal statement of CAF’s financial and operational policies. These operational policies provide CAF’s management with guidance as to significant financial and operational issues, and they may not be amended by the Board of Directors in any manner inconsistent with the Constitutive Agreement.

CAF promotes a sustainable development model through credit, non-refundable resources, and support in the technical and financial structuring of projects in the public and private sectors of Latin America and the Caribbean.

CAF offers financial and related services to the governments of its shareholder countries, as well as their public and private institutions, corporations and joint ventures. CAF’s principal activity is to provide short, medium and long-term loans to finance projects, working capital, trade activities and to undertake feasibility studies for investment opportunities in shareholder countries. Furthermore, CAF manages and supervises third- party cooperation funds owned and sponsored by other countries and organizations, destined to finance programs agreed upon with donor countries and organizations which are in line with CAF’s policies and strategies.

CAF raises funds to finance its operations from sources both within and outside its shareholder countries.

LEGAL STATUS OF CAF

As an international treaty organization, CAF is a legal entity under public international law. CAF has international legal personality with full legal capacity, which permits it to enter into contracts, acquire and dispose of property and take legal action. The Constitutive Agreement has been ratified by the legislature in each of the full member shareholder countries. In addition, CAF has been granted the following immunities and privileges in each full member shareholder country:

•

immunity from expropriation, search, requisition, confiscation, seizure, sequestration, attachment, retention or any other form of forceful seizure by reason of executive or administrative action and immunity from enforcement of judicial proceedings by any party prior to final judgment;

•	free convertibility and transferability of CAF’s assets;

•	exemption from all taxes and tariffs on income, properties or assets, and from any liability involving payment, withholding or collection of any taxes; and

•	exemption from any restrictions, regulations, controls or moratoria with respect to CAF’s property or assets.

In addition, CAF has entered into agreements with each of its associated shareholder countries. Pursuant to these agreements, each country has agreed to extend immunities and privileges to CAF with respect to its activities in and concerning such country, these immunities and privileges are similar to those granted by the full member shareholder countries. CAF may also enjoy immunities and privileges under the laws of countries other than the full member shareholder countries and associated shareholder countries by virtue of its status as an international treaty organization or the identity of its shareholders.

The governments of some of the shareholder countries have historically taken actions, such as nationalizations and exchange controls that would be expected to adversely affect ordinary commercial lenders. In light of the immunities and privileges discussed above, CAF has not been adversely affected by these actions.

USE OF PROCEEDS

Unless otherwise specified in the accompanying prospectus supplement, CAF will use the net proceeds of the sale of the securities for general corporate purposes.

RECENT DEVELOPMENTS

On March 8, 2022, the Shareholders’ Assembly approved the Dominican Republic as a full member shareholder country effective after it fulfills all the necessary requirements. As of the date of this prospectus, the Dominican Republic has not fulfilled certain conditions in order to formalize its change of status to full member shareholder country. These conditions include its direct or indirect subscription for ownership of a Series “A” share, its exchange of all of its ordinary and callable Series “C” capital shares for Series “B” share equivalents.

On July 13, 2022, El Salvador became a full member shareholder country after fulfilling all the necessary conditions and obtaining all necessary approvals.

On August 22, 2022, CAF’s Shareholders’ Assembly (the “Shareholders’ Assembly”) approved Honduras and Chile as full member shareholder countries effective after they fulfill all the necessary conditions. As of the date of this prospectus, Honduras has not fulfilled certain conditions in order to formalize its change of status to full member shareholder country. These conditions include its direct or indirect subscription for ownership of a Series “A” share.

On March 6, 2023, Chile became a full member shareholder country after fulfilling all the necessary conditions and obtaining all necessary approvals.

See “Capital Structure—Process to Become a Full Member Shareholder Country” for more information regarding the conditions precedent for becoming a full member shareholder country.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth CAF’s capitalization and indebtedness as of June 30, 2023 and does not give effect to any transaction since that date.

Capital	As of June 30, 2023(4)
(in USD millions)
Total Liabilities(1)(3)	37,393.4

Shareholders’ equity
Capital
Subscribed and paid-in capital (authorized capital USD 25.0 billion)(2)(4)	5,506.3
Additional paid-in capital	4,215.5
Total capital	9,721.8

Reserves
Mandatory reserve pursuant to Article 42 of the Constitutive Agreement	599.6
General reserve	3,341.3

Total reserves	3,940.9
Retained earnings	313.6

Total shareholders’ equity	13,976.2

Total liabilities and shareholders’ equity	51,369.6

(1)	Commercial paper; deposits, net; bonds, net; borrowings from other financial institutions, net; accrued interest payable; accrued expenses and other liabilities and derivative financial instruments.
(2)

Authorized capital also includes callable capital of USD 7.0 billion as of June 30, 2023. Subscribed capital USD 9.3 billion less callable capital portion USD 1.7 billion and less capital subscriptions receivable USD 2.0 billion.

(3)	After June 30, 2023, there have been issuances of bonds, as described in “Supplementary Information (Unaudited) as of June 30, 2023.”
(4)	See “Recent Developments” for more information on the most recent changes to capital since June 30, 2023, as applicable.

CAPITAL STRUCTURE

General

As of June 30, 2023, CAF’s total authorized capital was USD 25.0 billion, of which USD 18.0 billion was ordinary capital shares and USD 7.0 billion was callable capital shares.

On March 8, 2022, the Shareholders’ Assembly approved a general paid-in capital increase for a total amount of USD 7.0 billion. Several bilateral subscription agreements with each shareholder country have already been negotiated and executed. See “Capital Structure—Paid-in Capital and Unpaid Capital” for recent capital subscriptions as of June 30, 2023. Others are still being negotiated and expected to be signed by the end of 2023.

CAF’s shares are divided into Series “A” shares, Series “B” shares and Series “C” shares.

Series “A” shares may be owned only by the full member shareholder countries. Each full member shareholder country owns one Series “A” share, which is held by its government, either directly or through a government-designated social or public purpose institution. Each of the full member shareholder countries owning a Series “A” share is entitled to elect one Director and one Alternate Director to the Board of Directors.

Series “B” shares are currently owned by the full member shareholder countries, and are held by their governments either directly or through designated governmental entities, except for certain Series “B” shares constituting approximately 0.05% of the outstanding shares of CAF as of June 30, 2023, which are owned by 13 private sector financial institutions of certain full member shareholder countries. CAF offered and sold Series “B” shares to private sector financial institutions in 1989 to obtain the benefit of their views in the deliberations of the Board of Directors. As owners of Series “B” shares, the full member shareholder countries collectively are entitled to elect five additional Directors and five additional Alternate Directors through cumulative voting, and the 13 private sector financial institutions collectively are entitled to elect one Director and one Alternate Director.

Series “C” shares are currently owned by seven associated shareholder countries: Barbados, Costa Rica, Dominican Republic, Jamaica, Mexico, Portugal and Spain. CAF makes Series “C” shares available for subscription by countries that are not full member shareholder countries to strengthen relationships between these countries and the full member shareholder countries. Ownership of Series “C” shares makes entities in these countries eligible to receive loans from CAF. Holders of Series “C” shares collectively are entitled to elect two Directors and two Alternate Directors.

Under the Constitutive Agreement, Series “A” shares may be held by or transferred only to governments or government-designated social or public purpose institutions of full member shareholder countries. Series “B” shares also may be held by or transferred to such entities and, in addition, may be held by or transferred to private entities or individuals in the full member shareholder countries, except that no more than 49% of the Series “B” shares within any country may be held by private entities or individuals. Series “C” shares may be held by or transferred to public or private entities or individuals the member shareholder countries. Unless a CAF shareholder country withdraws, Series “A” and Series “B” shares may only be transferred within such country.

The Constitutive Agreement (i) allows, under certain circumstances, Latin American and Caribbean countries, including those that are currently associated shareholder countries, to become full member shareholder countries and to own Series “A” shares, and (ii) includes a formal purpose of supporting sustainable development and economic integration within all of Latin America and the Caribbean, as opposed to within only the Andean region.

Process to Become a Full Member Shareholder Country

To become a full member shareholder country, an applicant must fulfill the following conditions precedent:

•	subscribe, directly or indirectly, for ownership of a Series “A” share,

•	exchange all or any of its ordinary and callable Series “C” capital shares for Series “B” share equivalents,

•

meet any additional conditions for accession to full member shareholder country status as determined by the Shareholders’ Assembly, in its sole discretion (such as the amount of guaranteed capital that the country must subscribe for or the date of the first capital payment), and

•	deposit an instrument of adhesion with the Ministry of Foreign Affairs of Venezuela.

After it has fulfilled the above conditions, an applicant is deemed to have become a full member shareholder country 30 days following a determination of such compliance and fulfillment of all conditionals for accession by the Shareholders’ Assembly.

Liquidity Management in Exceptional Situations Program

On March 31, 2020, CAF implemented the Support Program for the Liquidity Management in Exceptional Situations (the “Support Program”). The Support Program was formally approved by CAF’s shareholders in the Shareholders’ Assembly held on March 3, 2020. The Support Program was created in order to provide shareholder countries with flexibility, resources and support in the repayment of outstanding debt obligations, particularly for shareholder countries whose economies were expected to be materially and adversely impacted by the COVID-19 pandemic. As such, the Support Program allows CAF to repurchase outstanding shares of shareholder countries and apply the proceeds to service such country’s debt. In order to qualify for the Support Program, shareholders countries are required to have met at least two of the following indicators during at least three consecutive years immediately prior to the Support Program approval:

•	A gross domestic product decline of more than 15% per year;

•	Annual inflation rate above 100%; and

•	Less than six months of total international reserves of imports of goods and services.

In September 2020, new admissions to the Support Program were terminated as no shareholder country, other than Venezuela, met the requirements of the Support Program. Venezuela was admitted into the Support Program.

Paid-in Capital and Unpaid Capital

As of June 30, 2023, CAF’s subscribed paid-in and unpaid capital (excluding callable capital) was USD 7.5 billion, of which USD 5.5 billion was paid-in capital and USD 2.0 billion was unpaid capital. The unpaid capital is receivable in installments according to the agreements subscribed with the shareholder countries. Over the years, CAF has had several increases of subscribed capital.

Since 1990, capital contributions made to CAF (valor patrimonial) comprise a premium paid on each Series “B” and Series “C” share purchased and the nominal USD 5,000 per share value established by CAF’s by-laws. The premium component of such capital contributions is determined at the beginning of each subscription and applies to all payments under that subscription.

Information regarding recent capital subscriptions and annual capital contributions made by shareholder countries as of June 30, 2023 is as follows:

Argentina

In March 2016, Argentina subscribed for an additional USD 572.0 million in Series “B” shares to be paid in seven instalments, of which it paid USD 41.7 million in 2017, USD 88.4 million in 2018, USD 88.4 million in 2019, USD 88.4 million in 2020, and USD 88.4 million in 2021 and USD 88.4 million in 2022.

In July 2022, Argentina subscribed for an additional USD 807.7 million in Series “B” shares, to be paid in ten annual instalments, commencing in 2023.

Bolivia

In March 2016, Bolivia subscribed for an additional USD 190.0 million in Series “B” shares, to be paid in six instalments. The final instalment was paid in 2022.

In July 2022, Bolivia subscribed for an additional USD 269.2 million in Series “B” shares, to be paid in eight instalments, commencing in 2023.

Brazil

In July 2017, Brazil subscribed for an additional USD 572.0 million in Series “B” shares, to be paid in eight instalments, of which it paid USD 20.1 million in 2018, USD 45.0 million in 2020, USD 26.2 million in 2021, USD 124.8 million in 2022 and USD 89.0 million in 2023.

Chile

In June 2022, Chile subscribed for an additional USD 1,457.8 million in Series “C” shares, to be paid in 14 instalments, of which it paid USD 30.0 million in 2023.

In June 2022, Chile subscribed for USD 122.0 million in callable capital.

In March 2023, Chile became a full member shareholder country after fulfilling all the necessary conditions and obtaining all necessary approvals, converting its Series “C” shares to Series “B” shares, and acquired a Series “A” share for USD 1.2 million.

Colombia

In June 2012, Colombia subscribed for an additional USD 210.0 million in Series “B” shares to be paid in three instalments. The final instalment was paid in 2018.

In July 2016, Colombia subscribed for an additional USD 572.0 million in Series “B” shares, to be paid in eight instalments, of which it paid USD 5.0 million in 2017, USD 5.0 million in 2018, USD 93.7 million in 2019, USD 93.7 million in 2020, USD 93.7 million in 2021, USD 93.7 million in 2022 and USD 93.7 million in 2023.

In July 2022, Colombia subscribed for an additional USD 807.7 million in Series “B” shares, to be paid in 10 instalments, of which it paid USD 3.0 million in 2023.

Costa Rica

In September 2019, Costa Rica subscribed for USD 110.0 million in Series “C” shares, which it paid in full in 2019.

Dominican Republic

In February 2016, the Dominican Republic subscribed for an additional USD 50.0 million in Series “C” shares, to be paid in four instalments. The final instalment was paid in 2020.

In October 2021, the Dominican Republic subscribed for an additional USD 310.1 million in Series “C” shares, to be paid in six instalments, of which it paid USD 46.0 million in 2022.

Ecuador

In June 2016, Ecuador subscribed for an additional USD 190.0 million in Series “B” shares, to be paid in six instalments. The final instalment was paid in 2020.

In July 2022, Ecuador subscribed for an additional USD 269.2 million in Series “B” shares to be paid in 11 annual instalments starting in 2022, of which it paid USD 53.8 million in 2022.

El Salvador

In December 2021, El Salvador began its process to become a full member shareholder country and subscribed for USD 460.0 million in Series “B” shares to be paid in seven instalments, of which it paid USD 65.7 million in 2022.

In December 2021, El Salvador subscribed for USD 36.0 million in callable capital.

In July 2022, El Salvador became a full member shareholder country after fulfilling all the necessary conditions and obtaining all necessary approvals, including acquiring a Series “A” share of USD 1.2 million.

Panama

In February 2016, Panama subscribed for an additional USD 190.0 million in Series “B” shares, to be paid in six instalments. The final instalment was paid in 2022.

Paraguay

In March 2016, Paraguay subscribed for an additional USD 190.0 million in Series “B” shares, to be paid in six instalments. The final instalment was paid in 2022.

Peru

In March 2016, Peru subscribed for an additional USD 572.0 million in Series “B” shares, to be paid in eight instalments. The final instalment was paid in 2022.

Portugal

In 2017, Portugal subscribed for USD 6.4 million in Series “C” shares, to be paid in three equal instalments. The final instalment was paid in 2019.

Spain

In 2017, Spain subscribed for an additional USD 173.2 million of paid-in capital, to be paid in five instalments. The final instalment was paid in 2021.

Trinidad and Tobago

In December 2018, Trinidad and Tobago subscribed for an additional USD 190.0 million of paid-in capital, to be paid in eight instalments, of which it paid USD 20.0 million in 2019, USD 20.0 million in 2020, USD 25.0 million in 2021 and USD 31.2 million in 2022.

Uruguay

In March 2016, Uruguay subscribed for an additional USD 190.0 million in Series “B” shares, to be paid in six instalments. The final instalment was paid in 2022.

Venezuela

In 2009, Venezuela subscribed for an additional USD 380.0 million in Series “B” shares to be paid in eight instalments. In December 2016, the agreement was amended to provide for payment in nine instalments. Venezuela has paid a total of USD 268.2 million as of September 30, 2017. In March 2018, the agreement was amended to provide for payment in three instalments, with the final instalment scheduled to be paid in 2020. As of the date of this prospectus, USD 111.8 million to be paid under the agreement, as amended in March 2018, are past due.

In March 2016 and May 2016, Venezuela subscribed for an additional USD 572.0 million in Series “B” shares. In March 2018, the agreement was amended to provide for payment in eight instalments, with the final instalment scheduled to be paid in 2025. As of June 30, 2023, USD 240.8 million to be paid under the agreement, as amended in March 2018, are past due.

On March 31, 2020, CAF implemented a Support Program for liquidity management in exceptional situations (the “Support Program”), after it was approved by the Shareholders’ Assembly on March 3, 2020. The Support Program allows CAF to repurchase the shares of a shareholder country that fulfils the requirements of the Support Program and apply the proceeds to that country’s debt service. CAF notified Venezuela that it had fulfilled the requirements and Venezuela was admitted to the Support Program. As of June 30, 2023, pursuant to the Support Program, CAF has repurchased a total of 127,970 Series “B” shares totaling USD 1.8 billion from Venezuela and has applied that amount to repay due and overdue amounts of principal and interest under its loan agreements with CAF and has reduced the amount of paid-in capital and additional paid-in capital to USD 639.9 million and USD 1,177.3 million, respectively. As of the date of this prospectus, Venezuela is current meeting its obligations in relation to its loan agreements with CAF. These obligations refer only to loans and not capital subscriptions. See “Liquidity Management in Exceptional Situations Program” for more information.

The following table sets out the nominal value of CAF’s subscribed paid-in capital and unpaid capital as of June 30, 2023:

Shareholders	Paid-in Capital	Unpaid Capital
	(in USD thousands)
Series “A” Shares:
Argentina	1,200	—
Bolivia	1,200	—
Brazil	1,200	—
Chile	1,200	—
Colombia	1,200	—
Ecuador	1,200	—
El Salvador	1,200	—
Panama	1,200	—
Paraguay	1,200	—
Peru	1,200	—
Trinidad & Tobago	1,200	—
Uruguay	1,200	—
Venezuela	1,200	—

Series “B” Shares:
Argentina	626,520	315,500
Bolivia	323,970	94,805
Brazil	546,695	94,020
Chile	38,270	502,730
Colombia	1,050,080	316,325
Ecuador	344,535	75,845
El Salvador	23,140	138,845
Panama	201,135	94,805
Paraguay	198,735	—
Peru	1,084,175	—
Trinidad & Tobago	151,185	33,005
Uruguay	207,300	—
Venezuela	203,540	240,780
Commercial Banks	2,550	260

Series “C” Shares:
Barbados	17,610	—
Costa Rica	55,190	—
Dominican Republic	68,980	93,005
Jamaica	910	—
Mexico	76,835	—
Portugal	9,600	—
Spain	259,695	—

Total	5,506,250	1,999,925

Reserves

Article 42 of the Constitutive Agreement requires that at least 10% of CAF’s net income in each year be allocated to a mandatory reserve until that reserve amounts to 50% of subscribed capital. The mandatory reserve can be used only to offset losses. CAF also maintains a general reserve to cover contingent events and as a source of funding of last resort in the event of temporary illiquidity or when funding in the international markets is unavailable or impractical.

As of June 30, 2023, CAF’s reserves totaled USD 3.9 billion. At such date, the mandatory reserve pursuant to Article 42 of the Constitutive Agreement amounted to USD 0.6 billion, or 8.0%, of subscribed paid-in and capital subscriptions receivable, and the general reserve amounted to USD 3.3 billion.

Callable Capital

In addition to CAF’s subscribed paid-in and un-paid capital, the shareholder countries have subscribed for callable capital totaling USD 1.7 billion as of June 30, 2023. CAF’s callable capital may be called by the Board of Directors to meet the obligations of CAF only to the extent that CAF is unable to meet such obligations with its own resources. See Note 16 to CAF’s audited financial statements, included elsewhere in this prospectus.

The Constitutive Agreement provides that the obligation of the shareholder countries to pay for the shares of callable capital, upon demand by the Board of Directors, continues until such callable capital is paid in full. Thus, CAF considers the obligations of shareholder countries to pay for their respective callable capital subscriptions to be binding obligations backed by the full faith and credit of the respective governments. If the callable capital were to be called, the Constitutive Agreement requires that the call be prorated among the shareholder countries in proportion to their shareholdings.

SELECTED FINANCIAL INFORMATION

The following selected financial information as of and for the years ended December 31, 2022, 2021, and 2020 has been derived from the audited financial statements of CAF for those periods, which are included elsewhere in this prospectus. The financial statements of CAF have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The following selected financial information as of and for the six-month periods ended June 30, 2023 and 2022 (balance sheet as of June 30, 2022 not included therein) has been derived CAF’s unaudited condensed interim financial information and includes all adjustments, consisting of normal recurring adjustments, that CAF considers necessary for a fair presentation of its financial position at such dates and its results of operations for such periods. The results of the six-month period ended June 30, 2023, are not necessarily indicative of results to be expected for the full year. The selected financial information should be read in conjunction with CAF’s audited financial statements and notes thereto, its unaudited condensed interim financial information and the notes thereto and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

	Year Ended December 31,			Six months ended June 30,
	2022	2021	2020	2023	2022
	(in USD thousands, except ratios)
Statements of Comprehensive Income
Interest income	1,315,283	671,991	1,081,165	1,510,631	358,209
Interest expense	854,733	371,275	595,157	1,025,502	242,238

Net interest income	460,550	300,716	486,008	485,129	115,971
Provision (credit) for loan losses	(3,287)	29,869	2,923	7,050	(3,713)

Net interest income after provision (credit) for loan losses	463,837	270,847	483,085	478,079	119,684
Non-interest income	18,941	38,957	17,717	21,239	14,575
Non-interest expenses	203,614	171,401	186,876	96,694	99,100

Income before unrealized changes in fair value related to financial instruments and contributions to Shareholders’ Special Funds	279,164	138,403	313,926	402,624	35,159
Unrealized changes in fair value related to other financial instruments	(21,195)	(3,388)	(2,089)	(8,727)	1,828

Income before Contributions to Shareholders’ Special Funds, net	257,969	135,015	311,837	393,897	36,987
Contributions to Shareholders’ Special Funds	89,000	30,000	72,015	80,315	22,543
Net income and total comprehensive income	168,969	105,015	239,822	313,582	14,444

Summarized Balance Sheet Data (end of period)
Total assets	50,376,742	47,592,350	46,845,903	51,369,607	46,669,212
Total liabilities	36,657,425	34,292,711	33,851,002	37,393,388	33,354,774
Total shareholders’ equity	13,719,317	13,299,639	12,994,901	13,976,219	13,314,438

Total liabilities and shareholders’ equity	50,376,742	47,592,350	46,845,903	51,369,607	46,669,212

	Year Ended December 31,			Six months ended June 30,
	2022	2021	2020	2023	2022
	(in USD thousands, except ratios)
Loan Portfolio and Equity Investments
Loans before allowance for loan losses and loan commissions, net of origination cost	30,622,234	29,595,386	28,117,867	31,532,693	28,364,544
Allowance for loan losses	63,192	76,650	95,015	70,242	68,556
Equity investments	381,779	433,350	432,600	391,764	410,335
Selected Financial Ratios
Return on average total shareholders’ total assets equity(1)	1.9%	1.0%	2.4%	4.5%	1.1%
Return on average paid-in capital(2)	5.1%	2.6%	5.8%	11.3%	1.3%
Return on average assets(3)	0.6%	0.3%	0.7%	1.2%	0.2%
Administrative expenses divided by average total assets	0.4%	0.3%	0.3%	0.4%	0.4%
Overdue loan principal as a percentage of loan portfolio (excluding non-accrual loans)	0.0%	0.0%	0.0%	0.0%	0.0%
Non-accrual loans as a percentage of loan portfolio	0.4%	0.4%	0.3%	0.3%	0.4%
Allowance for loan losses as a percentage of loan portfolio	0.2%	0.3%	0.3%	0.2%	0.2%

(1)

Income before unrealized changes in fair value related to financial instruments and Contributions to Shareholders’ Special Funds divided by annual average total stockholders’ equity. Annual average total stockholders’ equity is computed as the arithmetic average of total stockholders’ equity as of the beginning and the end of each period. Data for interim periods has been annualized.

(2)

Income before unrealized changes in fair value related to financial instruments and Contributions to Shareholders’ Special Funds divided by annual average subscribed and paid-in capital. Annual average subscribed and paid-in capital is computed as the arithmetic average of subscribed and paid-in capital as of the beginning and the end of each period. Data for interim periods has been annualized.

(3)

Income before unrealized changes in fair value related to financial instruments and Contributions to Shareholders’ Special Funds divided by annual average total assets. Annual average total assets is computed as the arithmetic average of total assets as of the beginning and the end of each period. Data for interim periods has been annualized.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with CAF’s audited financial statements and notes thereto, included elsewhere in this prospectus.

Market Overview and Portfolio Trends

During the last year, important global developments occurred, including:

•	low growth rates in Latin America and suggestions of the risk of a potential global recession;

•	elevated funding cost for member shareholder countries; and

•	local currency depreciation, in part due to the increase in global interest rates and the high level of inflation.

CAF is also carefully monitoring the replacement of the London Interbank Offered Rate (“LIBOR”) with one or more new reference rates during 2023 and analyzing potential impacts on its business.

The rise in global interest rates and inflation has had an impact on the valuation of the marketable securities of CAF’s liquidity portfolio; however, this has been offset by the increase in interest rates charged to clients from CAF’s loan portfolio, given that the majority of its loans are made in USD floating rate.

CAF is closely monitoring the progress of the Support Program, which allows CAF to repurchase the shares of a shareholder country that fulfils the requirements of the Support Program and apply the proceeds to that country’s outstanding loans and interest. In particular, CAF closely monitors the application of the Support Program to Venezuela as its share and loan participation will likely continue to decrease in the coming years. For more information, please refer to “Capital Structure — Paid-in Capital and Unpaid Capital — Venezuela.”

Both 2022 and 2021 were characterized by growth in CAF’s loan portfolio as a result of its strategy to expand its shareholder base without affecting its capitalization ratios, principally through additional paid-in capital contributions by several of CAF’s existing shareholder countries, as well as the issuance of shares to new shareholder countries. These two main drivers have led to CAF’s loan portfolio to grow by 3.0% during the first half of 2023, 3.5% in 2022, 5.3% in 2021 and 6.0% in 2020.

As of June 30, 2023, CAF’s loan portfolio was distributed by country as follows:

Argentina	13.2%
Ecuador	13.0%
Colombia	11.6%
Brazil	10.8%
Bolivia	9.5%
Panama	8.4%
Venezuela	7.3%
Paraguay	6.9%
Peru	3.9%
Trinidad and Tobago	3.7%
Mexico	3.2%
Uruguay	3.0%
Costa Rica	1.6%
Dominican Republic	1.3%
Chile	1.1%
El Salvador	0.9%
Barbados	0.6%

Notwithstanding the presence of other state-sponsored development banks in the regions in which CAF operates, CAF does not expect that the growth of its loan portfolio will be materially affected by the activities of other development banks in the region, since the financing needs of the shareholder countries exceed the current supply of lending resources. CAF believes that the activities of other development banks are complementary to its lending operations.

LIBOR Replacement

The replacement of LIBOR with a new reference rate or rates is an industry risk due to the implications the replacement may have on the assets and liabilities of financial institutions. CAF has been closely monitoring the recent developments and announcements from groups and organizations that are most closely involved with the phasing out of LIBOR that affect the loan and derivatives markets, including the International Swaps and Derivatives Association (“ISDA”) and its publication of the ISDA 2020 IBOR Fallbacks Protocol, to which CAF has adhered in January 2021. In addition, CAF has established an interdepartmental task force in charge of preparing the institution for the change in reference rates, including measures such as the incorporation of fallback provisions on loans to mitigate any possible impact LIBOR transition may have. This task force in coordination with management recommended and approved that, commencing from January 1, 2022, all loans originated will use the reference term rate based on the Secured Overnight Financing Rate (“SOFR”) (“Term SOFR”). New financial liabilities will also be hedged to SOFR. Legacy loans, borrowings, derivatives and certain other instruments that are referenced to LIBOR have been converted to Term SOFR or another SOFR-linked rate as of June 2023, when LIBOR rate ceased to be representative, or are expected to be converted. CAF expects the remaining LIBOR transition to occur smoothly. On April 3, 2023, the United Kingdom Financial Conduct Authority (“FCA”) announced that USD LIBOR rates of one, three and six months will be published using an unrepresentative “synthetic” methodology from July 1, 2023 up to September 30, 2024. These synthetic rates are intended for use in legacy contracts only, to help ensure the incorporation of fallback language in the remaining legacy contracts.

If SOFR or another alternative reference rate does not achieve wide acceptance as the alternative to LIBOR, there may be disruption to financial markets. In the event that SOFR or another alternative reference rate is widely accepted, risks will remain in relation to outstanding loans, borrowings, derivatives and other instruments using LIBOR in relation to transitioning those instruments to a new reference rate and the corresponding value transfer that may occur in connection with that transition, as the new reference rate will not exactly mimic LIBOR.

On the funding side, since December 2020, CAF has ceased issuance of Floating Rate Notes (“FRN”) linked to LIBOR, and all outstanding LIBOR FRNs (totaling USD 100 million as of June 30, 2023) have matured or been converted to Term SOFR or another SOFR-linked rate as of the date of this prospectus. On June 15, 2021, CAF issued its first FRN bond that is linked to the SOFR rate for USD 400 million, an important step in the LIBOR transition process. As of June 30, 2023, CAF has issued four other FRN bonds linked to the SOFR rate for a total amount of USD 175 million.

Venezuela-Related Sanctions of the United States

The Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) administers sanctions in respect of the Government of Venezuela and certain Venezuelan-related individuals and entities, including certain Venezuelan government officials. CAF is not a U.S. Person (as defined by the laws and regulations administered by OFAC, 31 C.F.R. Parts 500-598) and has not been sanctioned; however, the following discussion of the current sanctions administered by OFAC is included because Venezuela is a member country and minority shareholder of CAF, with which CAF has had transactional activity, including loans to Venezuela.

With regard to any individual or entity who has been added to OFAC’s list of Specially Designated Nationals and Blocked Persons (“SDN List”) under Venezuela-related sanctions, U.S. persons may not make to such listed persons, or receive from such listed persons, any contribution or provision of funds, goods or services, or otherwise deal in property or interests in property of such persons. The OFAC-administered sanctions also prohibit, among other things and with certain limited exceptions:

•

transactions by a U.S. person or within the United States relating to new debt with a maturity greater than 30 days or new equity, of the Government of Venezuela, bonds issued by the Government of Venezuela prior to August 25, 2017, and dividend payments or other distributions of profits to the Government of Venezuela from its controlled entities, and

•	direct or indirect purchases by a U.S. person or within the United States of securities from the Government of Venezuela (other than new debt with a maturity of 30 days or less).

For purposes of these sanctions, certain amendments to outstanding debt of the Government of Venezuela, such as an extension of the maturity date, could be considered a “new debt” or other prohibited extension of credit. Unless otherwise specified in the relevant prospectus supplement, CAF will use the net proceeds of securities issued under this prospectus to fund its lending operations. CAF will not earmark the proceeds of particular issuances of securities to fund specific loan commitments or purchase specific investments. Accordingly, CAF believes that purchasers of securities will not acquire a direct or indirect interest in CAF’s loans to Venezuela, or any other specific assets of CAF, for purposes of the OFAC sanctions.

Although Venezuela is a member country and minority shareholder of CAF and two Venezuelan nationals designated by Venezuela serve as directors on the Board of Directors of CAF, neither the Government of Venezuela nor any member of the Board of Directors (whether or not a Venezuelan national) exercises control over CAF, has any operational or management role in CAF, or has any authority to negotiate on behalf of CAF or make binding commitments on behalf of CAF.

Although CAF generally is not required to comply with the OFAC sanctions outlined above because CAF is not a U.S. person and does not generally operate in or from the United States, CAF also transacts in the ordinary course with various commercial counterparties in the United States that are required to comply with OFAC sanctions. Some of these U.S. counterparties may serve as correspondent banks or as other intermediaries with potential involvement in funds flows in respect of CAF’s loan operations, including CAF’s loans to the Government of Venezuela, and to the extent that they are so involved, would be required to comply with the Venezuela-related sanctions of the United States. In addition, U.S. persons may purchase CAF’s debt securities. CAF has been monitoring and will continue to monitor OFAC sanctions and restrictions thereunder as applied to U.S. Persons insofar as such sanctions and restrictions may have an effect on CAF’s business and operations.

The OFAC sanctions on Venezuela, and any additional sanctions that may be imposed in the future, could make it more difficult for Venezuela to service or renegotiate its outstanding debt, including its outstanding loans from CAF.

In light of the November 2017 downgrade in Venezuela’s long-term foreign ratings by Standard & Poor’s and Fitch, to selective default (“SD”) from CC and to restricted default (“RD”) from C, respectively, CAF increased its provisions for loan losses with respect to loans made to Venezuela to USD 28.3 million as of March 31, 2019 from the USD 19.8 million reported in September 2017. As a result of the change in the methodology described in “ — Statements of Comprehensive Income — Provision (Credit) for Loan Losses” below, the provision for loan losses for Venezuela was USD 0.0. The provision for loan losses for Venezuela as of each of June 30, 2023 and December 31, 2022 was USD 0.0. See Note 2(i) and Note 6 of the audited financial statements for further information regarding allowance for loan loss calculations. On December 29, 2017, CAF granted to the Central Bank of Venezuela a credit facility in a total amount of USD 400 million. As of September 30, 2018, the credit facility was disbursed in full.

On December 14, 2018, CAF granted to the Central Bank of Venezuela a credit facility in a total amount of USD 500 million. As of December 31, 2019, the credit facility was disbursed in full.

On January 25, 2019, President Trump signed an Executive Order amending prior economic sanctions targeting the Maduro government, and on January 28, 2019, Petróleos de Venezuela S.A. (“PDVSA”) and certain of its affiliates were designated under Executive Order 13850 and added to the SDN List.

CAF does not have direct lending relationships with PDVSA or its subsidiaries. The sanctions on PDVSA and its affiliates, however, may adversely affect the ability of the Maduro government to receive payment for PDVSA’s production and sale of oil and related products and may therefore adversely affect macroeconomic conditions in Venezuela. As a result, Venezuela may find it more difficult to service its outstanding debt, including its outstanding loans from CAF.

On March 22, 2019, OFAC designated the Economic and Social Development Bank of Venezuela (“BANDES”) under Executive Order 13850 for operating in the financial sector of the Venezuelan economy and added it to the SDN List. As a result of that designation, all property and interests in property of BANDES, including any entity that is owned, directly or indirectly, 50% or more by BANDES, located in the United States or in the possession or control of U.S. persons, are blocked and must be reported to OFAC by persons subject to OFAC jurisdiction. BANDES is a “B” shareholder of CAF and holds approximately 3.43% of CAF’s equity. The designation of BANDES therefore does not extend to CAF. Moreover, CAF is not a U.S. person and, therefore, the current sanctions regulations do not prevent CAF from engaging in transactions or dealings with BANDES that occur outside of U.S. jurisdiction. CAF continues to maintain a control framework aimed at verifying its counterparties against OFAC’s SDN List and other applicable sanctions lists.

On April 17, 2019, OFAC designated the Central Bank of Venezuela under Executive Order 13850 for operating in the financial sector of the Venezuelan economy and added it to the SDN List. At the same time, OFAC issued General License 20 (“GL 20”), which authorizes certain transactions and activities that are for the official business of certain international organizations, including CAF. OFAC has since issued the Venezuela Sanctions Regulations, 31 CFR part 591 (“VSR”), and has included an authorization for the conduct of the official business of CAF and other international organizations and entities, at 31 CFR § 591.510 (Official business of certain international organizations and entities). This provision of the VSR authorizes CAF to conduct transactions and activities involving the Central Bank of Venezuela to the extent they are subject to U.S. jurisdiction and are for CAF’s official business, subject to the terms of the authorization. Accordingly, the designation of the Central Bank of Venezuela has not had a material impact on CAF or its relationship with the Central Bank of Venezuela.

On August 5, 2019, President Donald Trump signed Executive Order 13884, which blocks all property and interests in property of the Government of Venezuela that are in or come within the United States or the possession or control of a U.S. person. For purposes of the Executive Order, the term “Government of Venezuela” is defined to include, among others, any person who has acted or purported to act directly or indirectly for or on behalf of the Government of Venezuela or of any political subdivision, agency or instrumentality thereof, including the Central Bank of Venezuela. The CAF directors appointed by Venezuela as a Series A shareholder and by BANDES as a Series B Shareholder may be considered to fall within the definition of “Government of Venezuela” in the Executive Order. The authorization at 31 CFR § 591.510 of the VSR (Official business of certain international organizations and entities), however, by its terms does not authorize transactions or dealings with any person other than the Central Bank of Venezuela whose property and interests in property are blocked under Executive Order 13850. Nevertheless, CAF has not observed any material adverse effects on CAF following the issuance of Executive Order 13884, CAF does not anticipate that the blocking of the Government of Venezuela will have a material adverse effect on CAF in the future.

When appropriate, CAF consults with OFAC regarding its activities related to Venezuela and believes that CAF is in compliance with U.S. sanctions, to the extent CAF is subject to U.S. jurisdiction. CAF understands that any repurchase of securities of Venezuela under the Support Program should not be affected by sanctions or risk direct or indirect violations of sanctions. Should the repurchase of shares of Venezuela under the Support Program be considered subject to U.S. jurisdiction, CAF believes that the authorization at 31 CFR §591.510 of the VSR (Official business of certain international organizations and entities) may be available to authorize such activity. CAF has also implemented measures to segregate its U.S. Dollar treasury, including funds from the offering, from funds used for distributions to Venezuela, which distributions are made only in non-U.S. currencies. CAF does not source any funds for distribution to Venezuela through any transactions involving U.S. persons, so CAF does not believe that the purchasers of the securities that may be offered by CAF under this prospectus and the applicable prospectuses supplement face the risk of violating U.S. sanctions as a result of such purchases. CAF has not observed any material adverse effects on CAF following the issuance of Executive Order 13884, CAF does not anticipate that the blocking of the Government of Venezuela will have a material adverse effect on CAF in the future.

Critical Accounting Policies

General

The financial statements of CAF are prepared in accordance with U.S. GAAP, which requires it in some cases to use estimates and assumptions that may affect its reported results and disclosures. CAF describes its significant accounting policies in Note 2 to its audited financial statements included elsewhere in this prospectus. Some of the more significant accounting policies CAF uses to present its financial results involve the use of accounting estimates that CAF considers to be critical because: (1) they require significant management judgment and assumptions about matters that are complex and inherently uncertain; and (2) the use of a different estimate or a change in estimate could have a material impact on CAF’s reported results of operations or financial condition.

Specifically, the estimates CAF uses to determine the allowance for loan losses are critical accounting estimates.

Additionally, other important estimates related to the preparation of CAF’s financial statements are those related to the valuation and classification at fair values of financial instruments. The fair values for some financial assets and liabilities recorded in CAF’s financial statements are determined according to the procedures established by the accounting pronouncement ASC 820. As of the date of this prospectus, CAF has not changed or reclassified any asset or liability from one level to another pursuant to the hierarchy reflected in ASC 820, thereby maintaining consistency in the application of accounting principles in this matter.

Statements of Comprehensive Income

Interest Income

Six Months Ended June 30, 2023 and 2022. For the six-month period ended June 30, 2023, CAF’s interest income was USD 1,510.6 million, representing an increase of USD 1,152.4 million, or 321.7%, compared to interest income of USD 358.2 million for the corresponding period in 2022. This increase resulted from the growth of CAF’s loan portfolio and higher interest rates charged on loans that accrued interest based on six-month LIBOR and a spread differential. Average market interest rates were higher in the first six months of 2023, when six-month LIBOR averaged 5.33%, a significantly higher rate than that which existed during the first six months of 2022, when six-month LIBOR averaged 1.44%.

2022, 2021 and 2020. For the year ended December 31, 2022, CAF’s interest income was USD 1,315.3 million, representing an increase of USD 643.3 million, or 95.7%, compared to interest income of USD 671.9 million for the year ended December 31, 2021. This increase resulted primarily from higher interest rates charged on loans that accrue interest based on six-month LIBOR and a spread differential. Average market interest rates were higher during 2022, when six-month LIBOR averaged 2.87%, than in 2021, when six-month

LIBOR averaged 0.20%. For the year ended December 31, 2021, CAF’s interest income was USD 672.0 million, representing a decrease of USD 409.2 million, or 37.8%, compared to interest income of USD 1,081.2 million for the year ended December 31, 2020.

Interest Expense

Six Months Ended June 30, 2023, and 2022. For the six-month period ended June 30, 2023, CAF’s interest expense was USD 1,025.5 million, representing an increase of USD 783.3 million, or 323.3%, compared to interest expense of USD 242.2 million for the corresponding period in 2022. This increase resulted from higher interest rates, specifically the six-month LIBOR. Average market interest rates were higher in the first six months of 2023, when six-month LIBOR averaged 5.33%, than in the first six months of 2022, when six-month LIBOR averaged 1.44%.

2022, 2021 and 2020. For the year ended December 31, 2022, CAF’s interest expense was USD 854.7 million, representing an increase of USD 483.5 million, or 130.2%, compared to interest expense of USD 371.3 million for the year ended December 31, 2021. This increase resulted from higher overall funding costs due to the increase in six-month LIBOR. Average market interest rates were higher in 2022, when six-month LIBOR averaged 2.87%, than in 2021, when six-month LIBOR averaged 0.20%. Interest expense for the year ended December 31, 2021 was USD 371.3 million, representing a decrease of USD 223.9 million, or 37.6%, from interest expense of USD 595.2 million for the year ended December 31, 2020. This decrease resulted from lower overall funding costs due to the decrease in six-month LIBOR and the spread differential. Average market interest rates were lower in 2021, when six-month LIBOR averaged 0.20% than in 2020, when six-month LIBOR averaged 0.69%. The average amount of CAF’s liabilities increased by 1.3% for the year ended December 31, 2021, compared with the average for the year ended December 31, 2020.

Net Interest Income

Six Months Ended June 30, 2023 and 2022. For the six-month period ended June 30, 2023, CAF’s net interest income was USD 485.1 million, representing an increase of USD 369.2 million, or 318.3%, compared to net interest income of USD 116.0 million for the corresponding period in 2022. This increase resulted from higher interest rates during the six-month period of 2023 compared with the corresponding period in 2022, which had a positive impact on income because of the larger amount of interest-earning assets than of financial liabilities. The net interest income margin was 2.13% for the six-month period ended June 30, 2023, as compared to 0.58% for the corresponding period in 2022.

2022, 2021, and 2020. For the year ended December 31, 2022, CAF’s net interest income was USD 460.5 million, representing an increase of USD 159.8 million, or 53.2%, compared to net interest income of USD 300.7 million for the corresponding period in 2021. This increase resulted primarily from higher interest rates. For the year ended December 31, 2021, CAF’s net interest income was USD 300.7 million, representing a decrease of USD 185.3 million, or 38.1%, compared to net interest income of USD 486.0 million for the year ended December 31, 2020. This decrease resulted from lower average market rates as well as a decrease in interest-earning assets in comparison to financial liabilities. CAF’s net interest income margin was 1.08% in 2022, compared to 0.67% in 2021 and 1.17% in 2020.

Provision (Credit) for Loan Losses

CAF has adopted the requirements of ASU 2016-13 Financial Instruments – Credit Losses, along with several other subsequent codification updates related to accounting for credit losses, on January 1, 2020 following the modified-retrospective approach. As a result of the adoption, there was no cumulative-effect adjustment to the 2020 opening retained earnings. The allowance for credit losses is maintained at a level CAF believes to be appropriate to absorb expected lifetime credit losses over the contractual life of the loan portfolio and consider available information relevant to assessing the collectability of cash flows including a combination of internal and external information relating to past events, current conditions, and reasonable and supportable forecasts. A loan is considered in non-accrual status when, based on currently available information and events, it is probable that CAF will not recover the total amount of principal and interest as agreed in the terms of the original loan contract. The allowance for loan losses is determined on a loan-by-loan basis based on the present value of expected future cash flows, discounted at the original loan’s effective interest rate. CAF’s management individually evaluates the compliance of the new terms of the restructured loan for a reasonable period to calculate specific allowances for loan losses and if the remaining balance of the restructured loan is considered collectible, the restructured loan could return to accrual status. See Notes 2 and 6 to CAF’s audited financial statements for further information regarding allowance for loan loss calculations.

Six Months Ended June 30, 2023, and 2022. For the six-month period ended June 30, 2023, CAF recorded a provision for loan losses of USD 7.1 million, compared with a credit for loan losses of USD 3.7 million for the corresponding period in 2022. The provision for loan losses was due to an increase in the outstanding amount of private sector loans in the loan portfolio during the six-month period in 2023.

2022, 2021 and 2020. For the year ended December 31, 2022, CAF recorded a credit for loan losses of USD 3.3 million, due to the decrease in private sector loans during 2022 and improvement in credit rating for some country members, compared with the provision for loan losses of USD 29.9 million recorded for the year ended December 31, 2021. For the year ended December 31, 2021, the provision for loan losses decreased by USD 27.0 million. This decrease was primarily due to the reduction in loan loss provisions related to sovereign credit risk.

Non-Interest Income

CAF’s non-interest income consists principally of commissions, dividends arising from equity investments accounted for using the cost method, its corresponding share of earnings or losses on equity investments, which are accounted for using the equity method, and other income.

Six Months Ended June 30, 2023, and 2022. For the six-month period ended June 30, 2023, CAF’s non-interest income was USD 21.2 million, representing an increase of USD 6.7 million, or 45.7%, compared to non-interest income of USD 14.6 million for the corresponding period in 2022. This increase was primarily due an increase in other income and changes in fair value related to equity investments.

2022, 2021 and 2020. For the year ended December 31, 2022, CAF’s total non-interest income was USD 18.9 million, representing a decrease of USD 20.0 million, or 51.4%, compared to total non-interest income of USD 38.9 million for the year ended December 31, 2021. This decrease was primarily due to unrealized changes in fair value related to equity investments. For the year ended December 31, 2021, CAF’s total non-interest income was USD 38.9 million, representing an increase of USD 21.2 million, or 119.8%, from total non-interest income of USD 17.7 million for the previous year.

Non-Interest Expenses

CAF’s non-interest expenses consist principally of administrative expenses, representing 85.3% and 89.5% of total non-interest expenses for the six-month periods ended June 30, 2023, and June 30, 2022, respectively.

Six Months Ended June 30, 2023, and 2022. For the six-month period ended June 30, 2023, CAF’s non-interest expenses were USD 96.7 million, representing a decrease of USD 2.4 million, or (2.4%), compared to non-interest expenses of USD 99.1 million for the corresponding period in 2022. This decrease was primarily due to a decrease of USD 13.3 million or (91.2%) in other expenses in comparison with the corresponding period in 2022. The decrease in other expenses was offset to a large degree with the increase in administrative expenses, which were USD 95.4 million in the six-month period ended June 30, 2023, increasing by USD 10.9 million in comparison with the administrative expenses of USD 84.5 million for the corresponding period in 2022.

CAF’s non-interest expenses consist principally of administrative expenses, representing 87.3% and 91.8% of total non-interest expenses for the years ended December 31, 2022 and December 31, 2021, respectively.

2022, 2021 and 2020. For the year ended December 31, 2022, CAF’s total non-interest expenses were USD 203.6 million, representing an increase of USD 32.2 million, or 18.8%, compared to total non-interest expenses of USD 171.4 million for the year ended December 31, 2021. This increase resulted primarily from an increase in administrative expenses and impairment charges for equity investments. For the year ended December 31, 2021, CAF’s total non-interest expenses were USD 171.4 million, representing a decrease of USD 15.5 million, or 8.3%, compared to total non-interest expenses of USD 186.9 million for the year ended December 31, 2020.

For the year ended December 31, 2022, administrative expenses were USD 177.8 million, or 0.38% of CAF’s average total assets, representing an increase of USD 20.4 million compared to administrative expenses of USD 157.4 million for the year ended December 31, 2021. The increase resulted primarily from several corporate actions, such as the decentralization process of employees and new hires. For the year ended December 31, 2021, administrative expenses were USD 157.4 million, or 0.33% of CAF’s average total assets, representing an increase of USD 8.0 million compared to administrative expenses of USD 149.3 million for the year ended December 31, 2020.

Income Before Unrealized Changes in Fair Value Related to Financial Instruments and Contributions to Shareholders’ Special Funds

Six Months Ended June 30, 2023, and 2022. For the six-month period ended June 30, 2023, CAF’s income before unrealized changes in fair value related to financial instruments and contributions to Shareholders’ Special Funds was USD 402.6 million, representing an increase of USD 367.5 million, or 1,045.2%, compared to an income before unrealized changes in fair value related to financial instruments and contributions to Shareholders’ Special Funds of USD 35.2 million for the corresponding period of 2022. This increase resulted primarily from higher average market rates that generated higher income in CAF’s loan portfolio and investment portfolio.

2022, 2021 and 2020. For the year ended December 31, 2022, income before unrealized changes in fair value related to other financial instruments and contributions to Shareholders’ Special Funds was USD 279.2 million, representing an increase of USD 140.8 million, or 101.7%, compared to income before unrealized changes in fair value related to other financial instruments and contributions to Shareholders’ Special Funds of USD 138.4 million for the year ended December 31, 2021. This increase was primarily due to the increase in non-interest income and the increase in interest income. Income before unrealized changes in fair value related to other financial instruments and contributions to Shareholders’ Special Funds for the year ended December 31, 2021 was USD 138.4 million, representing a decrease of USD 175.5 million, or 55.9%, compared to income before unrealized changes in fair value related to other financial instruments and contributions to Shareholders’ Special Funds of USD 313.9 million for the year ended December 31, 2020.

Net Income and Total Comprehensive Income

Six Months Ended June 30, 2023, and 2022. For the six-month period ended June 30, 2023, CAF’s net income and total comprehensive income was USD 313.6 million, representing an increase of USD 299.1 million, or 2,071.0%, compared to net income and total comprehensive income of USD 14.4 million for the corresponding period in 2022. This increase resulted primarily from higher interest rates, increasing interest income and loan portfolio growth.

2022, 2021 and 2020. In March 2014, the Shareholders’ Assembly agreed, effective 2015, to approve a maximum amount to be contributed to Shareholders’ Special Funds during the fiscal year and to recognize these contributions as expenses. In 2022, USD 89.0 million was recognized as a contribution to Shareholders’ Special Funds, resulting in net income of USD 169.0 million, representing an increase of USD 64.0 million, or 60.9%, compared to net income of USD 105.0 million for 2021. This increase resulted primarily from an increase in interest income as a result of higher average market rates that generated higher income in CAF’s loan portfolio and investment portfolio. In 2021, CAF recognized USD 30.0 million as a contribution to Shareholders’ Special Funds, resulting in net income and total comprehensive income of USD 105.0 million, representing a decrease of USD 134.8 million, or 56.2%, compared to net income of USD 239.8 million for 2020. For more information, see Note 22 to CAF’s audited financial statements in this prospectus.

Balance Sheet

Assets

June 30, 2023. As of June 30, 2023, CAF’s total assets were USD 51.4 billion, representing an increase of USD 992.9 million or 2.0%, as compared to total assets of USD 50.4 billion as of December 31, 2022. The increase in assets resulted primarily from an increase in the outstanding amount of total loans, which grew by 3.0%, as compared to December 31, 2022.

2022 and 2021. As of December 31, 2022, CAF’s total assets were USD 50.4 billion, representing an increase of USD 2.8 billion, or 5.8%, as compared to total assets of USD 47.6 billion as of December 31, 2021. The increase in total assets was primarily due to the growth of CAF’s loan portfolio and other assets, which increased by USD 1.0 billion and USD 2.2 billion respectively as compared to December 31, 2021.

Liabilities

June 30, 2023. As of June 30, 2023, CAF’s total liabilities were USD 37.4 billion, representing an increase of USD 736.0 million or 2.0%, as compared to total liabilities of USD 36.7 billion as of December 31, 2022. The increase in liabilities resulted primarily from an increase in the outstanding amount of Bonds and Commercial Paper, which increased by 7.8% and 12.9%, respectively, as compared to December 31, 2022.

2022 and 2021. As of December 31, 2022, CAF’s total liabilities were USD 36.7 billion, representing an increase of USD 2.4 billion, or 6.9%, as compared to total liabilities of USD 34.3 billion as of December 31, 2021. The increase in total liabilities resulted primarily from an increase in outstanding amounts of Commercial Paper, Deposits and Derivative financial instruments. which increased by 64.2%, 16.5% and 292.7%, respectively, as compared to December 31, 2021.

Shareholders’ Equity

June 30, 2023. As of June 30, 2023, CAF’s total shareholders’ equity was USD 14.0 billion, representing an increase of USD 256.9 million, or 1.9%, as compared to total shareholders’ equity of USD 13.7 billion as of December 31, 2022. The increase in total shareholders’ equity resulted primarily from an increase in retained earnings and paid-in capital contributions.

2022 and 2021. As of December 31, 2022, CAF’s total shareholders’ equity was USD 13.7 billion, representing an increase of USD 419.7 million, or 3.2%, as compared to total shareholders’ equity of USD 13.3 billion as of December 31, 2021. The increase in CAF’s total shareholders’ equity resulted primarily from an increase in paid-in capital contributions.

Asset Quality

Overdue Loans

June 30, 2023. As of June 30, 2023, there were no overdue loans (not including non-accrual loans in overdue status).

2022 and 2021. As of each of December 31, 2022 and 2021 there were no overdue loans (not including non-accrual loans in overdue status).

Non-accrual Loans

June 30, 2023. As of June 30, 2023, the total principal amount of CAF’s impaired loans was USD 100.6 million, or 0.3% of the total loan portfolio, representing a decrease of USD 7.3 million as compared to impaired loans of USD 107.9 million as of December 31, 2022. CAF considers a loan to be impaired when it is in non-accrual status.

2022 and 2021. As of December 31, 2022, the total principal amount of CAF’s impaired loans was USD 107.9 million, or 0.4% of the total loan portfolio, and was related to private sector borrowers. CAF considers a loan to be impaired when it is in non-accrual status. As of December 31, 2021, the total principal amount of CAF’s impaired loans was USD 112.1 million, or 0.4% of the total loan portfolio.

Restructured Loans

June 30, 2023. As of June 30, 2023, the total principal amount of CAF’s outstanding restructured loans was USD 15.8 million, or 0.1% of the total loan portfolio.

2022 and 2021. As of December 31, 2022, the total principal amount of outstanding restructured loans was USD 23.1 million, or 0.1% of the total loan portfolio. As of December 31, 2021, the total principal amount of outstanding restructured loans was USD 29.2 million, or 0.1% of the total loan portfolio.

Loan Write-offs and Recoveries

June 30, 2023. There were no loans written-off during the six-month period ended June 30, 2023, and there were USD 5.0 million loans written-off during the corresponding period of 2022. CAF did not book any recoveries during the first six months of 2023.

2022 and 2021. In the year ended December 31, 2022, a total amount of USD 11.1 million loans were written off in comparison with the year ended December 31, 2021, which had USD 48.2 million written off. See “Operations of CAF — Asset Quality” for further information regarding CAF’s asset quality. See “ — Balance Sheet” above for details regarding the distribution of CAF’s loans by country and “Operations of CAF — Loan Portfolio” for details regarding the distribution of CAF’s loans by economic sector.

Liquidity

CAF’s liquidity policy requires it to maintain sufficient liquid assets to cover at least 12 months of net cash requirements.

Net cash requirements under this new policy are calculated as follows:

(+)	Scheduled loan collections

(+)	Committed paid-in capital payments

(–)	Scheduled debt service

(–)	Committed disbursements

CAF’s investment policy requires that at least 90% of CAF’s liquid assets be held in the form of investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization. The remaining portion of CAF’s liquid assets may be invested in non-investment grade instruments rated B-/Ba3/B or better by a U.S. nationally-recognized statistical rating organization. CAF’s investment policy emphasizes security and liquidity over yield.

As of June 30, 2023, CAF’s liquid assets consisted of USD 15.5 billion of cash, deposits with banks, marketable securities and other investments, of which 94.2% were invested in investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization; 27.4% of CAF’s liquid assets were invested in time deposits in financial institutions, 15.2% in commercial paper, 8.7% in corporate and financial institution bonds, 13.8% in certificates of deposit, 22.4% in U.S. Treasury Notes and 12.5% in other instruments, including deposits in cash.

As of December 31, 2022, CAF’s liquid assets consisted of USD 15.4 billion of cash, deposits with banks, marketable securities and other investments, of which 94.5% were invested in investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization; 42.5% of CAF’s liquid assets were invested in time deposits in financial institutions, 12.0% in commercial paper, 8.6% in corporate and financial institution bonds, 18.0% in certificates of deposit, 11.5% in U.S. Treasury Notes and 5.6% in other instruments, including deposits in cash.

As of December 31, 2021, CAF’s liquid assets consisted of USD 16.1 billion of cash, deposits with banks, marketable securities and other investments, of which 90.7% were invested in investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization; 21.7% of CAF’s liquid assets were invested in time deposits in financial institutions, 24.0% in commercial paper, 12.1% in corporate and financial institution bonds, 20.4% in certificates of deposit, 13.8% in U.S. Treasury Notes and 9.2% in other instruments, including deposits in cash.

As of June 30, 2023, CAF’s liquid assets were distributed by country as follows:

United States	34.5%
Supranationals	10.7%
Chile	9.1%
Switzerland	7.6%
United Arab Emirates	5.4%
France	5.2%
Japan	5.0%
Canada	3.2%
Qatar	3.2%
China	2.7%
Kuwait	2.1%
United Kingdom	1.8%
South Korea	1.7%
Germany	1.6%
Denmark	1.2%
Colombia	1.2%
Others	3.7%

As of December 31, 2022, CAF’s liquid assets were distributed by country as follows:

United States	29.6%
Japan	4.7%
France	5.0%
China	8.2%
Australia	1.1%
Canada	3.2%
Switzerland	9.4%
South Korea	1.0%
Spain	0.7%
Chile	7.1%

Germany	2.8%
Netherlands	0.1%
United Arab Emirates	1.1%
United Kingdom	0.7%
Qatar	2.9%
Ireland	0.9%
Supranationals	15.8%
Kuwait	2.9%
Hong Kong	0.2%
Others	2.6%

Commitments and Contingencies

CAF enters into commitments and contingencies in the normal course of business to facilitate its business and objectives. Commitments and contingencies include:

•	credit agreements subscribed and pending disbursements;

•	lines and letters of credit for foreign trade;

•	equity investment agreements subscribed; and

•	partial credit guarantees.

See Note 21 to CAF’s audited financial statements included elsewhere in this prospectus.

Strategy and Capital Resources

CAF’s business strategy is to provide financing for projects, trade and investment in the shareholder countries. CAF’s management expects CAF’s assets to grow in the future, which will increase its need for additional funding. Likewise, maturing debt obligations will need to be replaced. In addition to scheduled capital increases, CAF’s management anticipates a need to increase funds raised in the international capital markets and to maintain funding through borrowings from multilateral and other financial institutions. While the substantial majority of CAF’s equity will continue to be held by full member shareholder countries, CAF intends to continue offering equity participation to associated shareholder countries through the issuances of Series “C” shares to such countries. See “Capital Structure.”

CAF intends to continue its programs to foster sustainable growth within the shareholder countries, and to increase its support for the private sector within their markets, either directly or through financial intermediaries. See “Operations of CAF.”

OPERATIONS OF CAF

The purpose of CAF is to foster and promote economic development, social development and integration within the shareholder countries through the efficient use of financial resources in conjunction with both private sector and public sector entities. To accomplish its objective, CAF primarily engages in short-, medium- and long-term loans and guarantees. To a lesser extent, CAF makes limited equity investments in funds and companies, and provides technical and financial assistance, as well as administrative services for certain regional funds.

CAF also provides lending for projects in associated shareholder countries, including but not limited to projects that promote trade or integration with full member shareholder countries.

Business Management of CAF

CAF’s business management is divided into two broad functions: client relationship management and financial management.

Client Relationship Management

CAF’s client relationship management function is conducted by a group of relationship managers and sector and product specialists who are responsible for the development, structuring, appraisal and implementation of its lending activities. Clients are identified through direct contact, referrals from CAF’s representative offices and referrals from third parties such as shareholders, multilateral institutions, international financial institutions and other clients.

CAF’s client relationship management function is currently fulfilled by the following two Vice- Presidencies:

•	The Corporate Vice Presidency of Strategic Programming which is responsible for the following departments:

•

The Corporate Country Management, which is responsible for the relationships with governments, public sector corporations and financial institutions and for the development of a global approach to business activities in each of the shareholder countries;

•

The Physical Infrastructure and Digital Transformation Management, which is responsible for the financing of public and private infrastructure projects and the analysis of public policies within the different development sectors;

•	The Social and Human Development Management, which is responsible for financings and investments in social areas and in micro, small and medium size enterprises;

•	The Urban Development and Creative Economies Department, which is responsible for financings and investments in water & sanitation projects as well as projects related to the urban agenda;

•

The Gender, Inclusivity and Diversity Department, which is responsible for financings and investments in gender, inclusivity & diversity projects including projects involving ethnic and indigenous populations; and

•	The Climate Action & Positive Biodiversity Department, which is responsible for financings and investments in mitigation, adaptation and biodiversity projects.

•	A Private Sector Vice Presidency, which is responsible for the relationships with private sector corporations and financial institutions.

The client relationship management group is also responsible for reviewing and developing lending policies and procedures and for monitoring the quality of the loan portfolio on an ongoing basis. In these duties, the client relationship management group is assisted by the Credit Administration Office and the Corporate Comptroller Office.

Financial Management

CAF’s financial management group is responsible for managing its funded debt, as well as its liquid assets. This group is responsible for developing, structuring, appraising and implementing CAF’s borrowing activities. It is also responsible for reviewing and developing policies and procedures for the monitoring of CAF’s financial well-being and for the proper management of liquidity. The financial management group is headed by the Vice President of Finance.

The asset distribution group is a part of the financial management group, and has two basic responsibilities:

•	structuring “A/B” loan transactions in which CAF lends a portion of the total amount and other financial institutions loan the remainder; and

•	selling loans to international banks interested in increasing their exposure in the shareholder countries.

The staff of the financial management group works in close coordination with the client relationship managers. The client relationship management group and financial management group are supported by the financial control and budget, human resources, information systems and legal departments.

Loan Portfolio

CAF extends medium-term and long-term loans to finance both public sector and private sector projects in the shareholder countries, either directly to a project or through a financial institution in a shareholder country that lends the funds to the appropriate project. To a lesser extent, CAF also provides loans to finance trade by and among the shareholder countries. Loans may be used for any component of a project, subject to exceptions relating to, among other things, the acquisition of land and the payment of taxes. CAF endeavors to concentrate CAF’s lending activities on national and multinational economic development projects, especially those involving electricity, gas and water supply, transport or communications in two or more shareholder countries and those that generate foreign exchange.

CAF provides credit lines to financial institutions in the shareholder countries. The purpose of these credit lines is to enable these institutions to finance projects that fall within CAF’s overall objectives, but that are not sufficiently large to justify CAF being directly involved in the project. The relevant financial institutions are thereby provided with funds that enable them to strengthen their financial resources within parameters previously agreed to with CAF. Under such multi-sectoral credit lines, CAF takes the credit risk of the financial intermediary and also has recourse to the underlying borrowers. The financial intermediaries are responsible for repayment of their loans from CAF regardless of whether the underlying borrower repays the financial intermediary.

CAF endeavors to strengthen trade by and among shareholder countries and to assist companies in the shareholder countries to access world markets. CAF’s trade-financing activities are complementary to those of the export credit agencies of shareholder countries because it finances qualifying import or export operations, whereas those agencies generally are limited to providing financing only for goods exported from the respective countries. Through trade-financing, CAF finances the movement of merchandise. CAF also provides credit support to trade activities through the confirmation of letters of credit in situations where the issuing local bank would not be perceived as sufficiently creditworthy by financial institutions in the beneficiary’s country.

In 1997, CAF began making a portion of its loans through an “A/B” loan program, where it acts as lender of record for the entire loan and sells non-recourse participations in the “B” portion of the loan to financial institutions. The “A” portion of the loan is made directly to the borrower by CAF. Under the “B” portion, other financial institutions provide the funding and assume the credit risk; CAF does not provide funding under the “B” portion and, therefore, does not assume any credit risk. Because CAF acts as the lender of record for the entire loan, thereby operating as the one official lender in the transaction, the borrower receives an interest rate that is generally lower than the rate available in the commercial markets. The lower interest rate is a result, among other factors, of the reduced inherent risk resulting from CAF’s status as a multilateral financial institution.

CAF’s loan pricing is typically based on its cost of funds plus a spread to cover operational costs and credit risks. All sovereign-risk loans are made at the same spread for comparable maturities. Generally, CAF’s loans are made on a floating interest rate basis. Under certain exceptional circumstances, loans may be made at fixed interest rates, provided that the corresponding funding is obtained at fixed interest rates. CAF generally charges a loan origination fee up to 0.85% of the total loan amount and a commitment fee equal to 0.35% per annum on undisbursed loan balances. Substantially all loans are denominated in U.S. dollars.

CAF’s policies generally require that loans to public sector entities have the benefit of sovereign guarantees. Exceptions have been made for a few highly capitalized entities. Loans to private sector entities other than banks generally must have the benefit of bank or other guarantees, or other collateral acceptable to CAF.

As of December 31, 2022, CAF’s total assets were USD 50.4 billion, of which USD 30.6 billion, or 60.8%, were disbursed and outstanding loans. As of December 31, 2022, the “B” loan portion of CAF’s “A/B” loan transactions totaled USD 290.3 million. The tables on loan exposure that follow reflect only the “A” portion of the respective “A/B” loan transactions since CAF only assumes the credit risk of the “A” loan portion. CAF’s management expects further loan growth to be funded by additional borrowings and deposits, retained earnings and planned capital increases.

Loans to Public and Private Sector Borrowers

CAF’s total loan portfolio outstanding, classified by public sector and private sector borrowers, was as follows:

	As of December 31,
	2022		2021	2020
	(in USD millions)
Public Sector	96.2%	29,791.0	27,723.9	25,619.4
Private Sector	3.8%	1,168.1	1,889.9	2,341.8

	100%	30,959.1	29,613.8	27,961.2

Fair value adjustments		(336.8)	(18.4)	156.7

		30,622.3	29,595.4	28,117.9

Geographic Distribution of Loans

CAF’s total loan portfolio outstanding, classified on a country-by-country basis, according to the location of the borrower, was as follows:

	As of December 31,
	2022			2021			2020
	Public	Private	Total	Public	Private	Total	Public	Private	Total
	(in USD millions)
Argentina	3,961.4	20.0	3,981.4	3,818.9	23.4	3,842.3	3,698.6	87.5	3,743.3
Barbados	181.1	—	181.1	172.7	—	172.7	170.3	—	75.4
Bolivia	2,985.5	15.2	3,000.7	2,725.8	26.7	2,752.5	2,505.7	116.5	2,715.8
Brazil	2,560.2	73.1	2,633.3	2,268.8	429.2	2,698.0	1,948.0	719.6	2,228.6
Chile	—	192.5	192.5	—	304.2	304.2	100.0	427.9	472.9
Colombia	3,538.6	187.6	3,726.3	3,123.5	279.9	3,403.4	2,553.0	782.3	2,857.9
Costa Rica	533.9	—	533.9	547.1	—	547.1	560.4	8.0	81.7
Dominican Republic	412.6	—	412.6	110.8	—	110.8	128.4	20.3	174.7
Ecuador	4,212.2	20.0	4,232.2	4,187.1	14.3	4,201.4	4,079.2	127.3	3,727.5
El Salvador	75.0	—	75.0	—	—	—	—	—	—
Mexico	935.0	20.0	955.0	800.0	25.0	825.0	835.0	50.0	885.0
Panama	2,517.1	181.6	2,698.7	2,379.0	183.1	2,562.1	1,806.5	269.7	2,076.2
Paraguay	2,020.8	38.3	2,059.1	1,486.2	25.5	1,511.7	1,045.7	40.5	1,086.2
Peru	1,188.6	285.1	1,473.7	1,288.2	455.7	1,743.9	1,065.6	459.0	1,524.5
Trinidad and Tobago	1,217.2	—	1,217.2	1,164.0	—	1,164.0	1,048.9		1,048.9
Uruguay	845.9	134.6	980.5	780.3	122.9	903.2	874.8	115.9	990.7
Venezuela	2,512.6	—	2,512.6	2,871.5	—	2,871.5	3,199.7	—	3,199.7

	29,791.0	1,168.1	30,959.1	27,723.9	1,889.9	29,613.8	25,619.4	2,341.7	27,961.2

Fair value adjustments			(336.8)			(18.4)			156.7

Total			30,622.3			29,595.4			28,117.9

Loans Approved and Disbursed by Country

CAF’s loan approval process is described under “— Credit Policies.” After approval, disbursements of a loan proceed in accordance with the contractual conditions of the loan agreement.

Set forth below is a table of the amount of loans approved and loans disbursed, classified by country, for each of the years indicated:

	Approved(1)			Disbursed(2)
	2022	2021	2020	2022	2021	2020
	(in USD millions)			(in USD millions)
Argentina	1,468.6	1,377.8	963.6	761.5	699.4	536.4
Bolivia	616.6	397.9	554.0	627.1	467.0	212.7
Brazil	1,841.0	1,492.7	1,674.6	605.7	2,003.0	1,747.2
Colombia	1,784.4	1,712.3	1,692.7	1,140.5	1,321.8	1,721.0
Ecuador	967.8	1,159.1	1,135.2	610.7	534.49	992.0
El Salvador	300.3	—	—	75.0	—	—
Mexico	800.4	1,100.8	503.0	838.1	603.0	1,322.6
Panama	576.0	511.5	560.7	480.0	541.5	448.4
Paraguay	1,137.6	880.8	946.9	620.0	494.5	629.1
Peru	2,416.5	2,061.9	2,615.5	308.4	966.3	695.1
Trinidad and Tobago	195.7	230.8	350.8	100.8	160.1	300.5
Uruguay	850.8	1,100.7	1,351.5	182.3	290.9	96.5
Venezuela	0.6	1.1	1.0	27.8	29.7	1.1
Others(3)	1,144.2	1,164.7	1,797.2	855.9	777.5	1,680.2

Total	14,100.5	13,192.0	14,147.0	7,233.8	8,888.9	10,382.8

(1)

Loans approved for disbursement in a given year may be disbursed, in whole or in part, in the current year or at a later date. The amount of loans disbursed and the timing of any individual disbursement, including the quantum of disbursement, are a function of the type of project and loan being financed.

(2)	Includes short-term loans in the amounts of USD 4,060.5 million, USD 5,176.8 million and USD 4,942.1 million for the years ended December 31, 2022, 2021 and 2020, respectively.
(3)	Loans outside the full member shareholder countries for the years ended December 31, 2022, 2021, and 2020.

As of December 31, 2022, the increase (decrease) of CAF’s loan portfolio by country compared to the year ended December 31, 2021 was as follows: Argentina, 3.6%; Bolivia, 12.7%; Brazil, (2.4%); Colombia, 9.5%; Ecuador 0.7%; El Salvador, N/A; Panama 5.1%; Paraguay, 36.2%; Peru, (15.5%); Trinidad and Tobago, 4.6%; Uruguay, 8.5%; and Venezuela, (12.5%). The growth of the loan portfolio reflects loan approvals as a result of higher demand from shareholder countries and CAF’s increased share of infrastructure financings in the region. Loans to associated shareholder countries holding Series “C” shares (as described under “Capital Structure — General”) totaled USD 2,275.1 million in 2022, compared to loans to associated shareholder countries holding Series “C” shares totaling USD 1,959.8 million, and USD 2,224.4 million in 2021 and 2020, respectively.

CAF’s management anticipates that CAF’s loan portfolio will continue to grow as a result of its strategy to expand its shareholder base, both by issuing shares to new shareholder countries and by additional capital subscriptions by existing shareholder countries, which may result in increased loan demand for projects in such countries.

Distribution of Loans by Industry

As of December 31, 2022, CAF’s loan portfolio outstanding was distributed by country and industry as follows:

	Argentina	Bolivia	Brazil	Colombia	Ecuador	Panama	Paraguay	Peru	Uruguay	Venezuela	Others(2)	Total by Sector	% of Total
	(in USD millions)
Agriculture, hunting and forestry	46.8	6.1	—	—	—	—	—	—	—	—	—	52.9	0.2%
Manufacturing industry	—	—	23.1	—	1.3	—	—	—	—	—	—	24.4	0.1%
Electricity, gas and water supply	876.4	579.3	465.4	222.5	566.3	356.8	463.0	279.2	558.9	1,226.0	103.1	5,696.9	18.4%
Transport, warehousing and communications	1,203.7	1,246.0	1,253.7	254.3	1,183.6	1,111.9	732.1	355.3	267.2	177.8	701.6	8,487.1	27.4%
Financial intermediaries(1)	—	5.5	381.3	310.4	196.8	70.9	38.3	190.0	—	—	688.8	1,882.0	6.1%
Social and other infrastructure programs	1,852.0	1,162.0	463.3	2,939.0	2,278.1	1,041.7	825.7	649.2	154.4	1,108.8	2,284.6	14,758.7	47.7%
Other activities	2.6	1.9	46.4	—	6.2	—	—	—	—	—	—	57.1	0.2%
Total	3,981.4	3,000.7	2,633.3	3,726.3	4,232.2	2,518.2	2,059.1	1,473.7	980.5	2,512.6	3,778.1	30,959.1	100.0%

(1)	Multi-sectoral credit lines to public sector development banks, private banks and other institutions.
(2)	This column includes loans outside the full member shareholder countries as of December 31, 2022.

Maturity of Loans

As of December 31, 2022, CAF’s outstanding loans were scheduled to mature as follows:

	2022	2023	2024	2025	2026	2027-2037
	(in USD millions)
Principal amount	4,060.5	3,158.7	2,979.2	2,785.4	2,932.9	15,042.3

Ten Largest Borrowers

The following table sets forth the aggregate principal amount of loans to CAF’s ten largest borrowers, and the percentage such loans represented of the total loan portfolio, as of December 31, 2022:

Borrower	Amount	As a Percentage of Total Loan Portfolio
	(in USD millions)
Republic of Ecuador	3,610.6	11.7
Argentine Republic	3,604.5	11.6
Republic of Colombia	3,101.8	10.0
Plurinational State of Bolivia	2,985.5	9.6
Republic of Panama	2,402.6	7.8
Bolivarian Republic of Venezuela	1,683.2	5.4
Republic of Paraguay	1,557.8	5.0
Republic of Trinidad and Tobago	1,217.2	3.9
Republic of Peru	1,188.6	3.8
Central Bank of Venezuela	829.4	2.7

	22,181.1	71.6

Selected Projects

Set out below are examples of projects approved by CAF during 2022 and the respective loan approval amounts. The selected projects represent a mix of CAF’s loan portfolio in the different sectors and activities in which CAF participates, including both public and private sector projects. They have been selected based on the relevance to the shareholder countries and are representative of CAF’s lending activities in each such country.

Argentina

Basic Works Program of Drinking Water AySA — Phase IV. Amount: USD 340 million.

Bolivia

Construction of the Escoma-Charazani road: Tranche I Escoma-Pacobamba. Amount: USD 54 million.

Brazil

Infrastructure Program, Economic and Socio-environmental Development Program of Itapipoca (PRODESA). Amount: USD 50 million.

Colombia

Biodiversity and Climate Change Sector Support Program. Amount: USD 300 million.

Ecuador

Support Program for the reconstruction of Manabí and Esmeraldas. Amount: USD 205 million.

El Salvador

Sector Free Availability Program for Climate Change-Resilient Transport Infrastructure. Amount: USD 75 million.

Panama

National Climate Change Policy Support Program. Amount: USD 350 million.

Paraguay

Project for the construction of the sanitary sewage system, wastewater treatment plant and improvement of the potable water system of the Mariano Roque Alonso basin Amount: USD 160 million.

Peru

Contingent loan within the framework of the post-COVID 19 sustainable recovery. Amount: USD 500 million.

Trinidad and Tobago

Sector-Wide Approach Program to Support the Implementation of the Digital Transformation and Inclusion Strategy. Amount: USD 120 million.

Other Activities

Treasury Operations

CAF’s investment policy requires that at least 90% of its liquid assets be held in the form of investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization. The remaining portion may be invested in unrated or non-investment grade instruments rated B-/Ba3/B- or better by a U.S. nationally-recognized statistical rating organization. As of December 31, 2022, CAF’s liquid assets consisted of USD 15.4 billion of cash, deposits with banks, marketable securities and other investments, of which 94.5% were invested in investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization; 42.5% of CAF’s liquid assets were invested in time deposits in financial institutions, 12.0% in commercial paper, 8.6% in corporate and financial institution bonds, 18.4% in certificates of deposit, 11.5% in U.S. Treasury Notes and 5.6% in other instruments, including deposits in cash.

Equity Shareholdings

CAF may acquire equity shareholdings in new or existing companies within the shareholder countries, either directly or through investment funds focused on Latin America. CAF’s equity participation in any one company is limited to 1% of its shareholders’ equity. CAF’s policies do not permit it to be a company’s largest individual shareholder. In addition, the aggregate amount of CAF’s equity investments cannot exceed 10% of its shareholders’ equity. As of December 31, 2022, the carrying value of CAF’s equity investments totaled USD 381.8 million, representing 2.8% of its shareholders’ equity. As of December 31, 2021, 66.2% of CAF’s equity portfolio was held through investment funds.

Credit Guarantees

CAF has developed its credit guarantee product as part of its role of attracting international financing for its shareholder countries. As such, CAF may offer guarantees of private credit agreements or it may offer public guarantees of obligations of the securities of third party issuers. CAF generally offers only partial credit guarantees with the intention that private lenders or holders of securities share the risk along with CAF.

The emphasis of the credit guarantees is to aid in the financing of public sector projects, though CAF does not have any internal policies limiting its credit guarantees to public sector projects. Also, although CAF generally intends to guarantee approximately 25% of the financing for a given project, it may guarantee up to the full amount of the financing, subject to its other credit policies. CAF’s internal policies limit the aggregate outstanding amount of its credit guarantees to a maximum amount equivalent to 20% of CAF’s total equity. The amount of credit guarantees outstanding was USD 137.0 million as of December 31, 2022. Those credit guarantees represent 1.0% of CAF’s total equity and include guarantees issued for a public sector project in Peru and for several private sector companies that are operating in Argentina, Mexico and Peru.

Promotion of Regional Development

As part of CAF’s role in advancing regional integration, it evaluates on an ongoing basis new investment opportunities intended to benefit the shareholder countries. CAF also provides technical and financial assistance for the planning and implementation of binational and multinational projects, help obtain capital and technology for these projects, and assist companies in developing and implementing modernization, expansion and organizational development programs.

Fund Administration

In 2022, CAF acted as fund administrator for several funds funded by third parties and by its shareholders, the net assets of which totaled USD 464.1 million as of December 31, 2022. In 2021, CAF acted as fund administrator for several funds funded by third parties and by its shareholders, the net assets of which totaled USD 442.3 million as of December 31, 2021. CAF has no residual interest in the net assets of the special funds.

Each year, the Shareholders’ Assembly approves a maximum amount to be contributed to Shareholders’ Special Funds during the fiscal year, which contributions are recognized as expenses.

In March 2022, the Shareholders’ Assembly approved the contribution up to a maximum amount of USD 89.0 million to some shareholders’ special funds for 2022. Subsequently, for the year ended December 31, 2022, based on the analysis of the new commitments contracted or the resources required by the shareholders’ special funds, authorized the contributions of USD 70.0 million, USD 15.0 million, and USD 4.0 million to Compensatory Financial Fund (FFC), Technical Cooperation Fund (FCT) and Human Development Fund (FONDESHU), respectively. For the year ended December 31, 2022, CAF recognized USD 89.0 million as an expense and, as of December 31, 2022, recognized an unconditional obligation (accounts payable) for USD 44.2 million, which was paid in January 2023. In March 2021, the Shareholders’ Assembly approved the contribution up to a maximum amount of USD 30.0 million to FCT for 2021. Subsequently, for the year ended December 31, 2021, based on the analysis of the new commitments contracted or the resources required by the shareholders’ special funds, CAF recognized USD 30 million as an expense and, as of December 31, 2021, recognized an unconditional obligation (accounts payable) for USD 12.5 million, which was paid in January 2022.

Technical Cooperation Fund

As of December 31, 2022, the Technical Cooperation Fund had a balance of USD 88.1 million. The purpose of this fund is to finance research and development studies that may lead to the identification of project investment opportunities and also, on occasion, to provide grants that are typically less than USD 100,000 each to facilitate the implementation of those projects.

Human Development Fund

As of December 31, 2022, the Human Development Fund had a balance of USD 6.8 million. This fund is devoted to assisting projects intended to promote sustainable development in socially excluded communities, as well as to support micro-enterprises through the financing of intermediary institutions that offer direct loans to rural and urban micro-entrepreneurs.

Compensatory Financing Fund

As of December 31, 2022, the Compensatory Financing Fund had a balance of USD 191.7 million. This fund was created to provide interest rate compensation of certain loans granted by CAF when a project providing social or developmental benefits is otherwise unable to sustain market interest rates. See Note 22 to CAF’s audited financial statements included elsewhere in this prospectus.

Fund for the Development of Small and Medium Enterprises

As of December 31, 2022, the Fund for the Development of Small and Medium Enterprises had a balance of USD 61.4 million. The purpose of this fund is to finance and, in general, support initiatives that aid the development of an entrepreneurial class in the shareholder countries.

Others nonrelated with shareholders’ special funds

As of December 31, 2022, others nonrelated with shareholders’ special funds had a total balance of USD 116.0 million.

Credit Policies

The Constitutive Agreement limits the total amount of disbursed and outstanding loans, guarantees and equity investments to 4.0 times shareholders’ equity. CAF’s actual ratio on December 31, 2022 was 2.3 times shareholders’ equity.

CAF applies commercial banking standards for credit approvals and maintains policies and procedures regarding risk assessment and credit policy. Relationship managers perform an initial screening of each potential client and transaction to ensure that the proposed extension of credit falls within CAF’s policies. Proposed project loans are evaluated in accordance with CAF’s Operational Policies, which set out detailed eligibility and evaluation guidelines. Loans to a private sector borrower are approved taking into consideration both the individual loan and the total exposure to the borrower.

The Loans and Investments Committee (the “Committee”) recommends approvals of loans and investments. The members of this Committee are the Vice Presidents and the Chief Risk Officer. The Committee is chaired by the Executive Vice President. The Secretary of the Committee is an officer from the Credit Administration Office. The General Counsel, a representative from the Office of the Executive President and the Planning and Impact on Development Manager have voice in the Committee. The Executive President, upon the recommendation of the Loans and Investments Committee, may approve (a) loans of up to USD 75.0 million for sovereign credits, (b) loans of up to USD 50.0 million for private credits, (c) investments of up to USD 25.0 million in the case of equity investments, (d) investments of up to 1% of total liquid assets of any issuer (unless the issuer is: (i) at least investment grade, in which case the investment may be up to 5% of the issuer’s total liquid assets, (ii) a government or governmental institution with an investment grade rating of at least AA+, in which case the investment may be up to 7% of the issuer’s total liquid assets, or (iii) the U.S. Treasury or the Bank for International Settlements, in which case CAF’s investment in notes, bills or bonds may be up to 50% of total liquid assets for each issuer), and (e) technical cooperation credits of up to USD 1.0 million. Amendments and waivers are approved by the committee and extensions and renewals are also approved by the committee.

Our policies also impose limitations on loan concentration by country and by type of risk. Loans to entities in any one full member shareholder country may not exceed either 25% of CAF’s loan portfolio or 100% of its shareholders’ equity. Aggregate loans to entities in any associated shareholder country currently may not exceed eight times the total of such country’s paid-in capital contribution to CAF plus any assets entrusted by the country to it under a fiduciary relationship. This limit does not apply to trade loan financing with full member shareholder countries. Additionally, no more than four times the country’s paid-in capital contribution to CAF plus any assets entrusted to it under a fiduciary relationship may be committed to operations essentially national in character. The same limitation applies to CAF’s total loan portfolio in relation to its shareholders’ equity. Loans to a public sector or mixed-capital entity not considered a sovereign risk are limited in the aggregate to 15% of CAF’s shareholders’ equity. Additionally, the exposure to any individual private sector entity or to an economic group is limited to 2.35% and 3.5%, respectively, of CAF’s total loan portfolio.

Operations in which CAF extends credit to entities in Series “C” shareholder countries must generally be related to activities of such entities in, or related to, the full member shareholder countries. Notwithstanding the above, the aggregate total of outstanding loans in all such countries may not exceed 15% of CAF’s total loan portfolio.

CAF’s policies permit it to provide up to 100% of the total project costs with respect to short-term loans. For medium- and long-term loans, CAF determines the appropriate level of financing on a case-by-case basis; however, limited-recourse financing in such loans may not exceed 50% of project costs. In practice, however, CAF typically limits its loans to a smaller percentage of total project costs and generally require a larger percentage of financial support by the borrower than required by its credit policies.

Asset Quality

CAF classifies a loan as overdue whenever payment is not made on its due date. CAF charges additional interest on the overdue payment from the due date and immediately suspend disbursements on all loans to the borrower and to any other borrowers of which the overdue borrower is a guarantor. The entire principal amount of a loan is placed in non-accrual status when collection or recovery is doubtful or when any payment, including principal, interest, fees or other charges in respect of the loan, is more than 90 days overdue in the case of a private sector loan or more than 180 days overdue in the case of a public sector loan. Interest and other charges on non-accruing loans are included in income only to the extent that payments have actually been received by CAF.

As of December 31, 2022, there were no loans overdue and USD 107.9 million of loans in non-accrual status. As of December 31, 2021, there were no loans overdue and USD 112.1 million of loans in non-accrual status.

For the year ended December 31, 2022, there were USD 11.1 million of loan write-offs. The loan write-offs in 2021 occurred because there was reasonable belief by CAF’s management that certain loan balances from the private sector would not be collectible. Given that CAF’s loan portfolio in 2022 was USD 30.6 billion, loans written-off represented only 0.04% of CAF’s total loan portfolio. As such, CAF believes it has not suffered any individually significant losses on its loan portfolio. Although CAF’s loans do not enjoy any legal preference over those of other creditors, it does enjoy a de facto preferred creditor status arising from its status as a multilateral financial institution and from the interest of its borrowers in maintaining their credit standing with us. Although some of the shareholder countries have restructured their sovereign debt obligations, it has never had to declare an event of default with respect to such countries’ debt obligations to CAF.

Quality of Loan Portfolio

The following table shows CAF’s overdue loan principal, loans in non-accrual status, and the total allowance for loan losses and their percentages of its total loan portfolio at the respective dates indicated, as well as loans written-off during each period.

	As of December 31,
	2022	2021	2020
	(in USD millions)
Total loan portfolio	30,622.3	29,595.4	27,961.2
Overdue accrual loans	—	—	—
Loans in non-accrual status	107.9	112.1	69.1
Loans written-off during period	11.1	48.2	—
Allowance for loan losses	63.2	76.7	95.0
Troubled debt restructured	23.1	29.2	36.5
Overdue principal as a percentage of loan portfolio (excluding non-accrual loans)	0.00%	0.00%	0.00%
Non-accrual loans as a percentage of loan portfolio	0.35%	0.38%	0.25%
Allowance for loan losses as a percentage of loan portfolio	0.21%	0.26%	0.34%

FUNDED DEBT

Funding Strategy

CAF raises funds for operations primarily in the international financial markets, although a relatively small part is raised within its shareholder countries. CAF’s strategy with respect to funding, to the extent possible under prevailing market conditions, is to match the maturities of its liabilities to the maturities of its loan portfolio. In order to diversify CAF’s funding sources and to offer potential borrowers a wide range of credit facilities, it raises funds through bond issues in both the shareholder countries and the international capital markets. CAF also takes deposits and obtains loans and credit lines from central banks, commercial banks and, to the extent of imports related to projects funded by CAF, export credit agencies.

Within the shareholder countries, CAF raises funds from central banks and financial institutions and by means of regional bond issues. Outside Latin America and the Caribbean, it obtains funding from public sector development and credit agencies, from development banks, from various North American, European and Asian commercial banks, from capital markets and from the U.S. and European commercial paper markets.

Sources of Funded Debt

The breakdown of CAF’s outstanding funded debt, both within and outside the shareholder countries, at each of the dates indicated below, was as follows:

	As of December 31,
	2022	2021	2020
	(in USD millions)
Within the shareholder countries:
Deposits	4,662.2	4,002.6	3,337.6
Borrowings	27.6	30.8	33.0
Bonds	1,902.8	1,391.1	656.4

	6,592.6	5,424.5	4,027.0

Outside the shareholder countries:
Deposits	—	—	—
Commercial paper	4,618.8	2,813.6	1,598.7
Borrowings	2,164.7	1,770.4	1,571.1
Bonds	22,413.2	23,196.5	22,776.8

	29,196.7	27,780.6	25,946.6
Variation effect between spot and original FX rate	(1,434.3)	746.2	189.9

Fair value adjustments on hedging activities	(1,743.3)	396.9	1,338.4

Origination costs	(5.7)	(6.8)	(10.8)

Total	32,607.4	34,341.4	31,491.0

Maturity of Funded Debt

The breakdown of CAF’s outstanding funded debt, by instrument and maturity, at each of the dates indicated below was as follows:

	As of December 31,
	2022	2021	2020
	(in USD millions)
Term deposits:
Up to 1 year	4,662.2	4,002.6	3,337.6
Acceptances, advances and commercial paper and repurchase agreements:
Up to 1 year	4,618.8	2,813.6	1,598.7
Borrowings:
Up to 1 year	192.9	178.0	166.5
Between 1 and 3 years	832.5	636.8	525.5
Between 3 and 5 years	371.6	360.3	358.5
More than 5 years	795.3	626.0	553.5

	2,192.3	1,801.2	1,604.0
Bonds:
Up to 1 year	4,781.8	3,944.5	3,215.8
Between 1 and 3 years	8,173.9	7,802.2	8,509.0
Between 3 and 5 years	6,256.1	8,044.6	5,852.6
More than 5 years	5,104.3	4,796.2	5,855.8

	24,316.1	24,587.6	23,433.2
Totals:
Up to 1 year	14,255.1	10,938.7	8,318.6
Between 1 and 3 years	9,006.4	8,439.0	9,034.5
Between 3 and 5 years	6,627.7	8,404.9	6,211.1
More than 5 years	5,899.6	5,422.2	6,409.3

	35,789.4	33,204.8	29,973.5
Variation effect between spot and original FX rate	(1,434.3)	746.2	189.9
Fair value adjustments on hedging activities	(1,742.0)	396.9	1,338.4
Originating costs	(5.7)	(6.8)	(10.8)

Total	32,607.4	34,341.1	31,491.0

CAF’s financial liabilities are primarily U.S. dollar-based: 49.9% of CAF’s total financial liabilities, or 98.3% of financial liabilities after swaps, were denominated in U.S. dollars as of December 31, 2022. The principal amount of non-U.S. dollar financial liabilities outstanding as of December 31, 2022 included 9,199.2 million Euros, 156,500.0 million Yen, 2,525.0 million Swiss Francs, 1,142.3 billion Colombian Pesos, 4,535.0 million Hong Kong Dollars, 21,912.8 million Mexican Pesos, 410.9 million Peruvian Nuevos Soles, 4,800.0 million Norwegian Kroner, 1,405.2 million Australian Dollars, 1,034.1 billion Indonesian Rupee, 40.0 million Canadian dollars, 6,210.0 million Tenge Kazajo, 1,067.1 million Brazilian Reales, 850.0 million Turkish Lira, 11,450.7 million Uruguayan Pesos, 20.8 million Bolivian Bolivianos and 43.2 million New Zealand Dollars; all of these non-U.S. dollar financial liabilities are swapped or otherwise hedged into U.S. dollars; or are being used to finance loans with the same characteristics as the liability.

DEBT RECORD

CAF has never had an event of default declared with respect to the payment of principal of, or premium or interest on, any debt security it has issued, and it has always met all its debt obligations on a timely basis.

ASSET AND LIABILITY MANAGEMENT

CAF reduces its sensitivity to interest rate risk by extending its loans on a floating rather than a fixed interest rate basis. As of December 31, 2022, 92.8% of CAF’s outstanding loans were based on LIBOR and subject to interest rate adjustments at least every six months. The liabilities that fund these loans are also contracted at, or swapped into, LIBOR floating interest rates. When CAF makes loans at fixed interest rates, it uses derivatives to hedge the corresponding loan exposure.

CAF requires that counterparties with which it enters into swap agreements be rated “A+/A1” or better by two U.S. nationally recognized statistical rating organizations or have signed a credit support agreement (resulting in the corresponding exchange of collateral), at the time of entering into the swap agreement. As of December 31, 2022, CAF was party to swap agreements with an aggregate notional amount of USD 27.9 billion.

CAF seeks, to the extent possible under prevailing market conditions, to match the maturities of CAF’s liabilities to the maturities of its loan portfolio. As of December 31, 2022, the weighted average life of CAF’s financial assets was 4.6 years and the weighted average life of CAF’s financial liabilities was 3.9 years.

CAF’s management expects the weighted average life of CAF’s financial assets to increase gradually, as it makes more long-term loans for infrastructure development and similar purposes. At the same time, CAF’s management expects that the weighted average life of its liabilities will also increase as a result of its strategy of increasing its presence in the international long-term bond market as market conditions permit.

As of December 31, 2022, 95.5% of CAF’s assets and 49.9% of its liabilities were denominated in U.S. dollars, with the remainder of its liabilities being denominated principally in Euro, Yen, Hong Kong dollar, Australian dollar, Norwegian kroner, Turkish lire, Uruguayan pesos, Colombian peso, Indian rupee, Brazilian real, Canadian dollar, Kazakhstani tenge, New Zealand dollar and Swiss Francs, which liabilities were swapped. After swaps, 98.5% of CAF’s liabilities were denominated in U.S. dollars as of December 31, 2022. Generally, funding that is contracted in currencies other than the U.S. dollar is swapped into U.S. dollars. In some cases, CAF extends its loans in the same non-U.S. dollar currencies as debt is incurred in order to minimize exchange risks. CAF’s shareholders’ equity is denominated entirely in U.S. dollars.

CAF’s treasury asset and liability management involves managing liquidity, funding, interest rate and exchange rate risk arising from non-trading positions through the use of on-balance sheet instruments. CAF’s external asset managers use derivatives to hedge the interest and exchange rate risk exposures of its non-U.S. dollar denominated investments. CAF’s policy is that its total exposure on trade derivatives should not exceed 3% of liquid investments. See Note 19 to CAF’s audited financial statements included elsewhere in this prospectus.

ADMINISTRATION

CAF is governed and administered by the bodies and officials detailed below:

Shareholders’ Assembly

The Shareholders’ Assembly is the ultimate decision-making body within CAF. The Shareholders’ Assembly’s meetings can be ordinary or extraordinary and are governed by the requirement for the presence of a quorum of at least 80% Series “A” shareholders and a simple majority of the other shareholders and compliance with other conditions set out in the Constitutive Agreement.

The ordinary meetings of the Shareholders’ Assembly are held once a year, within 90 days of the close of the financial year, and are convened by the Executive President. During ordinary meetings, the Shareholders’ Assembly:

•	considers the Board of Directors’ annual report and CAF’s financial statements, receives the independent auditors’ report and allocates its net income;

•	constitutes special funds for particular purposes;

•	elects the Board of Directors according to the Constitutive Agreement;

•	appoints external auditors;

•	determines compensation for the Board of Directors and the external auditors; and

•	may consider any other matter expressly submitted to it which is not within the purview of any other body of CAF.

Extraordinary meetings of the Shareholders’ Assembly may be convened after a call has been made at the initiative of the Board of Directors, the Executive President, at least 40% of Series “A” shareholders or any shareholders representing at least 25% of paid-in capital. During extraordinary meetings, the Shareholders’ Assembly may:

•	increase, reduce or replenish CAF’s capital in accordance with the Constitutive Agreement;

•	dissolve CAF;

•	change the headquarters of CAF when the Board of Directors so proposes; and

•	consider any other matter that has been expressly submitted to it that is not within the purview of any other body of CAF.

Resolutions presented at ordinary meetings of the Shareholders’ Assembly are passed by the votes of at least 60% of Series “A” shareholders and a majority of the votes of the other shares represented at the meeting. Resolutions presented at extraordinary meetings of the Shareholders’ Assembly (including a decision to dissolve CAF) are passed by the votes of 80% of Series “A” shareholders and a majority of the votes of the other shares represented at the meeting, except for resolutions concerning modifications to the structure of the Board of Directors, which requires the votes of all Series “A” shareholders and a majority of the other shares represented at the meeting. In the event of adjournment for lack of a quorum, two Series “A” shareholders, plus a majority of the other shares represented at the meeting, may deliberate and approve decisions at a reconvened meeting.

Board of Directors

The Board of Directors is composed of 21 directors, each of whom is elected for a term of three years and may be re-elected. Each of the Series “A” shareholders is represented by one director. Five directors represent the governments or governmental institutions holding Series “B” shares and one director represents the private financial institutions holding Series “B” shares. Holders of Series “C” shares are entitled to elect two directors. In the event of a vacancy in a director position, the corresponding alternate director serves as director until such vacancy has been filled. Responsibilities of the Board of Directors include:

•	establishing and directing CAF’s credit and economic policies;

•	approving CAF’s budget;

•	approving CAF’s borrowing limits;

•	approving credits granted by CAF in excess of a specified limit;

•	establishing or modifying internal regulations; and

•	appointing the Executive President.

As of the date of this prospectus, the Directors (and their Alternates) representing Series “A” shareholders are:

Argentina	Sergio Massa (Leandro Gorgal)	Minister of Economy (Deputy Secretary of International Financial Relations for Development)

Bolivia	Sergio Cusicanqui (Antonio Mullisaca)	Minister of Development Planning (Vice Minister of Public Investment and External Financing)

Brazil	João Luis Rossi (Leonardo Lima Chagas)	Director of International Organizations and Development — Ministry of Planning and Budget (General Coordinator of International Organisations — Ministry of Planning and Budget)

Colombia	Ricardo Bonilla (Daniel Osorio Rodriguez)	Minister of Finance and Public Credit (Technical Vice-Minister of Finance and Public Credit)

Ecuador	Jorge Luis Andrade (Virna Rossi Flores)	President of the Board of Directors of Corporación Financiera Nacional (General Manager of Corporación Financiera Nacional)

El Salvador	Jerson Posada (Luis Sánchez Castro)	Minister of Finance Vice Minister of Finance

Panama	Héctor Alexander (Javier Carrizo)	Minister of Economy and Finance General Manager Banco Nacional de Panamá

Paraguay	Oscar Llamosas (Iván Haas)	Minister of Economy and Finance (Vice-Minister of Economy)

Peru	Alex Contreras (José Carlos Chávez)	Minister of Economy and Finance (Vice-Minister of Finance)

Trinidad and Tobago	Colm Imbert (Alvin Hilaire)	Minister of Finance (Governor of the Central Bank of Trinidad and Tobago)

Uruguay	Azucena Arbeleche (Diego Labat)	Minister of Economy and Finance (President of Central Bank of Uruguay)

Venezuela	To be appointed (Román Maniglia)	Head of the National Office of Public Credit (Vice Minister of the Banking and Insurance System)

As of the date of this prospectus, the Directors (and their Alternates) representing Series “B” shareholders:

Bolivia	Marcelo Montenegro Gómez (Juan Jiménez Soto)	Minister of Economy and Public Finance (Vice Minister of Treasury and Public Credit)

Colombia	Germán Umaña Mendoza (Jorge Iván González)	Ministry of Commerce, Industry and Tourism (General Manager Department of Planning)

Ecuador	Pablo Arosemena (Tatiana Rodriguez)	Minister of Economy and Finance (President of Monetary and Financial Regulation Board)

Peru	Brigitt Bencich (Juan Pichihua Serna)	President of the Board of Directors of Corporación Financiera de Desarrollo (“COFIDE”) (Vice-Minister of Economy) (Vice Minister of Digital Economy, Banking, Insurance and Assets)

Venezuela	Héctor Obregon (Luis Peréz González)	President of BANDES (Executive Vice President Banco of BANDES)

Private Financial Institutions	Juan Carlos Dao (Darko Zuazo Batchelder)	President of the Board of Directors — Banco Mercantil Santa Cruz S.A. (President of Banco Davivienda S.A.)

As of June 30 2022, the directors representing the Series “C” shareholders are Nadia Calviño, Minister of Economy and Enterprise of Spain, and Rogelio Ramírez de la O, Secretary of Finance and Public Credit of Mexico. Their alternates are Róger Madrigal López, President of the Central Bank of Costa Rica, and José Manuel Vicente the Minister of Finance of Dominican Republic, respectively.

The business address of each of the directors and each of the alternate directors listed above is Torre CAF, Piso 9, Avenida Luis Roche, Altamira, Caracas, Venezuela.

The Board of Directors annually elects a Chairman to preside over the meetings of the Board of Directors and the Shareholders’ Assembly. Alex Contreras is the current Chairman until March 31, 2024.

The Board of Directors delegates certain functions, including credit approvals within specified limits, to the Executive Committee. This Committee is composed of one director from each full member shareholder country, plus one director representing all of the Series “C” shareholders, and CAF’s Executive President, who presides over the Committee unless the Chairman of the Board of Directors is part of the Committee, in which case he or she will preside.

Executive President

The Executive President is CAF’s legal representative and chief executive officer. He is empowered to decide all matters not expressly reserved to the Board of Directors and the Shareholders’ Assembly. The Executive President is elected by the Board of Directors for a period of five years and may be re-elected.

In July 2021, Sergio Diaz-Granados was elected Executive President of CAF for the next five-year period (September 2021 to August 2026). Previously, the Executive President was Luis Carranza Ugarte, who led the Institution from April 2017 to May 2021.

Officers

As of the date of this prospectus, the Executive Officers of CAF are:

Sergio Diaz-Granados	Executive President
Carolina España	Executive Vice President
Christian Asinelli	Corporate Strategic Programming Vice President
Jorge Arbache	Vice President of Private Sector
Gabriel Felpeto	Vice President of Finance and Chief Financial Officer
Jorge Silva	General Counsel
Alejandra Claros	General Secretary
Iván Haas	General Auditor
José Martínez-Aragón	Ombudsperson

Employees

As of the December 31, 2022, CAF employed 824 professionals. The senior positions of Executive Vice President, Vice President of Finance, Corporate Strategic Programming Vice President, and Vice President of Private Sector are appointed by the Executive President, subject to ratification by the Board of Directors.

CAF’s management believes that the salaries and other benefits of CAF’s professional staff are competitive and that the local support staff is paid at levels above the prevailing local rates. Although CAF is not subject to local labor laws, it provides its employees with benefits and safeguards at least equivalent to those required under the law of the country where they normally work and reside. CAF offers technical and professional training opportunities through courses and seminars for its employees. CAF’s management considers the relationship with its employees to be good. There is no employee union and there have been no strikes in the history of CAF.

THE FULL MEMBER SHAREHOLDER COUNTRIES

Certain of the following information has been extracted from publicly available sources. CAF has not independently verified this information.

Selected Demographic and Economic Data3

The following table presents selected demographic and economic data for the full member shareholder countries for the years indicated:

	Argentina	Bolivia	Brazil	Chile	Colombia	Ecuador	El Salvador	Panama	Paraguay	Peru	Trinidad & Tobago	Uruguay	Venezuela
Population (in millions)(1)
2022	46.23	12.22	215.31	19.60	51.87	18.00	6.34	4.41	6.78	34.05	1.53	3.43	28.30
2021	45.81	12.08	214.33	19.49	51.52	17.80	6.31	4.35	6.70	33.72	1.53	3.43	28.20
2020	45.38	11.94	213.20	19.30	50.93	17.59	6.29	4.29	6.62	33.30	1.52	3.43	28.49
2019	44.94	11.78	211.78	19.04	50.19	17.34	6.28	4.23	6.53	32.82	1.52	3.43	28.97
GDP (U.S.$ in billions)(1)
2022	632.77	43.07	1920.10	301.03	343.94	115.05	32.49	17.358	41.72	242.63	27.90	20.795	93.11	(2)
2021	487.23	40.41	1649.62	316.71	318.51	106.17	29.45	15.491	39.95	223.72	24.46	17.924	57.14	(2)
2020	385.54	36.63	1476.11	254.10	270.15	99.29	24.93	13.293	35.43	201.95	21.06	15.650	43.78	(2)
2019	447.75	40.90	1873.29	278.49	323.03	108.11	26.88	16.473	37.93	228.33	23.85	18.098	73.00	(2)
GDP per capita (U.S.$)
2022	13,686	3,523	8,918	15,356	6,630	6,391	5,127	17,358	6,153	7,126	18,222	20,795	3,459	(2)
2021	10,636	3,345	7,697	16,247	6,183	5,965	4,664	15,491	5,959	6,635	16,033	17,924	2,071	(2)
2020	8,496	3,069	6,924	13,165	5,304	5,645	3,962	13,293	5,353	6,064	13,872	15,650	1,566	(2)
2019	9,964	3,472	8,845	14,627	6,437	6,233	4,280	16,473	5,808	6,956	15,691	18,098	2,624	(2)
Gross reserves (excluding gold) (U.S.$ in millions)(1)
2022	41,198	1,275	317,119	39,088	56,432	6,491	N/A	6,876	9,041	N/A	6,719	15,121	5,989	(4)
2021	36,448	2,242	354,623	51,238	57,745	6,083	3,346	8,832	9,182	N/A	6,766	16,957	6,323	(4)
2020	35,650	2,662	351,519	39,151	58,248	5,236	2,999	9,614	8,704	72,671	6,836	16,244	1,286	(4)
2019	42,193	4,374	353,588	40,643	51,973	1,865	4,379	3,423	7,316	66,014	6,834	14,499	1,841	(4)
Customer price index growth
2022	94.79	3.13	5.79	12.77	13.11	3.74	7.32	2.08	8.12	8.46	8.74	8.29	310
2021	50.94	0.90	10.06	7.14	5.61	1.94	6.11	2.62	6.83	6.43	3.47	7.97	656
2020	36.14	0.67	4.52	2.93	1.59	-0.93	-0.08	-1.58	2.17	1.97	0.83	9.40	2,960
2019	53.83	1.47	4.31	2.95	3.76	-0.07	-0.01	-0.06	2.81	1.90	0.37	8.80	9,585
Exports of Goods (f.o.b.) (U.S.$ in millions)(1)
2022	88,515	13,528	340,328	98,584	59,764	33,451	5,723	N/A	12,815	66,235	N/A	17,156	4,762	(3)
2021	77,987	10,966	284,012	94,774	42,736	27,236	5,151	16,690	13,223	62,967	11,082	15,700	3,596	(3)
2020	54,946	7,013	210,707	74,024	32,309	20,591	3,920	11,601	10,955	42,826	6,003	10,057	4,846	(3)
2019	65,162	8,828	225,800	68,792	40,656	22,774	4,748	14,645	12,116	47,980	8,764	11,865	17,016	(3)
Import of Goods (f.o.b.)
2022	76,163	11,859	296,175	94,741	71,582	30,489	15,292	N/A	14,725	55,902	N/A	13,615	10,856	(3)
2021	59,291	8,740	247,648	84,304	56,719	23,975	13,160	20,281	12,594	47,990	6,370	11,211	8,299	(3)
2020	40,315	6,334	178,337	55,108	41,179	17,092	8,945	14,402	9,729	34,724	5,019	7,904	6,806	(3)
2019	46,928	9,086	199,253	65,776	50,518	21,747	10,457	22,178	11,913	41,101	6,032	8,753	6,178	(3)

1	Source: World Development Indicators, World Bank, 2023
2	Source: World Economic Outlook, International Monetary Fund, April 2023
3	Source: Trademap. Mirror data
4	Source: CAF calculations based on BCV

DESCRIPTION OF THE DEBT SECURITIES

The following description sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities being offered and the extent to which such general provisions may apply will be described in a prospectus supplement relating to such debt securities.

The debt securities will be issued pursuant to a fiscal agency agreement, dated as of March 17, 1998, between CAF and The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank), as fiscal agent. The following statements briefly summarize some of the terms of the debt securities and the fiscal agency agreement (a copy of which has been filed as an exhibit to the registration statement). These statements do not purport to be complete and are qualified in their entirety by reference to all provisions of the fiscal agency agreement and such debt securities.

General

The debt securities will constitute the direct, unconditional, unsecured and general obligations of CAF. The debt securities will rank equally with all of CAF’s other unsecured Indebtedness, other than such obligations as may be preferred by provisions of law that are both mandatory and of general application. “Indebtedness” means all of CAF’s indebtedness in respect of monies borrowed by CAF and guarantees given by it for monies borrowed by others.

The accompanying prospectus supplement will describe the following terms of the debt securities, as applicable:

(1)	the title;

(2)	the price or prices at which CAF will issue the debt securities;

(3)	any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

(4)	the currency or currency units for which the debt securities may be purchased and in which payments of principal and interest will be made;

(5)	the date or dates on which principal and interest will be payable;

(6)	the rate or rates at which any of the debt securities will bear interest, the date or dates from which any interest will accrue, and the record dates and interest payment dates;

(7)	the place or places where principal and interest payments will be made;

(8)	the time and price limitations on redemption of the debt securities;

(9)	CAF’s obligation, if any, to redeem or purchase the debt securities at the option of the holder;

(10)	the denominations in which any of the debt securities will be issuable, if other than denominations of USD 1,000;

(11)	if the amount of principal or interest on any of the debt securities is determinable according to an index or a formula, the manner in which such amounts will be determined;

(12)	whether and under what circumstances CAF will issue the debt securities as global debt securities; and

(13)	any other specific terms of the debt securities.

Certain debt securities will be treated for U.S. federal income tax purposes as having been issued with original issue discount (“Discount Securities”) if the excess of the debt security’s “stated redemption price at maturity” over its issue price is more than a “de minimis amount” (as defined for U.S. federal income tax purposes). See “Taxation — United States Taxation” for more information regarding the U.S. federal income tax consequences of the ownership and disposition of Discount Securities. If applicable, the prospectus supplement also may describe certain U.S. federal income tax considerations that may be relevant to a beneficial owner of Discount Securities and any other special rules regarding debt securities.

Denominations, Registration and Transfer

The debt securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the prospectus supplement, only in denominations of USD 1,000 and integral multiples thereof.

At the option of the holder, subject to the terms of the fiscal agency agreement and the limitations applicable to global debt securities, debt securities of each series will be exchangeable for other debt securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount.

Debt securities may be presented for exchange and for registration of transfer in the manner, at the places and subject to the restrictions set forth in the debt securities and as summarized in the prospectus supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the terms of the debt securities.

If any definitive notes are issued and at that time the notes are listed on the Luxembourg Stock Exchange, CAF will appoint a transfer agent in Luxembourg, which it anticipates being the same entity that serves as CAF’s Luxembourg paying agent. In such circumstances, transfers or exchanges of any definitive notes may be made at the office of CAF’s Luxembourg transfer agent (in addition to the corporate trust office of the fiscal agent).

Global Debt Securities

Some or all of the debt securities of any series may be represented, in whole or in part, by one or more global debt securities that will have an aggregate principal amount equal to that of the debt securities they represent. If applicable, each global debt security will be:

(1)	registered in the name of a depositary or its nominee identified in the prospectus supplement;

(2)	deposited with the depositary or nominee or the depositary’s custodian; and

(3)

printed with a legend regarding the restrictions on exchanges and registration of transfer of the security, and any other matters required by the fiscal agency agreement and the terms of the debt securities and summarized in the prospectus supplement.

Payment and Paying Agent

Unless otherwise indicated in the prospectus supplement, CAF will make payments of principal and interest on debt securities:

(1)	through the fiscal agent;

(2)	to the person in whose name the debt securities are registered at the close of business on the regular record date for the payments; and

(3)	at the office of the paying agent or agents designated by us; unless

•	at CAF’s option, payment is mailed to the registered holder, or

•	at the request of a registered holder of more than USD 1,000,000 principal amount of the securities, payment is made by wire transfer.

Unless otherwise indicated in the prospectus supplement, CAF’s sole paying agent for payments on the debt securities will be the corporate trust office of the fiscal agent in The City of New York.

Any monies CAF pays to its fiscal agent or any paying agent for the payment of the principal of or interest on any debt securities that remains unclaimed at the end of two years after such principal or interest has become due and payable will be repaid to CAF by such agent. Upon such repayment, all liability of CAF’s fiscal agent or any paying agent with respect to such monies shall thereupon cease, without, however, limiting in any way CAF’s unconditional obligation to pay principal of or any interest on the debt securities when due.

Negative Pledge

As long as any of the debt securities are outstanding and unpaid, but only up to the time amounts sufficient for payment of all principal and interest have been placed at the disposal of the fiscal agent, CAF will not cause or permit to be created on any of CAF’s property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness heretofore or hereafter issued, assumed or guaranteed by CAF for money borrowed (other than purchase money mortgages, pledges or liens on property purchased by it as security for all or part of the purchase price thereof), unless the debt securities are secured by such mortgage, pledge or other lien or charge equally and ratably with such other bonds, notes or evidences of indebtedness.

Default; Acceleration of Maturity

Each of the following will constitute an “event of default” with respect to the debt securities of any series:

(1)	a failure to pay any principal of or interest on any debt securities of that series when due and the continuance of the failure for 30 days;

(2)

a failure to perform or observe any material obligation under or in respect of any debt securities of that series or the fiscal agency agreement and the continuance of the failure for a period of 90 days after written notice of the failure has been delivered to CAF and to the fiscal agent by the holder of any debt security of that series;

(3)

a failure to pay any amount in excess of USD 100,000,000 (or its equivalent in any other currency or currencies) of principal or interest or premium in respect of any indebtedness incurred, assumed or guaranteed by CAF as and when such amount becomes due and payable and the continuance of the failure until the expiration of any applicable grace period or 30 days, whichever is longer; or

(4)

the acceleration of any indebtedness incurred or assumed by CAF with an aggregate principal amount in excess of USD 100,000,000 (or its equivalent in any other currency or currencies) by any holder or holders thereof.

If an event of default occurs with respect to the debt securities of any series at the time outstanding, each holder of any debt security of that series may, by written notice to CAF and the fiscal agent, declare the principal of and any accrued interest on all the debt securities of that series held by it to be, and the principal and accrued interest shall thereupon become, immediately due and payable, unless prior to receipt of the notice by CAF all events of default in respect of such series of debt securities are cured. If all the events of default are cured following the declaration, the declaration may be rescinded by any such holder with respect to the previously accelerated series of debt securities upon delivery of written notice of the rescission to CAF and the fiscal agent.

Redemption for Tax Reasons

The debt securities may be redeemed at CAF’s option in whole, but not in part:

(i) at any time (if floating rate note provisions are not specified in the accompanying prospectus supplement as being applicable); or (ii) on any interest payment date (if floating rate note provisions are specified in the accompanying prospectus supplement as being applicable), on giving not less than 30 nor more than 60 days’ notice to the holders of the debt securities (which notice shall be irrevocable), at the principal amount of such debt securities or such other amount as may be specified in, or determined in accordance with, the accompanying pricing supplement, together with interest accrued (if any) to the date fixed for redemption, if:

(A)

CAF has or will become obliged to pay additional amounts as provided or referred to in “— Additional Payments by CAF” as a result of any change in, or amendment to, the laws or regulations of any of the full member shareholder countries or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations (including a holding by a court of competent jurisdiction), which change or amendment becomes effective on or after the date of issue of the first tranche of the debt securities; and

(B)	such obligation cannot be avoided by CAF taking reasonable measures available to us,

provided, however, that no such notice of redemption shall be given earlier than:

(1)

where the debt securities may be redeemed at any time, 90 days prior to the earliest date on which CAF would be obliged to pay such additional amounts if a payment in respect of the debt securities were then due; or

(2)

where the debt securities may be redeemed only on an interest payment date, 60 days prior to the interest payment date occurring immediately before the earliest date on which CAF would be obliged to pay such additional amounts if a payment in respect of the debt securities were then due.

Prior to the publication of any notice of redemption pursuant to this section, CAF shall deliver to the fiscal agent (A) a certificate signed by two authorized officers of CAF stating that it is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of CAF so to redeem have occurred and (B) an opinion of independent legal advisers of recognized standing to the effect that CAF has or will become obliged to pay such additional amounts as a result of such change or amendment. Upon the expiration of any such notice as is referred to in this section, CAF shall be bound to redeem the debt securities in accordance with this section.

Additional Payments by CAF

All payments of principal and interest in respect of the debt securities by or on behalf of CAF will be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of any of the full member shareholder countries or any political subdivision therein or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, CAF will pay such additional amounts as will result in receipt by the holder of debt securities after such withholding or deduction of such amounts as would have been received by them had no such withholding or deduction been required, except that no such additional amounts shall be payable in respect of any debt securities presented for payment:

(1)

by or on behalf of a holder of a debt security of any series who is liable for such taxes, duties, assessments or governmental charges in respect of such debt security by reason of having some connection with any of the full member shareholder countries other than the mere holding of the debt security; or

(2)

if such withholding or deduction may be avoided by a holder of a debt security of any series complying with a request of CAF relating to any certification, identification or other reporting concerning its nationality, residence, identity or connection with any full member shareholder country if the holder is legally able to comply with the request and CAF has provided the notice in writing at least 60 days before such information is required to be provided by the holder; or

(3)

more than 30 days after the Relevant Date, except to the extent that the holder of such debt security of any series would have been entitled to such additional amounts on presenting such debt security for payment on the last day of such period of 30 days; or

(4)	any estate, inheritance, gift, sale, transfer, personal property or similar taxes, duties, assessments or governmental charges; or

(5)	any taxes, duties, assessments or governmental charges which are payable otherwise than by deduction or withholding from payments made under or with respect to the debt security; or

(6)

any taxes, duties, assessments or governmental charges that were imposed with respect to any payment on a note to any person who is a fiduciary or partnership or person other than the sole beneficial owner of such payment to the extent that no additional amounts would have been payable had the beneficial owner of the applicable note been the holder of such debt security; or

(7)

if such withholding or deduction is imposed or required pursuant to Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code.

Any reference in this section to principal or interest shall be deemed to include any additional amounts in respect of principal or interest (as the case may be) which may be payable under this section.

As used in this prospectus, the “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the fiscal agent on or prior to the due date, it means the first date on which, the full amount of the moneys having been so received and being available for payment to holders of debt securities of any series, notice to that effect will have been duly published as set forth below under “— Notices.”

Modification and Amendment

Each and every holder of the debt securities in a series must consent to any amendment of a provision of the debt securities or the fiscal agency agreement that would:

(1)	change the due date of the principal of or interest on any series of debt securities; or

(2)	reduce the principal amount, interest rate or amount payable upon acceleration of the due date of the debt securities of a series; or

(3)	change the currency or place of payment of principal of or interest on the debt securities of a series; or

(4)

reduce the proportion of the principal amount of the debt securities of a series that must be held by any of the holders to vote to amend or supplement the terms of the fiscal agency agreement or the debt securities; or

(5)	change CAF’s obligation to pay additional amounts.

CAF may, however, with the written consent of the holders of 66 2/3% of the principal amount of the debt securities of a series, modify any of the other terms or provisions of the debt securities of that series or the fiscal agency agreement (as it applies to that series). Also, CAF and the fiscal agent may, without the consent of the holders of the debt securities of a series, modify any of the terms and conditions of the fiscal agency agreement and the debt securities of that series, for the purpose of:

(1)	adding to CAF’s covenants for the benefit of the holders of the debt securities; or

(2)	surrendering any right or power conferred on CAF; or

(3)	securing the debt securities of that series; or

(4)	curing any ambiguity or correcting or supplementing any defective provision of the fiscal agency agreement or the debt securities; or

(5)	for any purpose that CAF deems necessary or desirable that does not adversely affect the interests of the holders of the debt securities of that series in any material respect.

Notices

All notices will be delivered in writing to each holder of the debt securities of any series. If at the time of such notice the debt securities of a series are represented by global debt securities, the notice shall be delivered to the applicable depositary for such securities and shall be deemed to have been given three business days after delivery to such depositary. If at the time of the notice the debt securities of a series are not represented by global debt securities, the notice shall be delivered to the registered holders of the debt securities of the series and in that case shall be deemed to have been given three business days after the mailing of the notice by first-class mail.

Further Issues

CAF may from time to time without the consent of holders of the debt securities create and issue further debt securities so as to form a single series with an outstanding series of debt securities, provided that any new debt securities would be treated as fungible with the original debt securities for United States federal income tax purposes. If such additional notes are not fungible with the original debt securities for United States federal income tax purposes, the additional notes will be issued under a separate CUSIP number.

Governing Law; Submission to Jurisdiction; Waiver of Immunity

The debt securities are governed by, and shall be construed in accordance with, the laws of the State of New York. CAF will accept the jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York, in respect of any action arising out of or based on the debt securities that may be instituted by any holder of a debt security. CAF will appoint CT Corporation in The City of New York as its authorized agent upon which process in any such action may be served. CAF will irrevocably waive any immunity to which it might otherwise be entitled in any action arising out of or based on the debt securities brought in any state or federal court in the Borough of Manhattan, The City of New York. CT Corporation will not be an agent for service of process for actions brought under the United States securities laws, and CAF’s waiver of immunity will not extend to such actions.

DESCRIPTION OF THE GUARANTEES

From time to time CAF may issue under this prospectus and applicable prospectus supplement guarantees for the benefit of holders of specified securities of third parties. The issuers of the underlying securities may or may not be affiliated with CAF. A holder of a primary security will also have the benefit of CAF’s guarantee related to the primary security.

The terms and conditions of any guarantee will vary with the terms and conditions of the underlying securities. A complete description of the terms and conditions of any guarantee issued pursuant to this prospectus will be set forth in the prospectus supplement for the issue of the guarantees.

CAF may provide guarantees with respect to the certain obligations of an issuer under its securities, including without limitation:

•	payment of any accrued and unpaid distributions which are required to be paid under the terms of the securities;

•	payment of the redemption price of the securities, including all accrued and unpaid distributions to the date of the redemption;

•	payment of any accrued and unpaid interest payments, or payment of any premium which are required to be made on the securities; and

•	any obligation of the issuer pursuant to a warrant, option or other rights.

Unless otherwise specified in the applicable prospectus supplement, guarantees issued under this prospectus will rank equally with all of CAF’s other unsecured general debt obligations, other than such obligations as may be preferred by provisions of law that are both mandatory and of general application, and will be governed by the laws of the State of New York.

TAXATION

Full Member Shareholder Country Taxation

Under the terms of the Constitutive Agreement, CAF is exempt from all types of taxes levied by each of the full member shareholder countries on CAF’s income, property and other assets, and on operations CAF carries out in accordance with that treaty, and it is exempt from all liability related to the payment, retention or collection of any taxes, contributions or tariffs.

Payments of principal and interest in respect of the debt securities to a non-resident of the full member shareholder countries will therefore not be subject to taxation in any of the full member shareholder countries, nor will any withholding for tax of any of the full member shareholder countries be required on any such payments to any holder of debt securities. In the event of the imposition of withholding taxes by any of the full member shareholder countries, CAF has undertaken to pay additional amounts in respect of any payments subject to such withholding, subject to certain exceptions, as described under “Description of the Debt Securities — Additional Payments by CAF.”

United States Taxation

The following is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition by a U.S. Holder (as defined below) of the debt securities CAF is offering. This summary does not address the material U.S. federal income tax consequences of every type of debt security which may be issued, and the relevant prospectus supplement with the terms of the securities in that offering will contain additional or modified disclosure concerning the material U.S. federal income tax consequences relevant to such type of debt security as appropriate. This summary deals only with U.S. Holders that will hold debt securities as capital assets. The discussion does not cover all aspects of U.S. federal income taxation such as the Medicare contribution tax on net investment income that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of the debt securities by particular investors, and does not address state, local, non-U.S. or tax laws other than U.S. federal income tax law. In particular, this summary does not discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as partnerships or other pass- through entities, financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold the debt securities as part of straddles, wash sales, hedging transactions or conversion transactions for U.S. federal income tax purposes, U.S. Holders whose functional currency is not the U.S. dollar or persons holding debt securities in connection with a trade or business conducted outside the United States).

Moreover, this summary deals only with debt securities with a term of 30 years or less. The U.S. federal income tax consequences of owning debt securities with a longer term will be discussed in an applicable prospectus supplement.

The following summary does not discuss debt securities characterized as contingent payment debt instruments for U.S. federal income tax purposes. In the event CAF issue any such debt securities, the applicable prospectus supplement will describe the material U.S. federal income tax consequences thereof.

As used herein, the term “U.S. Holder” means a beneficial owner of debt securities that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity treated as a corporation, created or organized under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds debt securities, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A U.S. investor that is an entity treated as a partnership for U.S. federal income tax purposes holding debt securities should consult its own tax advisors concerning the U.S. federal income tax consequences to it and its partners of the acquisition, ownership and disposition of debt securities by the partnership.

This summary is based on the tax laws of the United States including the Code, its legislative history, existing and proposed Treasury Regulations thereunder, published rulings and court decisions, all as of the date hereof and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE DEBT SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Characterization of the Debt Securities

Whether a debt security is treated as debt (and not equity) for U.S. federal income tax purposes is an inherently factual question and no single factor is determinative. Unless otherwise set forth in an applicable prospectus supplement, CAF believes that the debt securities will be treated as indebtedness for U.S. federal income tax purposes, although no opinions have been sought, and no assurances can be given, with respect to such treatment. The following discussion assumes that such treatment will be respected.

Payments of Interest

Interest on a debt security, whether payable in U.S. dollars or a currency, composite currency or basket of currencies other than U.S. dollars (a “foreign currency”), other than interest on a “Discount Security” that is not “qualified stated interest” (each as defined below under “— Original Issue Discount — General”), will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on the U.S. Holder’s method of accounting for U.S. federal income tax purposes. Interest paid by CAF on the debt security and original issue discount, if any, accrued with respect to the debt securities (as described below under “— Original Issue Discount”) and any additional amounts paid with respect to withholding tax on such debt securities, including withholding tax on payments of such additional amounts will constitute income from sources outside the United States for foreign tax credit purposes.

In the event any foreign withholding tax is imposed, subject to certain limitations, a U.S. Holder will generally be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for foreign withholding taxes withheld by CAF (paid at the rate applicable to a U.S. Holder). Interest and OID will constitute foreign source income. For purposes of the foreign tax credit limitation, foreign source income is classified as belonging to a specified “basket”, and the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocable to that basket. Interest on the debt securities will generally be passive category income. There are additional significant and complex limits on a U.S. Holder’s ability to claim foreign tax credits, and U.S. Treasury regulations further restrict the availability of any such credit based on the nature of the tax imposed by the foreign jurisdiction. U.S. Holders should consult their tax advisors concerning foreign tax credits.

Original Issue Discount

General. The following is a summary of certain U.S. federal income tax consequences of the ownership of debt securities issued with original issue discount (“OID”).

A debt security, other than a debt security with a term of one year or less (a “Short-Term Security”), will be treated as issued with OID (a “Discount Security”) if the amount by which the debt security’s “stated redemption price at maturity” exceeds its issue price is equal to or greater than a de minimis amount (0.25% of the debt security’s stated redemption price at maturity multiplied by the number of complete years to its maturity). A debt security that provides for the payment of amounts other than qualified stated interest before maturity (an “installment obligation”) will be treated as a Discount Security if the excess of the debt security’s stated redemption price at maturity over its issue price is equal to or greater than 0.25% of the debt security’s stated redemption price at maturity multiplied by the weighted average maturity of the debt security. A debt security’s weighted average maturity is the sum of the following amounts determined for each payment on a debt security (other than a payment of qualified stated interest): (i) the number of complete years from the issue date until the payment is made multiplied by (ii) a fraction, the numerator of which is the amount of the payment and the denominator of which is the debt security’s stated redemption price at maturity. Generally, the issue price of a debt security will be the first price at which a substantial amount of debt securities included in the issue of which the debt security is a part is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. The stated redemption price at maturity of a debt security is the total of all payments provided by the debt security that are not payments of “qualified stated interest”. A qualified stated interest payment is generally any one of a series of stated interest payments on a debt security that are unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate (with certain exceptions for different rates that take into account different compounding periods), or a variable rate (in the circumstances described below under “— Variable Interest Rate Securities”), applied to the outstanding principal amount of the debt security. Solely for the purposes of determining whether a debt security has OID, CAF will be deemed to exercise any unconditional call option that has the effect of decreasing the yield on the debt security, and the U.S. Holder will be deemed to exercise any unconditional put option that has the effect of increasing the yield on the debt security.

U.S. Holders of Discount Securities (regardless of their method of accounting) must include OID in income as it accrues, using a constant-yield method generally before the receipt of cash attributable to the income, and generally will have to include in income increasingly greater amounts of OID over the life of the Discount Securities. The amount of OID includible in income by a U.S. Holder of a Discount Security is the sum of the daily portions of OID with respect to the Discount Security for each day during the taxable year or portion of the taxable year on which the U.S. Holder holds the Discount Security (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. Accrual periods with respect to a Discount Security may be of any length and may vary in length over the term of the Discount Security as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the Discount Security occurs on either the first or final day of an accrual period. The amount of OID allocable to an accrual period equals the excess of (a) the product of the Discount Security’s adjusted issue price at the beginning of the accrual period and the Discount Security’s yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of each accrual period) over (b) the sum of the payments of qualified stated interest on the Discount Security allocable to the accrual period. The “adjusted issue price” of a Discount Security at the beginning of any accrual period is the issue price of the Discount Security increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the Discount Security that were not qualified stated interest payments.

The amount of OID allocable to the final accrual period is equal to the difference between: (i) the amount payable at the maturity of a debt security, other than any payment of qualified stated interest, and (ii) the debt security’s adjusted issue price as of the beginning of the final accrual period.

Acquisition Premium. A U.S. Holder that purchases a Discount Security for an amount less than or equal to the sum of all amounts, other than qualified stated interest, payable on the Discount Security after the purchase date, but in excess of its adjusted issue price (any such excess being “acquisition premium”) and that does not make the election described below under “— Election to Treat All Interest as Original Issue Discount”, is

permitted to reduce the daily portions of OID by a fraction equal to the excess of the U.S. Holder’s adjusted basis in the Discount Security immediately after its purchase over the debt security’s adjusted issue price divided by the excess of the sum of all amounts payable on the Discount Security after the purchase date, other than payments of qualified stated interest, over the Discount Security’s adjusted issue price.

Election to Treat All Interest as Original Issue Discount. A U.S. Holder may elect to include in gross income all interest that accrues on a debt security using the constant-yield method described above under “— General”, with certain modifications. For purposes of this election, interest includes stated interest, acquisition discount OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium (described below under “— Debt Securities Purchased at a Premium”) or acquisition premium. Generally, this election will apply only to the debt security with respect to which it is made and may not be revoked without the consent of the U.S. Internal Revenue Service (“IRS”). If this election is made with respect to a debt security that has amortizable bond premium, the electing U.S. Holder will be treated as having made the election discussed below under “— Debt Securities Purchased at a Premium” to apply amortizable bond premium against interest for all debt instruments with amortizable bond premium, other than debt instruments the interest on which is excludible from gross income, that the U.S. Holder held as of the beginning of the taxable year to which the election applies or acquired in any taxable year thereafter. If this election is made with respect to a Market Discount Security (as defined below), the electing U.S. Holder will be treated as having made the election discussed below under “— Market Discount” to include market discount in income currently over the life of all debt instruments having market discount that are acquired on or after the first day of the first taxable year to which the election applies. U.S. Holders should consult their tax advisors concerning the propriety and consequences of this election.

Variable Interest Rate Securities. It is expected that debt securities that provide for interest at variable rates (“Variable Interest Rate Securities”) generally will bear interest at a “qualified floating rate” (defined below) and thus will be treated as “variable rate debt instruments” under Treasury Regulations governing accrual of OID. A Variable Interest Rate Security will qualify as a “variable rate debt instrument” if (a) its issue price does not exceed the total non-contingent principal payments by more than an amount equal to the lesser of (x) .015 multiplied by the product of the total non-contingent principal payments and the number of complete years to maturity from the issue date, or (y) 15 percent of the total non-contingent principal payments, (b) it provides for stated interest, compounded or paid at least annually, only at (i) one or more qualified floating rates, (ii) a single fixed rate and one or more qualified floating rates, (iii) a single objective rate (defined below), or (iv) a single fixed rate and a single objective rate that is a qualified inverse floating rate, and (c) it does not provide for any principal payments that are contingent (other than as described in (a) above). A qualified floating rate or objective rate in effect at any time during the term of the instrument must be set at a “current value” of that rate. A “current value” of a rate is the value of the rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

A “qualified floating rate” is any variable rate where variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Variable Interest Rate Security is denominated. A fixed multiple of a qualified floating rate will constitute a qualified floating rate only if the multiple is greater than 0.65 but not more than 1.35. A variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate, will also constitute a qualified floating rate. In addition, two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Variable Interest Rate Security (e.g., two or more qualified floating rates with values within 25 basis points of each other as determined on the Variable Interest Rate Security’s issue date) will be treated as a single qualified floating rate. The debt security would not have a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions), unless such restrictions are fixed throughout the term of the debt security or are not reasonably expected to significantly affect the yield of the debt security.

An “objective rate” is a rate that is not itself a qualified floating rate but which is determined using a single fixed formula and that is based on objective financial or economic information. A rate will not qualify as an objective rate if it is based on information that is within CAF’s control (or a related party) or that is unique to its circumstances (or a related party), such as dividends, profits or the value of its stock (although a rate does not fail to be an objective rate merely because it is based on its credit quality). Other variable interest rates may be treated as objective rates if so designated by the IRS in the future. Despite the foregoing, a variable rate of interest on a Variable Interest Rate Security will not constitute an objective rate if it is reasonably expected that the average value of the rate during the first half of the Variable Interest Rate Security’s term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Variable Interest Rate Security’s term.

A “qualified inverse floating rate” is any objective rate equal to a fixed rate minus a qualified floating rate, as long as variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate. If a Variable Interest Rate Security provides for stated interest at a fixed rate for an initial period of one year or less followed by a variable rate that is either a qualified floating rate or an objective rate for a subsequent period and the value of the variable rate on the Variable Interest Rate Security’s issue date is intended to approximate the fixed rate (e.g., the value of the variable rate on the issue date does not differ from the value of the fixed rate by more than 25 basis points), then the fixed rate and the variable rate together will constitute either a single qualified floating rate or objective rate, as the case may be.

If a Variable Interest Rate Security that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof qualifies as a “variable rate debt instrument”, then any stated interest on the Variable Interest Rate Security which is unconditionally payable in cash or property (other than CAF’s debt instruments) at least annually will constitute qualified stated interest and will be taxed accordingly. Thus, a Variable Interest Rate Security that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof and that qualifies as a “variable rate debt instrument” will generally not be treated as having been issued with OID unless the Variable Interest Rate Security is issued at a price that is below the debt security’s stated principal amount by more than a specified de minimis amount. OID on a Variable Interest Rate Security arising from such discount is allocated to an accrual period using the constant yield method described above by assuming that the variable rate is a fixed rate equal to (i) in the case of a qualified floating rate or qualified inverse floating rate, the value, as of the issue date, of the qualified floating rate or qualified inverse floating rate, or (ii) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the Variable Interest Rate Security.

In general, any other Variable Interest Rate Security that qualifies as a “variable rate debt instrument” will be converted into an “equivalent” fixed rate debt instrument for purposes of determining the amount and accrual of OID and qualified stated interest on the Variable Interest Rate Security. Such a Variable Interest Rate Security must be converted into an “equivalent” fixed rate debt instrument by substituting any qualified floating rate or qualified inverse floating rate provided for under the terms of the Variable Interest Rate Security with a fixed rate equal to the value of the qualified floating rate or qualified inverse floating rate, as the case may be, as of the Variable Interest Rate Security’s issue date. Any objective rate (other than a qualified inverse floating rate) provided for under the terms of the Variable Interest Rate Security is converted into a fixed rate that reflects the yield that is reasonably expected for the Variable Interest Rate Security. In the case of a Variable Interest Rate Security that qualifies as a “variable rate debt instrument” and provides for stated interest at a fixed rate in addition to either one or more qualified floating rates or a qualified inverse floating rate, the fixed rate is initially converted into a qualified floating rate (or a qualified inverse floating rate, if the Variable Interest Rate Security provides for a qualified inverse floating rate). Under these circumstances, the qualified floating rate or qualified inverse floating rate that replaces the fixed rate must be such that the fair market value of the Variable Interest Rate Security as of the Variable Interest Rate Security’s issue date is approximately the same as the fair market value of an otherwise identical debt instrument that provides for either the qualified floating rate or qualified inverse floating rate rather than the fixed rate. Subsequent to converting the fixed rate into either a qualified floating rate or a qualified inverse floating rate, the Variable Interest Rate Security is converted into an “equivalent” fixed rate debt instrument in the manner described above.

Once the Variable Interest Rate Security that qualifies as a “variable rate debt instrument” is converted into an “equivalent” fixed rate debt instrument pursuant to the foregoing rules, the amount of OID and qualified stated interest, if any, are determined for the “equivalent” fixed rate debt instrument by applying the general OID rules to the “equivalent” fixed rate debt instrument and a U.S. Holder of the Variable Interest Rate Security will account for the OID and qualified stated interest as if the U.S. Holder held the “equivalent” fixed rate debt instrument. In each accrual period, appropriate adjustments will be made to the amount of qualified stated interest or OID assumed to have been accrued or paid with respect to the “equivalent” fixed rate debt instrument in the event that these amounts differ from the actual amount of interest accrued or paid on the Variable Interest Rate Security during the accrual period.

If a Variable Interest Rate Security does not qualify as a “variable rate debt instrument”, then the debt security will be treated as a contingent payment debt obligation. The U.S. federal income tax treatment of debt securities that are treated as contingent payment debt obligations will be described in an applicable prospectus supplement.

Short-Term Securities. In general, an individual or other cash basis U.S. Holder of a Short-Term Security is not required to accrue OID (as specially defined below for the purposes of this paragraph) for U.S. federal income tax purposes unless it elects to do so (but may be required to include any stated interest in income as the interest is received). Accrual basis U.S. Holders and certain other U.S. Holders are required to accrue OID on Short-Term Securities on a straight-line basis or, if the U.S. Holder so elects, under the constant-yield method (based on daily compounding). In the case of a U.S. Holder not required and not electing to include OID in income currently, any gain recognized on the sale or retirement of the Short-Term Security will be ordinary income to the extent of the OID accrued on a straight-line basis (or, if an election was made, based on the constant-yield method) through the date of sale or retirement. However, U.S. Holders who are not required and do not elect to accrue OID on Short-Term Securities will be required to defer deductions for interest on borrowings allocable to Short-Term Securities in an amount not exceeding the deferred income until the deferred income is recognized.

For purposes of determining the amount of OID subject to these rules, all interest payments on a Short- Term Security are included in the Short-Term Security’s stated redemption price at maturity. A U.S. Holder not otherwise required to accrue OID may elect to do so on a Short-Term Security as if the Short-Term Security had been originally issued to the U.S. Holder at the U.S. Holder’s purchase price for the Short-Term Security. This election will apply to all obligations with a maturity of one year or less acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

Market Discount

A debt security, other than a Short-Term Security, generally will be treated as purchased at a market discount (a “Market Discount Security”) if the debt security’s stated redemption price at maturity or, in the case of a Discount Security, the debt security’s “revised issue price”, exceeds the amount for which the U.S. Holder purchased the debt security by at least 0.25% of the debt security’s stated redemption price at maturity multiplied by the number of complete years to the debt security’s maturity (or, in the case of a debt security that is an installment obligation, the debt security’s weighted average remaining maturity). For this purpose, the “revised issue price” of a debt security generally equals its issue price, increased by the amount of any OID that has accrued on the debt security and decreased by the amount of any payments previously made on the debt security that were not qualified stated interest payments. If this excess is not sufficient to cause the debt security to be a Market Discount Security, then the excess constitutes “de minimis market discount”, and the rules discussed below are not applicable.

Any gain recognized on the maturity or disposition of a Market Discount Security (including any payment on a debt security that is not qualified stated interest) will be treated as ordinary income to the extent of market discount that accrued on the debt security while held by such U.S. Holder. Alternatively, a U.S. Holder of a Market Discount Security may elect to include market discount in income currently over the life of the debt security. This election shall apply to all debt instruments with market discount acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies. This election may not be revoked without the consent of the IRS. A U.S. Holder of a Market Discount Security that does not elect to include market discount in income currently will generally be required to defer deductions for interest on borrowings incurred to purchase or carry a Market Discount Security that is in excess of the interest and OID on the debt security includible in the U.S. Holder’s income, to the extent that this excess interest expense does not exceed the portion of accrued market discount allocable to the days on which the Market Discount Security was held by the U.S. Holder, until maturity or disposition of the Market Discount Security.

Market discount will accrue on a straight-line basis unless the U.S. Holder elects to accrue the market discount on a constant-yield method. This election applies only to the Market Discount Security with respect to which it is made and is irrevocable without the consent of the IRS.

Debt Securities Purchased at a Premium

A U.S. Holder that purchases a debt security for an amount in excess of its principal amount, or for a Discount Security, its stated redemption price at maturity, will not be required to include any OID in its income and may elect to treat the excess as “amortizable bond premium”, in which case the amount required to be included in the U.S. Holder’s income each year with respect to interest on the debt security will be reduced by the amount of amortizable bond premium allocable (based on the debt security’s yield to maturity) to that year, as amount computed with reference to the amount payable on the earlier date of redemption. Any election to amortize bond premium shall apply to all bonds with amortizable bond premium (other than bonds the interest on which is excludable from gross income for U.S. federal income tax purposes) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and is irrevocable without the consent of the IRS. See “— Original Issue Discount — Election to Treat All Interest as Original Issue Discount.”

Purchase, Sale, Retirement or Other Taxable Disposition of Debt Securities

A U.S. Holder’s adjusted tax basis in a debt security will generally be its cost, increased by the amount of any OID or market discount included in the U.S. Holder’s income with respect to the debt security and reduced by (i) the amount of any payments that are not qualified stated interest payments, and (ii) the amount of any amortizable bond premium previously applied to reduce interest on the debt security.

A U.S. Holder will generally recognize gain or loss on the sale, retirement or other taxable disposition of a debt security equal to the difference between the amount realized on such disposition, other than amounts attributed to accrued but unpaid interest (which will be taxable as interest income to the extent not previously included in income), and the U.S. Holder’s adjusted tax basis of the debt security. Except to the extent described above under “Market Discount” or “Original Issue Discount — Short-Term Securities” or attributable to changes in exchange rates (as discussed below), gain or loss recognized on the taxable disposition of a debt security will be capital gain or loss and will be long term capital gain or loss if the U.S. Holder’s holding period in the debt securities exceeds one year. The deductibility of capital losses is subject to limitations.

Gain or loss realized by a U.S. Holder on the taxable disposition of a debt security generally will constitute income or loss from sources within the United States for U.S. foreign tax credit purposes. As a result, if there are any foreign taxes imposed on any gain, the U.S. Holder may not be able to utilized foreign tax credit with respect to such taxes. In addition, there are U.S. Treasury regulations that further restrict the availability of any such credit based on the nature of the tax imposed by the foreign jurisdiction. U.S. Holders should consult their tax advisors concerning foreign tax credits.

Foreign Currency Debt Securities

Interest. If an interest payment is denominated in, or determined by reference to, a foreign currency (for this purpose, meaning a non-U.S. dollar currency), the amount of income recognized by a cash basis U.S. Holder will be the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars.

An accrual basis U.S. Holder may determine the amount of income recognized with respect to an interest payment denominated in, or determined by reference to, a foreign currency in accordance with either of two methods. Under the first method, the amount of income accrued will be based on the average exchange rate in effect during the interest accrual period (or, in the case of an accrual period that spans two taxable years, the part of the period within the taxable year).

Under the second method, the U.S. Holder may elect to determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period (or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year). Additionally, if a payment of interest is actually received within five business days of the last day of the accrual period, an electing accrual basis U.S. Holder may instead translate the accrued interest into U.S. dollars at the exchange rate in effect on the day of actual receipt. Any such election will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and will be irrevocable without the consent of the IRS.

Upon receipt of payment of accrued interest (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a debt security) denominated in, or determined by reference to, a foreign currency, an accrual basis U.S. Holder may recognize exchange gain or loss (taxable as ordinary income or loss) equal to the difference between the amount received (translated into U.S. dollars at the spot rate on the date of receipt) and the amount previously accrued, regardless of whether the payment is in fact converted into U.S. dollars.

OID. OID for each accrual period on a Discount Security that is denominated in, or determined by reference to, a foreign currency, will be determined in the foreign currency and then translated into U.S. dollars in the same manner as stated interest accrued by an accrual basis U.S. Holder, as described above. Upon receipt of an amount attributable to OID (whether in connection with a payment on the debt security or a sale of the debt security), a U.S. Holder may recognize exchange gain or loss (taxable as ordinary income or loss) equal to the difference between the amount received (translated into U.S. dollars at the spot rate on the date of receipt) and the amount previously accrued, regardless of whether the payment is in fact converted into U.S. dollars.

Market Discount. Market Discount on a debt security that is denominated in, or determined by reference to, a foreign currency, will be accrued in the foreign currency. If the U.S. Holder elects to include market discount in income currently, the accrued market discount will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within the U.S. Holder’s taxable year). Upon the receipt of an amount attributable to accrued market discount, the U.S. Holder may recognize exchange gain or loss (which will be taxable as ordinary income or loss) determined in the same manner as for accrued interest or OID. A U.S. Holder that does not elect to include market discount in income currently will recognize, upon the disposition or maturity of the debt security, the U.S. dollar value of the amount accrued, calculated at the spot rate on that date, and no part of this accrued market discount will be treated as exchange gain or loss.

Bond Premium. Bond premium (including acquisition premium) on a debt security that is denominated in, or determined by reference to, a foreign currency, will be computed in units of the foreign currency, and any such bond premium that is taken into account currently will reduce interest income in units of the foreign currency. On the date bond premium offsets interest income, a U.S. Holder may recognize exchange gain or loss (taxable as ordinary income or loss) equal to the amount offset multiplied by the difference between the spot rate in effect on the date of the offset and the spot rate in effect on the date the debt securities were acquired by the U.S. Holder.

A U.S. Holder that does not elect to take bond premium (other than acquisition premium) into account currently will recognize a capital loss when the debt security matures.

Sale, Retirement or Other Taxable Disposition. As discussed above under “Purchase, Sale, Retirement or Other Taxable Disposition of Debt Securities”, a U.S. Holder will generally recognize gain or loss on the sale, retirement or other taxable disposition of a debt security equal to the difference between the amount realized on such sale, retirement or taxable disposition and its adjusted tax basis in the debt security. A U.S. Holder’s adjusted tax basis in a debt security that is denominated in a foreign currency will be determined by reference to the U.S. dollar cost of the debt security. The U.S. dollar cost of a debt security purchased with foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of debt securities traded on an established securities market, as defined in the applicable U.S. Treasury Regulations, that are purchased by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the purchase.

The amount realized on a sale, retirement or other taxable disposition of a debt security for an amount in foreign currency will be the U.S. dollar value of this amount on the date of such taxable disposition or, in the case of debt securities traded on an established securities market that are sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the sale. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS. A U.S. Holder will recognize exchange rate gain or loss (taxable as ordinary income or loss) on the taxable disposition of a debt security equal to the difference, if any, between the U.S. dollar values of the U.S. Holder’s purchase price for the debt security on (i) the date of disposition and (ii) the date on which the U.S. Holder acquired the debt security. Any such exchange rate gain or loss will be realized only to the extent of total gain or loss realized on the sale or retirement.

Exchange gain or loss generally constitutes income or loss from sources within the United States for U.S. foreign tax credit purposes.

Backup Withholding and Information Reporting

In general, payments of interest and accruals of any OID on, and the proceeds of a sale, redemption or other disposition of, debt securities payable to a U.S. Holder by a U.S. issuing and paying agent or other U.S.-related intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding will apply to these payments and payments of OID if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or if the U.S. Holder had been notified that it is subject to backup withholding because of a failure to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS and certain other requirements are met.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information to the IRS with respect to any interest in debt securities not held in an account maintained by a financial institution, or with respect to certain accounts maintained with non-U.S. financial institutions. U.S. Holders who fail to report required information could become subject to substantial penalties. U.S. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation for their ownership and disposition of the debt securities CAF is offering.

Reportable Transactions

Certain regulations meant to require the reporting of certain tax shelter transactions cover transactions generally not regarded as tax shelters, including certain foreign currency transactions giving rise to losses that equal or exceed a certain threshold. The scope and application of these rules is not entirely clear. A U.S. Holder will generally be required to treat a foreign currency exchange loss from debt securities as a reportable transaction if the loss exceeds a certain threshold in a single taxable year, if the U.S. Holder is an individual or trust, or higher amounts for other non-individual U.S. Holders. In the event the acquisition, holding or disposition of debt securities constitutes participation in a “reportable transaction” for purposes of those rules, a U.S. Holder will be required to disclose its investment by filing Form 8886 with the IRS. A certain penalty is generally imposed on any taxpayer that fails to timely file an information return with the IRS with respect to a transaction resulting in a loss that is treated as a reportable transaction. Prospective purchasers are urged to consult their tax advisors regarding the application of these rules to the acquisition, holding or disposition of debt securities.

Foreign Account Tax Compliance Act

Pursuant to Sections 1471 to 1474 of the Code (provisions commonly referred to as “FATCA”), and subject to the proposed regulations described below, CAF and other non-U.S. financial institutions through which payments on the debt securities it is offering are made, may be required to withhold tax on all, or a portion of, payments made on any debt securities issued or materially modified on or after the date that is six months after final U.S. Treasury Regulations defining the term “foreign pass-through payment” are filed with the United States Federal Register. Under proposed regulations, any withholding on “foreign pass-through payments” on debt securities that are not otherwise grandfathered would apply to such payments made on or after the date that is two years after the date of publication in the United States Federal Register of applicable final regulations defining “foreign pass-through payments.” Taxpayers generally may rely on these proposed regulations until final regulations are issued. No such final regulations defining “foreign pass-through payments” have been issued as of the date of this prospectus. The rules governing FATCA are subject to change, and the future application of FATCA to CAF and CAF’s debt securities is uncertain. However, such withholding by CAF and other non-U.S. financial institutions through which payments on the debt securities are made, may be required, among others, where (i) CAF or such other non-U.S. financial institution is a foreign financial institution (“FFI”) that agrees to provide certain information on its account holders to the IRS (making CAF and such other non-U.S. financial institution a “participating FFI”) and (ii)(a) the payee itself is an FFI but is not a participating FFI or does not provide information sufficient for the relevant participating FFI to determine whether the payee is subject to withholding under FATCA or (b) the payee is not a participating FFI and is not otherwise exempt from FATCA withholding. Notwithstanding anything herein to the contrary, if an amount of, or in respect of, withholding tax were to be deducted or withheld from interest, principal or other payments on the debt securities as a result of FATCA, CAF would not be required to pay any additional amounts as a result of the deduction or withholding of such tax. THE RULES GOVERNING FATCA ARE COMPLICATED. INVESTORS SHOULD CONSULT THEIR TAX ADVISERS TO DETERMINE WHETHER THESE RULES MAY APPLY TO PAYMENTS THEY WILL RECEIVE UNDER THE DEBT SECURITIES.

PLAN OF DISTRIBUTION

CAF may sell the securities described in this prospectus to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through agents, which agents may be affiliated with us. Any such underwriter or agent involved in the offer and sale of the securities will be named in the accompanying prospectus supplement.

CAF may sell its guarantees separately from debt securities to guarantee certain obligations associated with the securities of third party issuers. In such cases, CAF may sell the guarantees in the same transaction as the sale of the underlying security or it may sell the guarantee independently to guarantee the obligations of outstanding securities of third party issuers.

Sales of securities offered pursuant to any prospectus supplement may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. CAF also may, from time to time, authorize underwriters, acting as CAF’s agents, to offer and sell securities upon the terms and conditions set forth in the prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from CAF in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers of securities for whom they may act as agent.

CAF may offer the securities of any series to present holders of its other securities as consideration for the purchase or exchange by CAF of other securities. This offer may be in connection with a publicly announced tender, exchange or other offer for these securities or in privately negotiated transactions. This offering may be in addition to or in lieu of sales of securities directly or through underwriters or agents as set forth in the applicable prospectus supplement.

Any underwriting compensation CAF pays to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts, concessions or commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with CAF, to several indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

Unless otherwise specified in the prospectus supplement, each series of securities will be a new issue with no established trading market. CAF may elect to list any series of securities on any exchange, but it is not obligated to do so.

One or more underwriters may make a market in a series of securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. Neither CAF nor any underwriter can give assurances as to the liquidity of the trading market for the securities.

Certain of the underwriters, agents and their affiliates may be customers of, engage in transactions with and perform services for CAF in the ordinary course of business, for which they received or will receive customary fees and expenses.

VALIDITY OF THE DEBT SECURITIES

In connection with particular offerings of the debt securities in the future, and if stated in the applicable prospectus supplements, the validity of those debt securities will be passed upon for us by Sullivan & Cromwell LLP, and for any underwriters or agents by counsel named in the applicable prospectus supplement. Sullivan & Cromwell LLP and counsel to the underwriters or agents may rely as to certain matters on the opinion of our General Counsel.

VALIDITY OF THE GUARANTEES

The validity of the guarantees will be passed upon for us by counsel to be named in the applicable prospectus supplement. The validity of the guarantees will be passed upon for the underwriters by counsel to be named in the applicable prospectus supplement.

EXPERTS

The financial statements of Corporación Andina de Fomento as of and for the years ended December 31, 2022, 2021, and 2020 included in this prospectus and the effectiveness of Corporación Andina de Fomento’s internal control over financial reporting, have been audited by Lara Marambio & Asociados, independent auditors, as stated in their reports. Such financial statements are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

AUTHORIZED REPRESENTATIVE

CAF’s authorized representative in the United States of America is Puglisi & Associates. The address of the authorized representative in the United States is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

WHERE YOU CAN FIND MORE INFORMATION

This registration statement of which the prospectus forms a part, including its various exhibits, is available to the public over the internet at the SEC’s website: http://www.sec.gov. You may also read and copy these documents at the Securities and Exchange Commission’s Public Reference Room, at the following address:

SEC Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about how to access the documents we have filed with it.

The information set forth herein is stated on the authority of the Executive President of CAF, in his duly authorized capacity as Executive President.

CORPORACIÓN ANDINA DE FOMENTO

By:	/s/ Gabriel Felpeto
Name: Gabriel Felpeto
Title: Vice President of Finance and Chief Financial Officer

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Contents

Management’s Report on the Effectiveness of Internal Control over Financial Reporting

Corporación Andina de Fomento (“CAF”)’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Management of CAF is responsible for designing, implementing, and maintaining effective internal control over financial reporting. Management assessed the effectiveness of CAF’s internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, CAF’s Management concluded that CAF’s internal control over financial reporting is effective as of December 31, 2022.

There are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Torre CAF, Av. Luis Roche, Altamira, Caracas, Venezuela. Telf. +58 (212) 209 2111 www.caf.com

CAF’s financial statements as of December 31, 2022 and for the year then ended, have been audited by an independent accounting firm, which has also issued an independent Auditor’s report on CAF´s internal control over financial reporting. The Independent Auditor´s Report on Internal Control over Financial Reporting, which is included in this document, expresses an unmodified opinion on CAF’s internal control over financial reporting as of December 31, 2022.

Sergio Díaz-Granados
Executive President

Gabriel Felpeto	Carolina España
Vice-President of Finance	Executive Vice-President

February 6, 2023

Lara Marambio & Asociados RIF.: J-00327665-0 Torre B.N.C., Piso 21 Av. Blandín, La Castellana Caracas 1060 - Venezuela Telf: +58(212) 206 8501 Fax: +58(212) 206 8870 www.deloitte.com/ve

Independent Auditor’s Report

To the Board of Directors and Stockholders of

Corporación Andina de Fomento (CAF)

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Corporación Andina de Fomento (CAF) as of December 31, 2022, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, CAF maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the financial statements of CAF as of and for the years ended December 31, 2022, 2021 and 2020, and our report dated February 6, 2023 expressed an unmodified opinion on those financial statements.

Basis for Opinion

We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting section of our report. We are required to be independent of CAF and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for Internal Control over Financial Reporting

Management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on the Effectiveness of Internal Control over Financial Reporting.

Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting

Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects and to issue an auditor’s report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.

In performing an audit of internal control over financial reporting in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Obtain an understanding of internal control over financial reporting, assess the risks that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

February 6, 2023

Caracas — Venezuela

Lara Marambio & Asociados. A member firm of Deloitte Touche Tohmatsu Limited.

www.deloitte.com/ve

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

Lara Marambio & Asociados RIF.: J-00327665-0 Torre B.N.C., Piso 21 Av. Blandín, La Castellana Caracas 1060 - Venezuela Telf: +58(212) 206 8501 Fax: +58(212) 206 8870 www.deloitte.com/ve

Independent Auditor’s Report

To the Board of Directors and Stockholders of

Corporación Andina de Fomento (CAF)

Opinion

We have audited the financial statements of Corporación Andina de Fomento (CAF), which comprise the balance sheets as of December 31, 2022, 2021 and 2020, and the related statements of comprehensive income, stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of CAF as of December 31, 2022, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), CAF’s internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 6, 2023 expressed an unmodified opinion on CAF’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of CAF and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about CAF ability to continue as a going concern for one year after date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about CAF ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

February 6, 2023

Caracas — Venezuela

Lara Marambio & Asociados. A member firm of Deloitte Touche Tohmatsu Limited.

www.deloitte.com/ve

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Balance Sheets

As of December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

	NOTES	2022	2021	2020
ASSETS
Cash and due from banks		107,592	112,047	123,204
Deposits with banks		6,535,869	3,210,216	2,825,086

Cash and due from banks and deposits with banks	3	6,643,461	3,322,263	2,948,290

Marketable securities:
Trading	4 and 19	8,483,605	12,503,067	10,961,847
Other investments	5	258,372	292,392	811,205

Loans (US$ 2,499,856, US$ 2,389,651 and US$ 2,088,750 at fair value as of December 31, 2022, 2021 and 2020, respectively)	6 and 19	30,622,324	29,595,386	28,117,867
Less loan commissions, net of origination costs		166,213	153,955	134,011
Less allowance for loan losses	6	63,192	76,650	95,015

Loans, net		30,392,919	29,364,781	27,888,841

Accrued interest and commissions receivable		673,892	357,836	386,625
Derivative financial instruments	18 and 19	459,809	512,383	1,766,932
Equity investments	7	381,779	433,350	432,600
Property and equipment, net	8	98,804	105,987	111,734
Other assets	9	2,984,101	700,291	1,537,829

TOTAL		50,376,742	47,592,350	46,845,903

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Deposits (US$ 109,377, US$ 106,119 and US$ 24,101 at fair valueas of December 31, 2022, 2021 and 2020, respectively), net	10 and 19	4,663,591	4,002,626	3,337,574
Commercial paper	11	4,618,797	2,813,646	1,598,696
Borrowings from other financial institutions (US$ 665,849, US$ 740,028 and US$ 792,217 at fair value as of December 31, 2022, 2021 and 2020, respectively), net	12 and 19	2,072,776	1,772,171	1,672,301
Bonds (US$ 21,137,893, US$ 24,074,774 and US$ 24,706,736 at fair valueas of December 31, 2022, 2021 and 2020, respectively), net	13 and 19	21,252,213	24,260,537	24,882,419
Accrued interest payable		565,916	288,233	308,986
Derivative financial instruments	18 and 19	3,309,978	842,958	404,842
Accrued expenses and other liabilities	14	174,154	312,540	1,646,184

Total liabilities		36,657,425	34,292,711	33,851,002

STOCKHOLDERS’ EQUITY:	16
Subscribed capital		8,563,350	7,716,975	7,867,755
Less callable capital portion		1,625,660	1,589,660	1,589,660
Less capital subscriptions receivable		1,412,260	690,940	912,045

Paid-in capital		5,525,430	5,436,375	5,366,050

Additional paid-in capital		4,252,952	4,091,298	3,961,900
Reserves		3,771,966	3,666,951	3,427,129
Retained earnings		168,969	105,015	239,822

Total stockholders’ equity		13,719,317	13,299,639	12,994,901

TOTAL		50,376,742	47,592,350	46,845,903

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Comprehensive Income

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

	NOTES	2022	2021	2020
Interest income:
Loans	2 (g)	1,093,099	603,903	837,815
Loan commissions	2 (g)	49,197	44,990	40,139
Investments and deposits with banks	2 (e), 3 and 4	172,987	23,098	203,211

Total interest income		1,315,283	671,991	1,081,165

Interest expense:
Bonds		659,043	329,247	523,480
Borrowings from other financial institutions		58,941	22,427	30,768
Commercial paper		62,532	5,077	10,488
Deposits		63,844	4,109	18,285
Commissions		10,373	10,415	12,136

Total interest expense		854,733	371,275	595,157

Net interest income		460,550	300,716	486,008
(Credit) provision for loan losses	6	(3,287)	29,869	2,923

Net interest income, after (credit) provision for loan losses		463,837	270,847	483,085

Non-interest income:
Dividends and equity in earnings of investees	7	8,668	5,108	6,979
Other commissions		2,967	2,055	2,327
Other income	7	7,306	31,794	8,411

Total non-interest income		18,941	38,957	17,717

Non-interest expenses:
Administrative expenses		177,803	157,353	149,324
Other expenses	7	25,811	14,048	37,552

Total non-interest expenses		203,614	171,401	186,876

Income before unrealized changes in fair value related to other financial instruments and contributions to Stockholders’ Special Funds		279,164	138,403	313,926
Unrealized changes in fair value related to other financial instruments	20	(21,195)	(3,388)	(2,089)

Income before contributions to Stockholders’ Special Funds, net		257,969	135,015	311,837
Contributions to Stockholders’ Special Funds	22	89,000	30,000	72,015

Net income and total comprehensive income		168,969	105,015	239,822

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Stockholders’ Equity

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

				Reserves
	NOTES	Paid-in capital	Additional paid-in capital	General reserve	Article N° 42 of the Constitutive Agreement	Total reserves	Retained earnings	Total stockholders’ equity
BALANCES AS OF DECEMBER 31, 2019		5,380,715	3,988,884	2,585,947	515,600	3,101,547	325,582	12,796,728

Capital increase	16	212,840	391,625	—	—	—	—	604,465
Capital decrease due to shares’ repurchase	6	(227,505)	(418,609)	—	—	—	—	(646,114)
Net income and total comprehensive income	16	—	—	—	—	—	239,822	239,822
Appropriated for general reserve	16	—	—	292,982	—	292,982	(292,982)	—
Appropriated for reserve pursuant to Article N° 42 of the Constitutive Agreement	16	—	—	—	32,600	32,600	(32,600)	—

BALANCES AS OF DECEMBER 31, 2020		5,366,050	3,961,900	2,878,929	548,200	3,427,129	239,822	12,994,901

Capital increase	16	221,105	406,833	—	—	—	—	627,938
Capital decrease due to shares’ repurchase	6	(150,780)	(277,435)	—	—	—	—	(428,215)
Net income and total comprehensive income	16	—	—	—	—	—	105,015	105,015
Appropriated for general reserve	16	—	—	215,839	—	215,839	(215,839)	—
Appropriated for reserve pursuant to Article N° 42 of the Constitutive Agreement	16	—	—	—	23,983	23,983	(23,983)	—

BALANCES AS OF DECEMBER 31, 2021		5,436,375	4,091,298	3,094,768	572,183	3,666,951	105,015	13,299,639

Capital increase	16	254,235	465,585	—	—	—	—	719,820
Capital decrease due to shares’ repurchase	6	(165,180)	(303,931)	—	—	—	—	(469,111)
Net income and total comprehensive income	16	—	—	—	—	—	168,969	168,969
Appropriated for general reserve	16	—	—	94,505	—	94,505	(94,505)	—
Appropriated for reserve pursuant to Article N° 42 of the Constitutive Agreement	16	—	—	—	10,510	10,510	(10,510)	—

BALANCES AS OF DECEMBER 31, 2022		5,525,430	4,252,952	3,189,273	582,693	3,771,966	168,969	13,719,317

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Cash Flows

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

	NOTES	2022	2021	2020
OPERATING ACTIVITIES:
Net income and total comprehensive income		168,969	105,015	239,822
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Unrealized loss on trading securities		50,336	72,788	(20,837)
Amortization of loan commissions, net of origination costs		(20,172)	(18,630)	(15,201)
(Credit) Provision for loan losses	6	(3,287)	29,869	2,923
Impairment charge for equity investments	7	962	117	5,977
Unrealized changes in fair value related to equity investment	7	17,854	(26,748)	18,722
Equity in (earnings) losses of investees	7	(1,943)	871	1,533
Amortization of deferred charges		4,751	5,020	3,547
Depreciation of property and equipment	8	8,831	8,895	8,231
Provision for employees’ severance benefits		15,023	13,207	12,799
Provision for employees’ savings plan		744	823	879
Unrealized changes in fair value related to other financial instruments		21,195	3,388	2,089
Net changes in operating assets and liabilities:
Trading securities, net		3,965,795	(1,620,056)	(579,216)
Accrued interest and commissions receivable		(316,056)	28,789	145,168
Other assets		(22,004)	(18,891)	(8,263)
Accrued interest payable		277,683	(20,753)	(94,574)
Severance benefits paid or advanced		(14,417)	(10,345)	(5,632)
Employees’ savings plan paid or advanced		(2,101)	(783)	233
Accrued expenses and other liabilities		23,167	(44,330)	22,996

Total adjustments and net changes in operating assets and liabilities		4,006,361	(1,596,769)	(498,626)

Net cash provided by (used in) operating activities		4,175,330	(1,491,754)	(258,804)

INVESTING ACTIVITIES:
Purchases of other investments	5	(562,436)	(2,010,262)	(3,171,778)
Maturities of other investments	5	596,456	2,529,075	3,357,490
Loan origination and principal collections, net	6	(1,805,360)	(2,096,433)	(2,050,142)
Equity investments, net	7	34,698	25,010	4,993
Property and equipment, net	8	(1,648)	(3,148)	(7,647)

Net cash used in investing activities		(1,738,290)	(1,555,758)	(1,867,084)

FINANCING ACTIVITIES:
Net increase in deposits	10	652,707	668,277	665,306
Proceeds from commercial paper	11	63,977,481	24,847,310	18,224,698
Repayment of commercial paper	11	(62,172,330)	(23,632,360)	(17,534,135)
Net decrease in derivative-related collateral		(2,414,170)	(445,293)	325,875
Proceeds from issuance of bonds	13	3,653,612	4,478,803	3,950,027
Repayment of bonds	13	(3,923,431)	(3,320,266)	(3,904,211)
Proceeds from borrowings from other financial institutions		797,723	374,681	922,463
Repayment of borrowings from other financial institutions		(407,254)	(177,605)	(701,379)
Proceeds from issuance of shares	16	719,820	627,938	604,465

Net cash provided by financing activities		884,158	3,421,485	2,553,109

NET INCREASE IN CASH AND DUE FROM BANKS AND DEPOSITS WITH BANKS		3,321,198	373,973	427,221

CASH AND DUE FROM BANKS AND DEPOSITS WITH BANKS AT BEGINNING OF THE YEAR		3,322,263	2,948,290	2,521,069

CASH AND DUE FROM BANKS AND DEPOSITS WITH BANKS AT END OF THE YEAR		6,643,461	3,322,263	2,948,290

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Cash Flows

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

	NOTES	2022	2021	2020
SUPPLEMENTAL DISCLOSURE:
Interest paid during the year		612,024	374,796	668,793

NONCASH FINANCING ACTIVITIES:
Principal collections - Loans	6	469,111	428,215	646,114

Capital decrease	6	(469,111)	(428,215)	(646,114)

Change in derivative instruments assets		52,574	1,254,549	(1,340,672)

Change in derivative instruments liabilities		2,467,020	438,116	(237,883)

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

1.	ORIGIN

Business description – Corporación Andina de Fomento (CAF) began its operations on June 8, 1970 and was established under public international law which abides by the provisions set forth in its Constitutive Agreement. Series “A” and “B” stockholder countries are: Argentina, Bolivia, Brazil, Colombia, Ecuador, El Salvador, Panama, Paraguay, Peru, Trinidad and Tobago, Uruguay and Venezuela. Series “C” stockholder countries are: Barbados, Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Portugal and Spain. In addition, there are 13 banks which are Series “B” stockholders.

CAF is headquartered in Caracas, Venezuela and has offices in Asuncion, Paraguay; Bogota, Colombia; Brasilia and Sao Paulo, Brazil; Buenos Aires, Argentina; Mexico City, Mexico; Panama City, Panama; La Paz, Bolivia; Lima, Peru; Madrid, Spain; Montevideo, Uruguay; Port of Spain, Trinidad and Tobago, Quito, Ecuador and San Salvador, El Salvador.

CAF promotes a sustainable development model through credit, non-refundable resources, and supports in the technical and financial structuring of projects in the public and private sectors of Latin America.

CAF offers financial and related services to the governments of its stockholder countries, as well as their public and private institutions, corporations and joint ventures. CAF’s principal activity is to provide short, medium and long-term loans to finance projects, working capital, trade activities and to undertake feasibility studies for investment opportunities in stockholder countries. Furthermore, CAF manages and supervises third-party cooperation funds owned and sponsored by other countries and organizations, destined to finance programs agreed upon with donor countries and organizations which are in line with CAF’s policies and strategies.

CAF raises funds to finance its operations from sources both within and outside its stockholder countries.

COVID-19

In March 2020, the World Health Organization declared the novel coronavirus (COVID-19) a global pandemic, which has generated high volatility in global capital markets with an impact on equity investments and the mark-to-market value of marketable securities.

To date, CAF has maintained the continuity of its operations, and the demand for loans from our stockholder countries has increased; notwithstanding, decreases or increases have been observed in external risk ratings for most of our borrowers. COVID-19 has not had material effects on the financial position of CAF as of December 31, 2022 and on the results of operations and cash flows for the year then ended.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

a.

Financial statement presentation – The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles with the U.S. dollar as the functional currency.

b.

Use of estimates – The preparation of the accompanying financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

the balance sheets, as well as the amounts reported as revenues and expenses during the corresponding reporting period. The most important estimates related to the preparation of the accompanying financial statements refer to estimating the allowance for loan losses, and valuation and classification at fair values of financial instruments, among others. Management believes these estimates are adequate. Actual results could differ from those estimates.

c.

Transactions denominated in other currencies – Transactions denominated in currencies other than U.S. dollars are converted into U.S. dollars at exchange rates prevailing in international markets on the dates of the transactions. Currency balances other than U.S. dollars are converted into U.S. dollars at year-end exchange rates. Any foreign exchange gains or losses, including related hedge effects, are included in the statements of comprehensive income.

d.	Cash and deposits with banks – Cash and deposits with banks comprised of cash, due from banks and short-term deposits with banks with an original maturity of three months or less.

e.

Marketable securities – These investments are classified as trading marketable securities, according to management’s intention and are recorded on the trade date. Trading marketable securities are securities that are mainly bought and held principally for the purpose of selling them in the near term and therefore held for only a short period of time. Trading marketable securities are recorded at fair value. Gains and losses from sales of trading marketable securities and changes in the fair value of trading marketable securities are included in interest income of investments and deposits with banks in the statements of comprehensive income.

f.

Reverse repurchase agreements – CAF has entered into reverse repurchase agreements as part of liquidity management. Under a reverse repurchase agreement, CAF purchases securities with an agreement to resell them to the counterparty on a specific date for a specific price plus interests, with earlier resale permitted. Securities purchased under reverse repurchase agreements are included in the balance sheets under account “Securities purchased under resale agreement” and interests thereon are included in the statements of comprehensive income under “Investments and deposits with banks”.

All securities covered under reverse repurchase agreements are carried at face value, which approximate fair value due to their short-term in nature and minimal credit risk. There are no open positions as of December 31, 2022, 2021 and 2020.

g.

Loans – CAF grants short, medium and long-term loans to finance projects, working capital, trade activities and to undertake feasibility studies for investment opportunities, both to public and private entities, for development and integration programs and projects in stockholder countries.

For credit risk purposes, CAF classifies its loans as follow:

(i)	Sovereign loans – Include loans granted to national, regional or local governments or decentralized institutions and other loans fully guaranteed by national governments.

(ii)	Non-sovereign loans – Include loans granted to corporate and financial sectors (public and private sectors), among others, which are not guaranteed by national governments.

Loans are carried at their unpaid principal balances less: (i) write-offs, (ii) the allowance for loan losses, and (iii) loan commission fees received upon origination net of certain direct origination costs.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

Interest income is accrued on the unpaid principal balance. Loan commission fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the effective interest method and are presented as interest income – loan commissions in the statements of comprehensive income.

Private sector loans that are 90 days overdue or public sector loans that are 180 days overdue are placed on non-accrual status and, as result, the accrual for interest on non-accrual loans is discontinued unless the loans are well-secured and in process of collection.

Interest accrued but not collected for loans that are placed on non-accrual loans status is reversed against interest income. The interest on non-accrual loans is accounted for on a cash-basis, until the loans qualify for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Factors considered by management in determining non-accrual loans are payment status and the probability of collecting scheduled principal and interest payments when due.

When a loan is overdue, CAF will immediately suspend any pending disbursement for said loan and for any other loans in which the client is the borrower, beneficiary or guarantor for CAF. CAF charges late payments fees on these overdue loans.

Loan losses, partial or total, are written off against the allowance for loan losses when management confirms the uncollectability of a loan balance. Subsequent recoveries on written off loans, if any, will be credited to the allowance for loan losses.

CAF maintains risk exposure policies to avoid concentrating its loans in any one country or economic group, which might be affected by market situations or other circumstances. For this purpose, CAF uses certain measurement parameters, such as: CAF’s stockholders’ equity, total loan balance, exposure to economic groups from public and private sectors, among others. CAF reviews, on a semi-annual basis, the credit risk rating of its loans and classifies the risk into the following categories:

(i)	Satisfactory-excellent – Extremely strong capacity to meet financial commitments.

(ii)	Satisfactory-very good – Strong capacity to meet financial commitments, not significantly vulnerable to adverse economic conditions.

(iii)	Satisfactory-adequate – Adequate capacity to meet financial commitments, but more vulnerable to adverse economic conditions.

(iv)	Watch – Acceptable payment capacity however some indicators and elements require special attention otherwise they could result in impairment.

(v)	Special mention – More vulnerable to adverse economic conditions but currently has the capacity to meet financial commitments.

(vi)	Sub-standard – Currently vulnerable and dependent on favorable economic conditions to meet financial commitments.

(vii)	Doubtful – Currently highly vulnerable.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

(viii)	Loss – Payment default on financial commitments.

h.

Troubled debt restructuring – A restructuring of a loan constitutes a troubled debt restructuring if CAF, for economic or legal reasons related to the borrower´s financial difficulties, grants a concession to the borrower that it would not otherwise consider.

The concession granted by CAF may include the modifications or renegotiation of the contractual terms of the loans such as interest rate reductions, change in the frequency of payment, extension of loan terms, and other modifications in order to minimize possible economic losses.

Loans whose terms are modified in a troubled debt restructuring, generally, are identified as non- accrual loans. CAF’s management evaluates the compliance with the new terms of the restructured loan for a reasonable period to calculate specific allowances for loan losses and, if the remaining balance of the restructured loan is considered collectible, the restructured loan could return to accrual status.

i.

Allowance for loan losses – The allowance for credit losses is maintained at a level CAF believes to be appropriate to absorb expected lifetime credit losses over the contractual life of the loan portfolio.

The allowance for loan losses reflects CAF’s current estimate of all expected credit losses based on the information available at the date of the balance sheet, and these information are assessed and updated timely taking into account the market’s characteristics, policies and macroeconomic perspectives to adequately reflect the effect of those changes in borrower credit ratings and therefore in expected credit losses.

For purposes of determining the allowance for expected credit losses, CAF management classifies its loans for credit risk purposes into sovereign loans and non-sovereign loans. The allowance for loan losses is estimated considering the credit risk exposure (undiscounted), cumulative default probability for 1 to 5 year tranches and loss given default, based on external data provided by risk rating agencies, recognizing such lifetime expected effects in profit or loss for the reporting period.

Sovereign loans within each country exhibit similar risk characteristics, therefore, the allowance for loan losses on sovereign loans is collectively evaluated at country level and established by CAF based on the individual long-term foreign currency debt rating applicable to the borrower countries, which is determined using the average rating of three recognized international credit rating agencies at the date of each of the balance sheet presented. The long-term foreign currency debt rating considers a default probability. Given CAF’s status as a de facto preferred creditor and the immunities and privileges conferred by its stockholder countries, which are established in CAF’s Constitutive Agreement and other similar agreements, adjustments are made to reflect a lower default probability – usually equivalent to three levels to the average rating referred above. Historically, none of its sovereign loans has ever been placed in non-accrual status or has been written off. It is not the policy of CAF to restructure its sovereign loans and management does not have any expectation of writing off such loans.

For the non-sovereign loans, the allowance for loan losses is individually evaluated and calculated on a non-discounted cash flow method by considering CAF’s internal rating of each borrower, using the probability of default corresponding to the average rating of the equivalent categories of the international risk-rating agencies.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

For those cases where the category equivalent to the rating of a particular borrower determined in accordance with any of the international risk-rating agencies is higher than the risk rating in local currency of the country corresponding to such borrower, or if for any reason there is no risk rating, the risk rating in local currency of such country determined by international credit rating agencies will be used.

CAF considers that external data provided by risk rating agencies used to determine the probability of default reflects its expectations about the future economic conditions and there are no other adjustments regarding historical loss information and future conditions that should be considered as significant factor to determining the expected collectability.

CAF assesses and determine the loss given default which considers the CAF´s status as a de facto preferred creditor, the immunities and privileges conferred by its stockholder countries, the collateral of each loan, the effect of interest on late payments to avoid the potential impairment derived by the time value of money and the evidence of historical loss data collected for each country through the years. In addition, given the nature of CAF´s lending activities as multilateral bank, in case of delay on payments of sovereign loans, the loss given default reflects the expectation to collect the total amount due, including accrued interests and commissions receivable for the period of delay.

A specific allowance for loan losses is individually evaluated and established by CAF for loans in non- accrual status as these loans do not have the same risk characteristics as other loans. A loan is considered in non-accrual status when, based on currently available information and events, it is probable that CAF will not recover the total amount of principal and interest as agreed in the terms of the original loan contract. The allowance for loan losses is determined on a loan-by-loan basis based on the present value of expected future cash flows, discounted at the original loan’s effective interest rate.

j.

Equity investments – CAF invests in equity securities of companies and funds in strategic sectors, with the objective of promoting the development of such companies and funds and their participation in the securities markets and to serve as a catalyst in attracting resources to stockholder countries.

If CAF has the ability to exercise significant influence over the operating and financial policies of the investee, which is generally presumed to exist when CAF holds an ownership interest in the voting stock of an investee between 20% and 50%, the equity investments are accounted for using the equity method. Under the equity method, the carrying amount of the equity investment is adjusted to reflect CAF’s proportionate share of earnings or losses, dividends received and certain transactions of the investee Company.

Other than those accounted for under the equity method, CAF recorded investments in equity securities without readily determinable fair value, as follows:

(i)

Direct investments in equity securities of companies – These investments, which do not qualify for the net asset value practical expedient to estimate fair value, are accounted for at cost minus impairment (if any), plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer.

(ii)	Equity investments in funds – These investments are carried at fair value using the net asset value practical expedient to estimate fair value.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

Dividend income from equity investments without readily determinable fair value is recognized when CAF’s right to receive payment has been established.

k.

Property and equipment, net – Property and equipment are stated at cost less accumulated depreciation. Maintenance and repair expenses are charged directly to the statements of comprehensive income for the year as incurred, while improvements and renewals are capitalized. Depreciation is calculated using the straight-line method and charged to the statements of comprehensive income over the estimated useful life of assets.

The estimated useful life for assets is as follows:

Buildings	30 years
Building improvements	15 years
Leasing building improvements	Term of leasing contract
Furniture and equipment	2 to 10 years
Vehicles	5 years

l.	Other assets – Other assets mainly include the following:

(i)

Derivative-related collateral – CAF receives or provides cash collateral from or to individual swap and futures counterparties to mitigate its credit exposure to these counterparties. It is the policy of CAF to restrict and invest cash collateral received from swap and futures counterparties for fulfilling its obligations under the collateral agreement. CAF records cash collateral received in other assets with a corresponding obligation to return the cash collateral received recorded in accrued expenses and other liabilities. Cash collateral provided to swap and futures counterparties, under the collateral agreement, are recorded in other assets.

(ii)

Intangible assets – Include software investments which are reported at cost less accumulated amortization. The amortization is calculated with the straight-line method over the useful life estimated by CAF. The estimated useful life of these assets is between 2 and 5 years.

m.

Impairment of investment accounted for under the equity method –An investment accounted for under the equity method is considered impaired and an impairment loss is recognized only if there are circumstances that indicate impairment as a result of one or more events (“loss events”) that have occurred after recognition of such investment.

An impairment charge is recorded whenever a decline in value of an investment below its carrying amount is determined to be other-than-temporary. In determining if a decline is other-than-temporary, factors such as the length of time and extent to which the fair value of the investment has been less than the carrying amount of the investment, the near-term and longer-term operating and financial prospects of the affiliate and the intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery are considered.

n.

Deposits – Deposits denominated in US$ are recorded at amortized cost. Deposits denominated in currencies other than the US$ are recognized at fair value. Gains or losses resulting from changes in the fair value of these deposits are recognized in the statements of comprehensive income when they occur.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

o.	Commercial paper – Commercial paper are recorded at amortized cost.

p.

Borrowings from other financial institutions –The borrowings from other financial institutions, both local or foreign financial institutions, are recorded at amortized cost, except for some borrowings that are designated a fair value hedge or as an economic hedge. The up-front costs and fees related to the issuance of borrowings recorded at amortized cost are deferred and reported in the balance sheets as a direct deduction from the face amount of borrowings and amortized during the term of the borrowings as interest expense. The up-front cost and fees related to borrowings that are designated a fair value hedge or as an economic hedge are recognized in the statements of comprehensive income when they occur.

q.	Bonds – Medium and long-term bond issuances, whose objective is to provide the financial resources required to finance CAF’s operations, are recorded as follows:

(i)

Bonds denominated in currencies other than the US$ are recognized at fair value. Gains or losses resulting from changes in the fair value of these bonds, as well as the related bond’s up-front costs and fees, are recognized in the statements of comprehensive income when they occur. CAF enters into cross-currency and interest rate swaps to economically hedge the interest rate and foreign exchange risks related with these bonds.

(ii)

Bond denominated in US$ are recognized at fair value. The interest rate risk on US$ denominated bonds is hedged using interest rate swaps, and such interest rate swaps are designated as part of fair value hedge accounting relationships assuming no hedge ineffectiveness (the “shortcut method”). The related bond’s up-front costs and fees are deferred and reported in the balance sheets as a direct deduction from the face amount of the bonds and amortized during the term of the bonds as interest expense.

Partial repurchases of bond issuances result in derecognition of the corresponding liabilities. The difference between the repurchase price and the bond’s carrying amount is recognized as income/loss for the year.

r.

Employees’ severance benefits – Accrual for severance benefits comprises all the liabilities related to the workers’ vested rights according to CAF’s employee policies and the applicable labor law of the member countries. The accrual for employee severance benefits is presented as part of “Employees’ severance benefits and savings plan” account under “Accrued expenses and other liabilities” caption.

Under CAF’s employee policies, employees earn a severance benefit equal to five days of salary per month, up to a total of 60 days per year of service. From the second year of service, employees earn an additional two days salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days of salary per year. Severance benefits are recorded in the accounting records of CAF as they are incurred and interest on the amounts owed to employees are paid annually as a result of employees’ rights to receive severance benefits accrued in the year in which earned.

In the case of unjustified dismissal or involuntary termination, employees have the right to an additional severance benefit of one month of salary per year of service.

s.	Pension plan – CAF has established a defined benefit plan (the Plan), which is mandatory for all employees hired on or after the establishment of the Plan and voluntary for all other employees. The

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

Plan’s benefits are calculated based on years of service and the average salary of the three consecutive years in which the employee received the highest salary. CAF periodically updates the benefit obligations considering actuarial assumptions.

t.	Derivative financial instruments and hedging activities – CAF records all derivative financial instruments on the balance sheet at fair value, regardless of the purpose or intent for holding them.

CAF’s policy is not to enter into derivative financial instruments for speculative purposes. CAF also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values of the hedged items.

Derivative financial instruments that are considered to be hedges from an accounting perspective are recognized in the balance sheet at fair value with changes in fair value either: (1) offset by changes in fair value of the hedged assets, liabilities or firm commitments through earnings within “Derivative financial instruments assets” or “Derivative financial instruments liabilities” if the derivative is designated as a fair value hedge, or (2) recognized in other comprehensive income until the hedged item is recognized in earnings if the derivative is designated as a cash flow hedge. The ineffective portion of the change in fair value for a hedged derivative is immediately recognized in earnings as a component of “Unrealized changes in fair value related to other financial instruments”, regardless of whether the hedged derivative is designated as a cash flow or fair value hedge. In all situations in which hedge accounting is discontinued, CAF, recognizes any changes in its fair value in the statements of comprehensive income.

CAF discontinues hedge accounting prospectively upon determining that the derivative financial instrument is no longer effective in offsetting changes in the fair value of the hedged item; the derivative expires or is sold, terminated or exercised; the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that the designation of the derivative financial instrument as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative financial instrument no longer qualifies as an effective fair value hedge, CAF continues to carry the derivative financial instrument on the balance sheets at its fair value, but no longer adjusts the hedged asset or liability for changes in fair value.

Certain derivative financial instruments, although considered to be an effective hedge from an economic perspective (economic hedge), have not been designated as a hedge for accounting purposes. The changes in the fair value of such derivative financial instruments are recognized in the statements of comprehensive income, concurrently with the change in fair value of the underlying assets and liabilities.

u.

Fair value of financial instruments and fair value measurements – An entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Accounting guidance establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Inputs used to measure fair value may fall into one of three levels:

Level 1 – Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 – Applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 – Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

v.

Guarantee fee income – CAF provides guarantees on loans originated by third parties to support projects located within a stockholder country that are undertaken by public and private entities. CAF may offer guarantees of private credit agreements or it may offer public guarantees of obligations of the securities of third-party issuers. CAF generally offers partial credit guarantees with the intention of sharing the risk with private lenders or holders of securities. CAF’s responsibility is limited to paying up to the amount of the guarantee upon default by the client. The guarantee fee income received is deferred and recognized over the period covered by the guarantee.

w.

Provision for guarantees losses – Provision for guarantees is maintained at a level CAF believes adequate to absorb probable losses inherent to the guaranteed loans originated by third parties as of the date of the financial statements. Guaranteed loans are classified as either sovereign or non-sovereign. Provision for guarantees is estimated by CAF considering the credit risk exposure, default probability and loss given default. Provision for sovereign guarantees losses is based on the individual long-term foreign currency debt rating of the guarantor countries (“country risk rating”) considering the weighted average rating of three recognized international risk rating agencies at the date of the financial statements’ preparation. These country risk ratings have associated default probability. Given CAF’s status as a de facto preferred creditor, arising from its status as a multilateral financial institution and from the interest of its borrowers in maintaining their credit standing with CAF, and taking into account the immunities and privileges conferred by its stockholder countries, which are established in CAF’s Constitutive Agreement and other similar agreements, a factor that reflects a lower default probability – usually equivalent to three levels up in this weighted average rating is used. For non-sovereign guarantees, the provision is determined by considering the CAF internal rating of each client and the weighted average rating of the aforementioned agencies.

The provision for guarantees losses, are reported as other liabilities.

x.	Recent accounting pronouncements –

Recent accounting pronouncements applicable

ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures

In March 2022, the FASB issued 2022-02, Troubled Debt Restructurings and Vintage Disclosures (Topic 326). The amendments in this Update eliminate the accounting guidance for TDRs by creditors

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

in Subtopic 310-40, Receivables – Troubled Debt Restructurings by Creditors, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. For public business entities, the amendments in this Update require that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, Financial Instruments – Credit Losses – Measured at Amortized Cost. The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. CAF, estimates that the adoption the ASU, has not material effects in the financial statement.

ASU 2020-04, Reference Rate Reform

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848). The ASU provides optional expedients and exceptions, for contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this ASU do not apply to contract modifications made or other transactions entered after December 31, 2022. In January 2021, the FASB issued amendments in ASU 2021-01 to the expedients and exceptions in Topic 848 to capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. In December 2022, the FASB issued an amendment in ASU 2022-06, to defer the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. The impact of both ASUs and estimates has no material effects in the financial statements since the rates were offset between financial assets and liabilities.

Libor Replacement

The replacement of the LIBOR rates with a new reference rate or rates is an industry risk due to the implications it has on the assets as well as the liabilities of financial institutions. In that regard, CAF has been closely following the recent developments and announcements from groups and organizations that are most closely involved with the phasing out of the LIBOR rate that affect the loan and derivatives markets, including the International Swaps and Derivatives Association (ISDA) and its recent publication of the ISDA 2020 IBOR Fallbacks Protocol, to which CAF has adhered in January 2021. In addition, CAF has established an interdepartmental task force in charge of preparing the institution for the change in reference rates, including measures such as the incorporation of fallback provisions on loans to mitigate any possible impact LIBOR may have. This task force in coordination with management recommended and approved that starting January 1, 2022, all loans originated will be made in the reference rate Term SOFR. New financial liabilities will also be hedged to SOFR. Legacy loans that are referenced to LIBOR rate will be converted after June 2023 when LIBOR rate ceases to be representative. It is for this reason that we expected the LIBOR transition to occur smoothly.

If SOFR or another rate does not achieve wide acceptance as the alternative to LIBOR, there likely will be disruption in financial markets. In the event that SOFR or another reference rate is widely accepted, risks will remain related to outstanding loans, borrowings, derivatives and other instruments using LIBOR related to transitioning those instruments to a new reference rate and the corresponding value transfer that may occur in connection with that transition, as the new reference rate will not exactly mimic LIBOR.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

3.	CASH AND DUE FROM BANKS AND DEPOSITS WITH BANKS

Cash and deposits with banks with original maturity of three months or less include the following:

	December 31, 2022	December 31, 2021	December 31, 2020
Cash and due from banks	107,592	112,047	123,204

Deposits with banks:
U.S. dollars	5,417,808	3,058,495	2,825,086
Euro	1,118,061	151,721	—

	6,643,461	3,322,263	2,948,290

4.	MARKETABLE SECURITIES

Trading

A summary of trading securities follows:

	December 31, 2022		December 31, 2021		December 31, 2020
	Amount	Average maturity (years)	Amount	Average maturity (years)	Amount	Average maturity (years)
U.S. Securities	1,775,459	1.70	2,219,711	1.60	2,038,268	1.73

Non-U.S. governments and government entities bonds	334,634	1.42	556,230	0.80	187,446	2.86

Financial institutions and corporate securities:
Commercial paper	1,851,803	0.23	3,861,129	0.14	2,895,110	0.14
Certificates of deposits(1)	2,769,645	0.36	3,284,428	0.24	2,912,973	0.22
Bonds	1,325,284	1.69	1,941,602	1.93	2,242,321	2.41
Collateralized mortgage obligation	266,250	5.11	290,805	5.95	286,954	4.27
Liquidity funds(2)	160,530	1.00	349,162	1.00	398,775	1.00

	6,373,512	0.81	9,727,126	0.73	8,736,133	0.93

Trading	8,483,605	1.02	12,503,067	0.89	10,961,847	1.11

(1)

Each certificate of deposit bears a maturity date and specified fixed interest rate. It also is held through The Depository Trust Company (DTC) and has a CUSIP number, which is a code that identifies a financial security and facilitates trading.

(2)	The liquidity funds are comprised of short-term (less than one year) securities representing high-quality liquid debt and monetary instruments.

The fair value of trading securities includes net unrealized losses of US$ 65,936, US$ 15,600 and net unrealized gain US$ 57,188, as of December 31, 2022, 2021 and 2020, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

For the years ended December 31, 2022, 2021 and 2020, Interest income – Investments and deposits with banks includes interest income for US$ 230,948, US$ 63,828 and US$ 120,341, respectively, and loss on the mark-to-market valuations for US$ 57,961, US$ 40,729 and gain for US$ 82,870, respectively. The fluctuation in Interest income – Investments and deposits with banks is mainly due to the increase of the benchmark interest rates since the start of 2022 due to high inflation expectations and the increase of the short-term interest rates by the U.S. Federal Reserve which affected the mark-to-market valuations of CAF´s trading securities during the year ended December 31, 2022, and during the same corresponding period in 2021 and 2020, the fluctuation was related to reductions of benchmark interest rates and high volatility in global capital markets and asset valuation as a result of the COVID-19 pandemic.

CAF places its short-term investments mainly in high grade financial institutions and corporate securities. CAF has conservative investment guidelines that limit the amount of credit risk exposure, considering among other factors, limits as to credit ratings, limits as to duration exposure, specific allocations by type of investment instruments and limits across sector and currency allocation. As of December 31, 2022, 2021 and 2020, CAF does not have any significant concentrations of credit risk according to its investment guidelines. Non-US dollar-denominated securities included in marketable securities amounted to the equivalent of US$ 550,973, US$ 307,437 and US$ 26,294 as of December 31, 2022, 2021 and 2020, respectively.

Maturity of marketable securities are as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Less than one year	5,614,860	8,891,515	7,013,042
Between one and two years	1,941,949	2,351,677	2,326,298
Between two and three years	542,997	500,274	696,239
Between three and four years	189,879	407,059	293,262
Between four and five years	97,714	235,344	373,908
Over five years	96,206	117,198	259,098

	8,483,605	12,503,067	10,961,847

5.	OTHER INVESTMENTS

Deposits with banks due with more than 90 days (original maturity) are as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
U.S. dollars	111,193	292,392	811,205
Colombian pesos	147,179	—	—

	258,372	292,392	811,205

The interest rates on these deposits ranged from 0.39% to 6.60% as of December 31, 2022, from 0.11% to 0.34% as of December 31, 2021 and from 0.21% to 2.00% as of December 31, 2020.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

6.	LOANS

Loans include short, medium and long-term loans to finance projects, working capital and trade activities. The majority of the loans are to Series “A” and “B” stockholder countries, or to private institutions or companies domiciled in those countries. Loans by country are summarized as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Stockholder country:
Argentina	3,981,391	3,842,317	3,725,343
Barbados	181,098	172,683	170,267
Bolivia	3,100,722	2,752,463	2,612,977
Brazil	2,633,318	2,698,038	2,621,465
Chile	192,510	304,187	459,745
Colombia	3,726,267	3,403,385	2,795,238
Costa Rica	533,937	547,145	564,353
Dominican Republic	412,627	110,789	145,010
Ecuador	4,232,207	4,201,415	4,122,246
El Salvador	75,000	—	—
Mexico	955,000	825,000	885,000
Panama	2,691,924	2,562,057	2,076,210
Paraguay	2,059,119	1,511,665	1,086,175
Peru	1,473,683	1,743,908	1,524,531
Trinidad & Tobago	1,217,246	1,163,978	1,048,889
Uruguay	980,458	903,243	923,990
Venezuela	2,512,567	2,871,509	3,199,717

Total	30,959,074	29,613,782	27,961,156
Fair value adjustments	(336,750)	(18,396)	156,711

Loans	30,622,324	29,595,386	28,117,867

Fair value adjustments of loans represent mainly adjustments to the amount of loans for which the fair value option is elected.

As of December 31, 2022, 2021 and 2020, loans denominated in currencies other than U.S. dollar were granted for an equivalent of US$ 468,750, US$ 170,401 and US$ 106,858, respectively, mainly in Colombian pesos, Brazilian reales, Swiss francs, Peruvian nuevos soles, Uruguayan pesos and Bolivian bolivianos. All these loans are hedged with Borrowings from Other Financial Institutions and Bonds issued in the same currency. As of December 31, 2022, 2021 and 2020, fixed interest rate loans amounted to US$ 2,209,011, US$ 2,321,999 and US$ 1,898,265, respectively.

There has been an increase in demand for loans from our stockholder countries as a result of COVID-19 pandemic. In that regard, as of December 31, 2022, 2021 and 2020, CAF approved emergency credit lines aggregating up to US$ 9.7 billion, US$ 9.1 billion and US$ 7.3 billion, respectively, available to CAF stockholder countries, of which disbursement for US$ 4.9 billion have been made as of December 31, 2022, US$ 3.8 billion as of December 31, 2021 and US$ 2.1 billion as of December 31, 2020. The emergency

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

credit lines are aimed at enhancing a prompt and appropriate response in stockholder countries and mitigating the adverse consequences from the pandemic.

Loans classified by sector borrowers and the weighted average yield of the loan portfolio is shown below:

	December 31, 2022		December 31, 2021		December 31, 2020
	Amount	Weighted average yield (%)	Amount	Weighted average yield (%)	Amount	Weighted average yield (%)
Public sector	29,791,001	6.17	27,723,931	2.25	25,619,424	2.30
Private sector	1,168,073	6.29	1,889,851	1.98	2,341,732	2.25

	30,959,074	6.18	29,613,782	2.23	27,961,156	2.30

Loans by industry segments are as follows:

	December 31, 2022		December 31, 2021		December 31, 2020
	Amount	%	Amount	%	Amount	%
Social and other infrastructure programs	14,758,673	48	12,496,820	42	10,416,802	37
Transport, warehousing and communications	8,487,104	27	8,326,436	28	8,104,691	29
Electricity, gas and water supply	5,696,943	18	6,025,830	20	6,482,061	23
Financial services – Commercial banks	1,040,578	3	1,230,670	4	1,816,919	6
Financial services – Development banks	841,398	3	1,367,969	5	916,277	3
Agriculture, hunting and forestry	52,852	—	62,104	—	78,402	1
Manufacturing industry	24,392	—	32,291	—	59,971	—
Others	57,134	1	71,662	1	86,033	1

	30,959,074	100	29,613,782	100	27,961,156	100

Loans mature as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Less than one year	4,060,523	5,176,788	4,942,050
Between one and two years	3,158,733	2,721,602	2,782,180
Between two and three years	2,979,214	2,818,766	2,642,696
Between three and four years	2,785,391	2,811,208	2,690,045
Between four and five years	2,932,946	2,575,262	2,663,923
Over five years	15,042,267	13,510,156	12,240,262

	30,959,074	29,613,782	27,961,156

CAF maintains an internal risk rating system to evaluate the quality of the non-sovereign loans, which identifies, through a standardized rating and review parameters, those risks related to credit transactions in order to determine an internal risk rating classification designed by CAF. For purpose of determining the allowance for loan losses of sovereign loans as of December 31, 2022, 2021 and 2020, rating assigned by external agencies are used.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

The credit quality of the sovereign loans used in estimating the allowance for credit losses is based on the individual long-term foreign currency debt rating applicable to the borrower countries, which is determined using the average rating of three recognized international credit rating agencies. The credit quality by year of origination and taking the Moody’s rating as a reference as of December 31, 2022, is as follows:

	Credit Rating	Year of origination						Total
Country		2022	2021	2020	2019	2018	Prior
Argentina	Ca	375,985	599,562	569,467	9,396	504,669	1,872,327	3,931,406
Barbados	Caa1	—	30,000	100,000	195	—	50,903	181,098
Bolivia	B2	530,000	350,000	22,619	221,852	78,171	1,782,820	2,985,462
Brazil	Ba2	150,725	—	397,784	323,766	340,822	1,015,753	2,228,850
Colombia	Baa2	600,000	500,000	350,000	500,502	300,000	851,272	3,101,774
Costa Rica	B2	—	—	500,000	—	—	22,986	522,986
Dominican Republic	Ba3	300,000	19,478	—	—	—	93,148	412,626
Ecuador	Caa3	294,800	636,296	717,763	535,220	480,510	1,547,618	4,212,207
El Salvador	Caa3	75,000	—	—	—	—	—	75,000
Mexico	Baa2	435,000	—	300,000	—	—	—	735,000
Panama	Baa2	320,000	355,000	385,714	334,047	5,017	1,002,794	2,402,572
Paraguay	Ba1	205,121	292,431	394,470	126,966	755,980	245,814	2,020,782
Peru	Baa1	917	416,836	—	250,000	—	520,873	1,188,626
Trinidad & Tobago	Ba2	60,000	175,000	322,245	200,000	237,778	222,222	1,217,245
Uruguay	Baa2	164,329	240,000	45,238	—	17,648	378,686	845,901
Venezuela	C	—	—	—	500,000	—	2,012,567	2,512,567

		3,511,877	3,614,603	4,105,300	3,001,944	2,720,595	11,619,783	28,574,102

The credit quality of the non-sovereign loan portfolio by year of origination, as represented by the internal credit risk classification as of December 31, 2022, is as follows:

	Year of origination
Credit Rating	2022	2021	2020	2019	2018	Prior	Total
Satisfactory - outstanding	150,000	—	—	—	—	107,759	257,759
Satisfactory - very good	786,253	—	—	—	—	29,184	815,437
Satisfactory - adequate	379,913	57,908	54,066	55,420	33,383	188,454	769,144
Watch	65,910	5,323	88,889	77,818	8,000	55,631	301,571
Special mention	30,000	—	—	—	59,572	—	89,572
Doubtful	—	—	—	—	20,000	80,995	100,995
Sub-standard	—	—	—	—	—	43,552	43,552
Loss	—	—	—	—	—	6,942	6,942

	1,412,076	63,231	142,955	133,238	120,955	512,517	2,384,972

The internal and external ratings have been updated as of December 31, 2022.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

Loan portfolio quality

The loan portfolio quality indicators and the related amounts are presented below:

	December 31, 2022	December 31, 2021	December 31, 2020
During the period CAF recorded the following transactions:
Loans written-off	11,125	48,234	—
Purchases of loan portfolio	—	—	—
Sales of loan portfolio	37,500	—	103,466

	December 31, 2022	December 31, 2021	December 31, 2020
CAF presented the following amounts and quality indicators as of the end of the period / year:
Non-accrual loans	107,937	112,059	69,066
Troubled debt restructured	23,142	29,206	36,485
Overdue accrual loans	—	—	—
Allowance for loan losses as a percentage of loan portfolio	0.21%	0.26%	0.34%
Non-accrual loans as a percentage of loan portfolio	0.35%	0.38%	0.25%
Overdue loan principal as a percentage of loan portfolio	0.00%	0.00%	0.00%

For the years ended December 31, 2022 and 2021, no loans were restructured.

For the year ended December 31, 2020, a non-sovereign loan, classified as non-accrual status, with an outstanding balance of US$ 36,485 was restructured. The restructuring consisted of an extension of loan term, interest rate reductions and deferment of monthly interest payments until January 2021 resulting in the increase of future cash flows throughout the restructured term of the loan. For the year ended December 31, 2022 and 2021, CAF has received interest payments according to the restructuring agreement.

As of December 31, 2022, 2021 and 2020, the total principal amount of non-accrual loans is related to private sector borrowers (non-sovereign loans) which are 2,384 days, 2,019 days and 1,654 days overdue, respectively. For the years ended December 31, 2022, 2021 and 2020, there were no interest income recognized for non-accrual loans. The allowance of loan losses for loans in non-accrual status amount to US$ 22,103, US$ 18,603 and US$ 16,200 as of December 31, 2022, 2021 and 2020, respectively.

On March 31, 2020, CAF implemented the Support Program for the Liquidity Management in Exceptional Situations (the “Program”) approved by CAF’s Shareholders Assembly on March 3, 2020. The Program allows CAF to repurchase the shares of a stockholder country that fulfills the requirements of the Program and apply the proceeds to that country’s outstanding loans and interest. Pursuant to the Program, CAF notified Venezuela that it fulfills the requirements. Since inception of the Program to December 31, 2022, CAF repurchased a total of 108,693 shares owned by Venezuela totaling US$ 1,543,440 and applied that

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

amount to repay due and overdue amounts of principal and interest and deducting the amount of paid-in capital and additional paid-in capital for US$ 543,465 and US$ 999,975, respectively. For the year ended December 31, 2022, CAF repurchased an additional 33,036 shares totaling US$ 469,111 and applied that amount to repay due and overdue amounts of principal and interest and deducting the amount of paid-in capital and additional paid-in capital for US$ 165,180 and US$ 303,931, respectively. Since the inception of the Program to December 31, 2021, CAF repurchased 75,657 shares totaling US$ 1,074,329 deducting the amount of paid-in capital and additional paid-in capital for US$ 378,285 and US$ 696,044, respectively. Since the inception of the Program to December 31, 2020, CAF repurchased 45,501 shares totaling US$ 646,114 deducting the amount of paid-in capital and additional paid-in capital for US$ 227,505 and US$ 418,609, respectively. As a result of the repurchases, as of February 6, 2023, Venezuela is current with its loans with CAF.

A/B Loans

CAF only assumes the credit risk for the portion of its participations of the loan. As of December 31, 2022, 2021 and 2020, CAF had loans of this nature amounting to US$ 361,170, US$ 103,675 and US$ 159,142, respectively, whereas other financial institutions provided funds for US$ 290,279, US$ 46,215 and US$ 92,136, respectively.

Allowance for Loan Losses

The allowance for credit losses is maintained at a level CAF believes to be appropriate to absorb expected lifetime losses over the contractual life of the loan portfolio and consider available information relevant to assessing the collectability of cash flows including a combination of internal and external information relating to past events, current conditions, and reasonable and supportable forecasts.

Changes in the allowance and the balance for loan losses over the outstanding amounts, individually and collectively evaluated, are presented below:

	For the years ended
	December 31, 2022			December 31, 2021			December 31, 2020
	Credit risk			Credit risk			Credit risk
	Sovereign	Non- sovereign	Total	Sovereign	Non- sovereign	Total	Sovereign	Non- sovereign	Total
Balances at beginning of year	—	76,650	76,650	—	95,015	95,015	47,475	44,167	91,642
(Credit) Provision for loan losses	—	(3,287)	(3,287)	—	29,869	29,869	(47,475)	50,398	2,923
Loans written-off	—	(11,125)	(11,125)	—	(48,234)	(48,234)	—	—	—
Recoveries	—	954	954	—	—	—	—	450	450

Balances at end of year	—	63,192	63,192	—	76,650	76,650	—	95,015	95,015

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

Changes in the provision for contingencies and the off-balance-sheet undisbursed loan commitments and financial guarantees, individually and collectively evaluated, are presented below:

	For the years ended
	December 31, 2022			December 31, 2021			December 31, 2020
	Credit risk			Credit risk			Credit risk
	Sovereign	Non- sovereign	Total	Sovereign	Non- sovereign	Total	Sovereign	Non- sovereign	Total
Balances at beginning of year	—	15,202	15,202	—	14,833	14,833	1	3,790	3,791
Provision for contingencies	—	260	260	—	369	369	(1)	11,043	11,042

Balances at end of year	—	15,462	15,462	—	15,202	15,202	—	14,833	14,833

Provision for contingencies are included in the statements of comprehensive income as part of other expenses.

7.	EQUITY INVESTMENTS

Equity investments, which have no readily determinable fair value, are as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Investments - Equity securities	340,407	380,167	378,882
Investments - Equity method	41,372	53,183	53,718

	381,779	433,350	432,600

CAF recognized the following in the statements of comprehensive income related to investment in equity securities:

	For the years ended December 31,
	2022	2021	2020
Dividends	6,725	5,108	8,512
Changes in fair value measurements	(17,854)	26,748	(18,722)
Impairment in equity securities	(962)	(117)	(5,977)

For the years ended December 31, 2022, 2021 and 2020, CAF recognized losses of US$ 17,854, gains of US$ 26,748 and losses of US$ 18,722, respectively, corresponding to the net increase and net decrease in the fair value of investments in equity securities, which are included in the statements of comprehensive income as part of other expenses and other income, respectively.

In addition, for the years ended December 31, 2022, 2021 and 2020, CAF recognized gains of its equity in earnings of the investees for US$ 1,943, and losses of US$ 871 and US$ 1,533, respectively, for investments under the equity method, which are recorded in the statements of comprehensive income as part of Dividends and equity in earnings of investees and Other expenses, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

8.	PROPERTY AND EQUIPMENT, NET

A summary of property and equipment, net follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Land	29,756	29,756	29,756
Buildings	85,188	85,188	85,994
Buildings improvements	11,191	10,942	21,787
Leasing building improvements	5,204	5,168	9,497
Furniture and equipment	38,929	36,030	39,816
Vehicles	1,094	1,041	1,083

	171,362	168,125	187,933
Less accumulated depreciation	72,558	64,612	81,248
Projects in progress	—	2,474	5,049

	98,804	105,987	111,734

Depreciation expenses of US$ 8,831, US$ 8,895 and US$ 8,231 for property and equipment for the years ended December 31, 2022, 2021 and 2020, respectively, are included in the statements of comprehensive income as part of administrative expenses.

9.	OTHER ASSETS

A summary of other assets follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Derivative related collateral	2,913,970	645,632	1,495,033
Intangible assets, net of accumulated amortization of US$ 10,212, US$ 8,381 and US$ 7,400, respectively	38,463	25,386	18,783
Receivable from investment securities sold	2,237	4,017	6,025
Other	29,431	25,256	17,988

	2,984,101	700,291	1,537,829

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

10.	DEPOSITS

A summary of deposits follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Demand deposits	219,557	83,157	59,532
Time deposits:
Less than one year	4,442,619	3,919,679	3,277,987

	4,662,176	4,002,836	3,337,519
Fair value adjustments	1,415	(210)	55

Carrying value of deposits	4,663,591	4,002,626	3,337,574

As of December 31, 2022, 2021 and 2020, the weighted average interest rate was 1.74%, 0.11% and 0.67%, respectively. Deposits are issued for amounts equal to or more than US$ 100. Total deposits denominated in currencies other than the U.S. dollar amounted to US$ 610,372, US$ 259,991 and US$ 24,201 as of December 31, 2022, 2021 and 2020, respectively.

11.	COMMERCIAL PAPER

As of December 31, 2022, 2021 and 2020, the outstanding amount of commercial paper issued by CAF, amounts to US$ 4,618,797, US$ 2,813,646 and US$ 1,598,696, respectively, of which matures in 2023, 2022 and 2021, respectively. As of December 31, 2022, 2021 and 2020, the weighted average interest rate was 2.00%, 0.23% and 0.86%, respectively.

12.	BORROWINGS FROM OTHER FINANCIAL INSTITUTIONS

A summary of borrowings from other financial institutions by currency follows:

	December 31, 2022	December 31, 2021	December 31, 2020
U.S. dollars	1,509,711	1,179,623	1,088,287
Euros	651,991	590,809	482,794
Colombian Pesos	27,546	30,764	27,418
Others	3,010	—	5,576

	2,192,258	1,801,196	1,604,075
Fair value adjustments	(118,191)	(28,328)	68,879
Less debt issuance costs	1,291	697	653

Carrying value of borrowings from other financial institutions	2,072,776	1,772,171	1,672,301

As of December 31, 2022, 2021 and 2020, the fixed interest-bearing borrowings amounted to US$ 419,693, US$ 410,531 and US$ 503,289, respectively. As of December 31, 2022, 2021 and 2020, the weighted average interest rate after considering the impact of interest rate swaps was 3.40%, 1.52% and 2.49%, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

Borrowings from other financial institutions, by remaining maturities, are summarized below:

	December 31, 2022	December 31, 2021	December 31, 2020
Less than one year	192,930	178,039	166,519
Between one and two years	441,786	388,211	369,480
Between two and three years	390,697	248,616	156,064
Between three and four years	191,040	191,271	202,466
Between four and five years	180,539	169,039	156,067
Over five years	795,266	626,020	553,479

	2,192,258	1,801,196	1,604,075

The agreements on some borrowing from other financial institutions agreements contains covenants requiring the use of the proceeds for specific purposes or projects.

As of December 31, 2022, 2021 and 2020, there were unused term credit facilities amounting to US$ 1,614,675, US$ 1,899,056 and US$ 2,279,096, respectively.

13.	BONDS

A summary of outstanding bonds follows:

	December 31, 2022			December 31, 2021			December 31, 2020
	At original exchange rate	At spot exchange rate	Weighted average cost, after swaps (%) (period end)	At original exchange rate	At spot exchange rate	Weighted average cost, after swaps (%) (year-end)	At original exchange rate	At spot exchange rate	Weighted average cost, after swaps (%) (year-end)
U.S. dollars	7,249,762	7,249,762	3.02	8,428,409	8,428,409	1.35	8,281,073	8,281,073	2.02
Euro	8,457,619	7,674,839	4.83	8,637,076	8,274,796	1.25	8,143,452	8,370,175	1.70
Swiss francs	2,669,895	2,731,206	4.88	2,203,076	2,297,342	1.42	2,582,176	2,777,778	2.29
Japanese yen	1,467,350	1,194,018	5.03	1,404,689	1,297,358	1.28	727,654	740,777	1.95
Australian dollars	1,094,600	956,756	5.63	1,026,690	945,521	1.58	1,070,538	1,042,275	1.76
Mexican pesos	1,078,834	1,124,402	4.98	574,643	569,250	1.41	426,031	402,436	1.89
Norwegian kroner	694,695	490,813	5.26	694,695	544,687	1.24	622,501	491,492	2.23
Hong Kong dollars	584,332	580,725	5.05	635,865	632,757	1.73	757,314	758,107	1.87
Colombian pesos	334,455	207,944	5.96	334,464	248,243	1.53	334,472	294,215	1.53
Uruguayan pesos	287,852	287,198	4.20	280,304	250,040	1.27	268,556	251,676	1.34
Brazilian Real	201,662	201,880	4.99	201,662	191,590	0.70	—	—	—
Indonesian Rupee	75,000	66,403	4.28	75,000	72,467	0.46	75,000	73,601	0.54
Turkish lira	45,748	45,430	5.11	—	—	—	—	—	—
Canadian dollars	30,395	29,542	4.63	30,395	31,385	2.50	30,395	31,341	2.50
New Zealand Dollar	28,758	27,403	5.91	13,651	14,554	1.66	13,651	15,335	1.76
Kazakhstan Tenge	15,082	13,420	6.25	15,082	14,295	1.21	15,082	14,742	1.31
Indian Rupee	—	—	—	31,891	28,729	2.71	31,891	29,167	2.71
Peruvian nuevos soles	—	—	—	—	—	—	53,378	48,892	0.77

	24,316,039	22,881,741		24,587,592	23,841,423		23,433,164	23,623,082

Fair value adjustments		(1,625,155)			425,217			1,269,492
Less debt issuance costs		4,373			6,103			10,155

Carrying value of bonds		21,252,213			24,260,537			24,882,419

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

A summary of the bonds issued, by remaining maturities at original exchange rate, follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Less than one year	4,781,762	3,944,492	3,215,774
Between one and two years	3,230,823	4,557,150	3,946,477
Between two and three years	4,943,054	3,245,067	4,562,569
Between three and four years	3,682,075	4,256,759	1,591,088
Between four and five years	2,574,048	3,787,884	4,261,471
Over five years	5,104,277	4,796,240	5,855,785

	24,316,039	24,587,592	23,433,164

As of December 31, 2022, 2021 and 2020, fixed interest rate bonds amounted to US$ 23,836,526, US$ 24,108,665 and US$ 23,350,889, respectively, of which US$ 17,079,031, US$ 16,173,655 and US$ 15,165,519, respectively, are denominated in currencies other than U.S. dollar.

CAF has not issued floating rate notes (FRN) linked to LIBOR since 2015. All outstanding FRN linked to LIBOR (totaling US$ 100 million) will reset before the end of the first half of 2023. On June 15, 2021, CAF issued its first FRN that is linked to the SOFR for US$ 400 million, an important step in the LIBOR transition process.

Disbursements have been made in Term SOFR for around USD 4,006,827 which represents 7.95% of the total of assets and 13.08% of the loan portfolio as of December 31, 2022, respectively.

Bonds with swap to Term SOFR have been issued for around USD 3,695,849, which represents 10.08% of total liabilities and 17.39% of the bonds portfolio as of December 31, 2022, respectively.

There were no bonds repurchased for the years ended December 31, 2022, 2021 and 2020.

14.	ACCRUED EXPENSES AND OTHER LIABILITIES

A summary of accrued expenses and other liabilities follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Employees’ severance benefits and savings plan	99,495	104,083	107,250
Contributions to Stockholders’ Special Funds (Note 22)	44,244	12,467	55,090
Provision for contingencies (Note 6)	15,462	15,202	14,833
Derivative-related collateral	2,940	148,773	1,443,467
Payable for investment securities purchased	2,467	17,437	14,960
Other	9,546	14,578	10,584

	174,154	312,540	1,646,184

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

15.	PENSION PLAN

As of December 31, 2022, 2021 and 2020, the plan has 714, 687 and 636 participants and active employees, respectively. The date used to determine pension plan benefit obligation is December 31 of each year.

For the years ended December 31, 2022, 2021 and 2020, a reconciliation of beginning and ending balances of the benefit obligation follows:

	2022	2021	2020
Benefit obligation at beginning of year	36,520	32,079	27,339
Service cost	3,379	3,024	2,923
Interest cost	1,454	1,275	1,091
Plan participants’ contributions	2,499	2,225	2,277
Actuarial loss (gain)	615	(553)	(682)
Benefit paid	(1,701)	(1,530)	(869)

Benefit obligation at the end of year	42,766	36,520	32,079

For the years ended December 31, 2022, 2021 and 2020, a reconciliation of beginning and ending balances of the fair value of plan assets follows:

	2022	2021	2020
Fair value of plan assets at beginning of year	36,833	32,455	27,809
Actual return on plan assets	1,516	1,208	1,145
Contributions	6,498	4,700	4,370
Benefit paid	(1,701)	(1,530)	(869)

Fair value of plan assets at end of year	43,146	36,833	32,455

Plan assets are as follows:

	December, 31
	2022	2021	2020
Marketable securities	43,146	36,833	32,455

The table below summarizes the component of the amount of net benefit cost recognized for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Service cost	3,379	3,024	2,923
Interest cost	1,454	1,275	1,091
Expected return on plan assets	(1,467)	(1,290)	(1,109)

	3,366	3,009	2,905

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

A summary of the net projected cost for the year ending December 31, 2023 follows:

Service cost
Contribution to the plan	2,644
Guaranteed benefit	1,101

3,745
Interest cost	1,689
Expected return on plan assets	(1,704)

3,730

A summary of the benefits that are expected to be paid for the next years follows:

2023	1,106
2024	657
2025	808
2026	1,412
2027	2,039
2028-2032	12,098

Weighted-average assumptions used to determine net benefit cost of the Plan to December 31, 2022, 2021 and 2020 follows:

	2022	2021	2020
Discount rate	4.00%	4.00%	4.00%
Expected long-term nominal rate return on Plan assets	4.00%	4.00%	4.00%
Salary increase rate	3.00%	3.00%	3.00%

16.	STOCKHOLDERS’ EQUITY

Authorized capital

The authorized capital of CAF as of December 31, 2022 amounts to US$ 25,000,000, of which US$ 18,000,000 is ordinary capital shares and US$ 7,000,000 is callable capital shares, distributed among Series “A”, “B” and “C” shares. The authorized capital of CAF as of December 31, 2021 and 2020 amounts to US$ 15,000,000 respectively, of which US$ 10,000,000, respectively, is ordinary capital shares and US$ 5,000,000 respectively, is callable capital shares, distributed among Series “A”, “B” and “C” shares.

Additional paid-in capital

The additional paid-in capital is the amount paid by Series “B” and Series “C” stockholders in excess of the par value. The additional paid-in capital of CAF as of December 31, 2022, 2021 and 2020 amounts to US$ 4,252,952, US$ 4,091,298 and US$ 3,961,900, respectively.

Subscribed callable capital

In addition to our subscribed paid-in and un-paid capital, our shareholders have subscribed to callable capital totaling US$ 1,625,660, US$ 1,589,660 and US$ 1,589,660 as of December 31, 2022, 2021 and

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

2020, respectively. Our callable capital (comprised of Series “B” and Series “C” callable capital shares) may be called by the Board of Directors to meet our obligations only to the extent that we are unable to meet such obligations with our own resources.

The Constitutive Agreement provides that the obligation of shareholders to pay for the shares of callable capital, upon demand by the Board of Directors, continues until such callable capital is paid in full. Thus, we consider the obligations of shareholder countries to pay for their respective callable capital subscriptions to be binding obligations backed by the full faith and credit of the respective governments.

Shares

CAF´s Shares are divided into Series “A” Shares, Series “B” Shares and Series “C” Shares.

(i)

Series “A” shares may be owned only by the Member Countries. The term “Member Country” is defined in Article 3 of CAF’s General Regulations as any shareholder country holding at least one Series “A” share that, either is a signatory to the Constitutive Agreement or, being of Latin America or the Caribbean, has adhered to it (as of the date hereof, the Member Countries are the Argentine Republic, the Plurinational State of Bolivia, the Republics of Colombia, Ecuador, El Salvador, Panama, Paraguay, Peru, Trinidad and Tobago, the Federative Republic of Brazil, the Oriental Republic of Uruguay, and the Bolivarian Republic of Venezuela). Each Member Country owns one Series “A” share, which is held by the government, either directly or through a government-designated social or public purpose institution. Each of the Member Countries owning a Series “A” share is entitled to elect one (1) Director and one (1) Alternate Director to our Board of Directors. The nominal value of the Series “A” Shares is US$ 1,200.

(ii)

Series “B” shares are currently owned by the Member Countries and are held by the governments either directly or through designated governmental entities, except for certain Series “B” shares currently constituting approximately 0.03% of our outstanding shares, which are owned by 13 private sector financial institutions in the Member Countries. As owners of Series “B” shares, the Member Countries collectively are entitled to elect five (5) additional Directors and five (5) additional Alternate Directors through cumulative voting, and the 13 private sector financial institutions collectively are entitled to elect one (1) Director and one (1) Alternate Director. The nominal value of the Series “B” Shares is US$ 5.

(iii)

Series “C” shares are available for subscription by countries that are not Member Countries to strengthen relationships between these countries and the Member Countries. Series “C” shares are currently owned by eight (8) associated shareholder countries: Barbados, Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Portugal and Spain. Holders of Series “C” shares collectively are entitled to elect two (2) Directors and two (2) Alternate Directors, and up to two (2) additional Directors with their respective two (2) Alternate Directors if additional new Series “C” Shares are subscribed and paid beyond certain threshold. In order for an additional director to be elected by the series “C” shareholders, the subscription and payment for new series “C” shares must represent an increase of one point five percent (1.5%) of CAF’s subscribed and paid-in capital equity in comparison with the total subscribed and paid-in capital at the end of the most recently completed fiscal year. The nominal value of the Series “C” Shares is US$ 5.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

A summary of the changes in subscribed and paid-in capital for the years ended December 31, 2022, 2021 and 2020 follows:

		Number of Shares			Nominal Amounts
	Note	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total
As of December 31, 2019		11	978,015	95,488	13,200	4,890,075	477,440	5,380,715
Issued for cash		—	39,839	2,729	—	199,195	13,645	212,840
Shares’ repurchase	6	—	(45,501)	—	—	(227,505)	—	(227,505)

As of December 31, 2020		11	972,353	98,217	13,200	4,861,765	491,085	5,366,050
Issued for cash		—	42,373	1,848	—	211,865	9,240	221,105
Shares’ repurchase	6	—	(30,156)	—	—	(150,780)	—	(150,780)

As of December 31, 2021		11	984,570	100,065	13,200	4,922,850	500,325	5,436,375
Issued for cash		1	47,367	3,240	1,200	236,835	16,200	254,235
Shares’ repurchase	6	—	(33,036)	—	—	(165,180)	—	(165,180)

As of December 31, 2022		12	998,901	103,305	14,400	4,994,505	516,525	5,525,430

Subscribed and paid-in capital as of December 31, 2022, is as follows:

	Number of Shares			Nominal Amounts
	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total
Stockholder:
Argentina	1	125,304	—	1,200	626,520	—	627,720
Bolivia	1	64,794	—	1,200	323,970	—	325,170
Brazil	1	103,071	—	1,200	515,355	—	516,555
Colombia	1	203,209	—	1,200	1,016,045	—	1,017,245
Ecuador	1	68,907	—	1,200	344,535	—	345,735
El Salvador	1	4,628	—	1,200	23,140	—	24,340
Panama	1	40,227	—	1,200	201,135	—	202,335
Paraguay	1	39,747	—	1,200	198,735	—	199,935
Peru	1	216,835	—	1,200	1,084,175	—	1,085,375
Trinidad & Tobago	1	30,237	—	1,200	151,185	—	152,385
Uruguay	1	41,460	—	1,200	207,300	—	208,500
Venezuela	1	59,985	—	1,200	299,925	—	301,125
Barbados	—	—	3,522	—	—	17,610	17,610
Chile	—	—	5,541	—	—	27,705	27,705
Costa Rica	—	—	11,038	—	—	55,190	55,190
Dominican Republic	—	—	13,796	—	—	68,980	68,980
Jamaica	—	—	182	—	—	910	910
Mexico	—	—	15,367	—	—	76,835	76,835
Portugal	—	—	1,920	—	—	9,600	9,600
Spain	—	—	51,939	—	—	259,695	259,695

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

	Number of Shares			Nominal Amounts
	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total
Commercial banks	—	497	—	—	2,485	—	2,485

	12	998,901	103,305	14,400	4,994,505	516,525	5,525,430

As of December 31, 2022, the detail of unpaid subscribed capital and subscribed callable capital is presented below:

	Capital subscriptions receivable				Capital portion
	Series “B”		Series “C”		Series “B”		Series “C”
	Number of shares	Nominal Amount	Number of shares	Nominal Amount	Number of shares	Nominal Amount	Number of shares	Nominal Amount
Stockholder:
Argentina	6,220	31,100	—	—	25,200	126,000	—	—
Bolivia	18,961	94,805	—	—	14,400	72,000	—	—
Brazil	25,072	125,360	—	—	25,200	126,000	—	—
Colombia	13,192	65,960	—	—	50,400	252,000	—	—
Ecuador	15,169	75,845	—	—	14,400	72,000	—	—
El Salvador	27,769	138,845	—	—	7,200	36,000	—	—
Panama	—	—	—	—	7,200	36,000	—	—
Paraguay	—	—	—	—	7,200	36,000	—	—
Peru	—	—	—	—	50,400	252,000	—	—
Trinidad y Tobago	6,601	33,005	—	—	7,200	36,000	—	—
Uruguay	—	—	—	—	7,200	36,000	—	—
Venezuela	48,156	240,780	—	—	50,400	252,000	—	—
Barbados	—	—	—	—	—	—	—	—
Chile	—	—	102,659	513,295	—	—	800	4,000
Dominican Republic	—	—	18,601	93,005	—	—	—	—
Mexico	—	—	—	—	—	—	1,600	8,000
Portugal	—	—	—	—	—	—	16,332	81,660
Spain	—	—	—	—	—	—	40,000	200,000
Commercial banks	52	260	—	—	—	—	—	—

	161,192	805,960	121,260	606,300	266,400	1,332,000	58,732	293,660

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

Subscribed and paid-in capital as of December 31, 2021, is as follows:

	Number of Shares			Nominal Amounts
	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total
Stockholder:
Argentina	1	119,079	—	1,200	595,395	—	596,595
Bolivia	1	62,360	—	1,200	311,800	—	313,000
Brazil	1	94,284	—	1,200	471,420	—	472,620
Colombia	1	196,613	—	1,200	983,065	—	984,265
Ecuador	1	65,115	—	1,200	325,575	—	326,775
Panama	1	37,793	—	1,200	188,965	—	190,165
Paraguay	1	37,313	—	1,200	186,565	—	187,765
Peru	1	211,432	—	1,200	1,057,160	—	1,058,360
Trinidad & Tobago	1	28,037	—	1,200	140,185	—	141,385
Uruguay	1	39,026	—	1,200	195,130	—	196,330
Venezuela	1	93,021	—	1,200	465,105	—	466,305
Barbados	—	—	3,522	—	—	17,610	17,610
Chile	—	—	5,541	—	—	27,705	27,705
Costa Rica	—	—	11,038	—	—	55,190	55,190
Dominican Republic	—	—	10,556	—	—	52,780	52,780
Jamaica	—	—	182	—	—	910	910
Mexico	—	—	15,367	—	—	76,835	76,835
Portugal	—	—	1,920	—	—	9,600	9,600
Spain	—	—	51,939	—	—	259,695	259,695
Commercial banks	—	497	—	—	2,485	—	2,485

	11	984,570	100,065	13,200	4,922,850	500,325	5,436,375

As of December 31, 2021, the detail of unpaid subscribed capital and of subscribed callable capital is presented below:

	Capital subscriptions receivable				Capital portion
	Series “B”		Series “C”		Series “B”		Series “C”
	Number of shares	Nominal Amount	Number of shares	Nominal Amount	Number of shares	Nominal Amount	Number of shares	Nominal Amount
Stockholder:
Argentina	12,445	62,225	—	—	25,200	126,000	—	—
Bolivia	2,434	12,170	—	—	14,400	72,000	—	—
Brazil	33,859	169,295	—	—	25,200	126,000	—	—
Colombia	19,788	98,940	—	—	50,400	252,000	—	—
Ecuador	—	—	—	—	14,400	72,000	—	—
Panama	2,434	12,170	—	—	7,200	36,000	—	—
Paraguay	2,434	12,170	—	—	7,200	36,000	—	—
Peru	5,403	27,015	—	—	50,400	252,000	—	—
Trinidad y Tobago	8,801	44,005	—	—	7,200	36,000	—	—
Uruguay	2,434	12,170	—	—	7,200	36,000	—	—

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

	Capital subscriptions receivable				Capital portion
	Series “B”		Series “C”		Series “B”		Series “C”
	Number of shares	Nominal Amount	Number of shares	Nominal Amount	Number of shares	Nominal Amount	Number of shares	Nominal Amount
Venezuela	48,156	240,780	—	—	50,400	252,000	—	—
Barbados	—	—	—	—	—	—	—	—
Chile	—	—	—	—	—	—	800	4,000
Dominican Republic	—	—	—	—	—	—	—	—
Mexico	—	—	—	—	—	—	1,600	8,000
Portugal	—	—	—	—	—	—	16,332	81,660
Spain	—	—	—	—	—	—	40,000	200,000
Commercial banks	—	—	—	—	—	—	—	—

	138,188	690,940	—	—	259,200	1,296,000	58,732	293,660

Subscribed and paid-in capital as of December 31, 2020 is as follows:

	Number of Shares			Nominal Amounts
	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total
Stockholder:
Argentina	1	112,854	—	1,200	564,270	—	565,470
Bolivia	1	59,926	—	1,200	299,630	—	300,830
Brazil	1	92,438	—	1,200	462,190	—	463,390
Colombia	1	190,017	—	1,200	950,085	—	951,285
Ecuador	1	65,115	—	1,200	325,575	—	326,775
Panama	1	35,359	—	1,200	176,795	—	177,995
Paraguay	1	34,879	—	1,200	174,395	—	175,595
Peru	1	195,223	—	1,200	976,115	—	977,315
Trinidad & Tobago	1	26,276	—	1,200	131,380	—	132,580
Uruguay	1	36,592	—	1,200	182,960	—	184,160
Venezuela	1	123,177	—	1,200	615,885	—	617,085
Barbados	—	—	3,522	—	—	17,610	17,610
Chile	—	—	5,541	—	—	27,705	27,705
Costa Rica	—	—	11,038	—	—	55,190	55,190
Dominican Republic	—	—	10,556	—	—	52,780	52,780
Jamaica	—	—	182	—	—	910	910
Mexico	—	—	15,367	—	—	76,835	76,835
Portugal	—	—	1,920	—	—	9,600	9,600
Spain	—	—	50,091	—	—	250,455	250,455
Commercial banks	—	497	—	—	2,485	—	2,485

	11	972,353	98,217	13,200	4,861,765	491,085	5,366,050

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

As of December 31, 2020, the detail of unpaid subscribed capital and of subscribed callable capital is presented below:

	Capital subscription receivable				Capital portion
	Series “B”		Series “C”		Series “B”		Series “C”
	Number of shares	Nominal Amount	Number of shares	Nominal Amount	Number of shares	Nominal Amount	Number of shares	Nominal Amount
Stockholder:
Argentina	18,670	93,350	—	—	25,200	126,000	—	—
Bolivia	4,868	24,340	—	—	14,400	72,000	—	—
Brazil	35,705	178,525	—	—	25,200	126,000	—	—
Colombia	26,384	131,920	—	—	50,400	252,000	—	—
Ecuador	—	—	—	—	14,400	72,000	—	—
Panama	4,868	24,340	—	—	7,200	36,000	—	—
Paraguay	4,868	24,340	—	—	7,200	36,000	—	—
Peru	21,612	108,060	—	—	50,400	252,000	—	—
Trinidad y Tobago	10,562	52,810	—	—	7,200	36,000	—	—
Uruguay	4,868	24,340	—	—	7,200	36,000	—	—
Venezuela	48,156	240,780	—	—	50,400	252,000	—	—
Barbados	—	—	—	—	—	—	—	—
Chile	—	—	—	—	—	—	800	4,000
Dominican Republic	—	—	—	—	—	—	—	—
Mexico	—	—	—	—	—	—	1,600	8,000
Portugal	—	—	—	—	—	—	16,332	81,660
Spain	—	—	1,848	9,240	—	—	40,000	200,000
Commercial banks	—	—	—	—	—	—	—	—

	180,561	902,805	1,848	9,240	259,200	1,296,000	58,732	293,660

General Reserve

CAF maintains a general reserve approved by the Stockholders’ Assembly, which is considered an equity reserve. Stockholders approved the increase in the general reserve by US$ 94,505, US$ 215,839 and US$ 292,982 during the years ended December 31, 2022, 2021 and 2020, through appropriations from net income for the years ended December 31, 2021, 2020 and 2019, respectively.

Reserve Pursuant to Article N° 42 of the Constitutive Agreement

CAF’s Constitutive Agreement states that at least 10% of annual net income should be appropriated into a reserve fund until that reserve fund amounts to 50% of the subscribed capital. That reserve fund is considered an equity reserve. Additional appropriation may be approved by the stockholders. The Stockholders’ Assembly held in March 2022, 2021 and 2020, authorized an increase in the reserve fund for US$ 10,510, US$ 23,983 and US$ 32,600, through an appropriation from net income for the years ended December 31, 2021, 2020 and 2019, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

17.	TAX EXEMPTIONS

Pursuant to its Constitutive Agreement, CAF is exempt, in all of its Member Countries, from all taxes and tariffs on income, properties or assets, and from any liability involving payment, withholding or collection of any taxes.

In addition, CAF has entered into agreements with each of the associated Shareholder Countries (is defined in Article 3 of CAF’s General Regulations as any shareholder country holding directly or indirectly shares of CAF). Pursuant to these agreements, each country that is a shareholder but do not qualify as a Member Country has agreed to extend to CAF, with respect to its activities in and concerning that country, immunities and privileges similar to those than have been granted to CAF in the Member Countries.

18.	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

CAF utilizes derivative financial instruments to reduce exposure to interest rate risk and foreign currency risk. CAF does not hold or issue derivative financial instruments for trading or speculative purposes.

The market risk associated with interest rate and foreign currency is managed by swapping marketable securities - trading, loans, borrowings from other financial institutions and bonds, subject to fixed interest rates and denominated in currency other than the U.S. dollar into floating interest rate instruments denominated in U.S. dollars. CAF enters into derivative financial instruments to offset the economic changes in value of specifically identified marketable securities – trading, loans, borrowings from other financial institutions and bonds.

Derivative financial instruments held by CAF consist of interest rate swaps designated as fair value hedges of specifically identified loans, bonds or borrowings from other financial institutions with fixed interest rates and denominated in U.S. dollars. Also, CAF enters into cross-currency and interest rate swaps as an economic hedge (derivative that is entered into to manage a risk but is not accounted as a hedge) for interest rate and foreign exchange risks related with deposits, bonds, borrowings or loans denominated in currencies other than the U.S. dollar where CAF’s management elected to measure those liabilities and assets at fair value under the fair value option guidance.

When the fair value of a derivative financial instrument is positive, the counterparty owes CAF, creating credit risk for CAF. When the fair value of a derivative financial instrument is negative, CAF owes the counterparty and, therefore, it does not have credit risk. CAF minimizes the credit risk in derivative financial instruments by entering into transactions with high-quality counterparties whose credit rating is “A” or higher.

In order to reduce the credit risk in derivative financial instruments, CAF enters into credit support agreements with its major swap counterparties. This provides risk mitigation, as the swap contracts are regularly marked-to-market, and the party being the net obligor is required to post collateral when net mark to-market exposure exceeds certain predetermined thresholds. This collateral is in the form of cash.

CAF does not offset for each counterparty, the fair value amount recognized for derivative financial instruments with the fair value amount recognized for the collateral, whether posted or received, under master netting arrangements executed with the same counterparty. CAF reports separately the cumulative gross amounts for the receivable from and payable to for derivative financial instruments.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

CAF also utilizes futures derivatives instruments to reduce exposure to price risk. These are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Initial margin requirements are met with cash or securities. CAF generally closes out open positions prior to maturity. Therefore, cash receipts or payments are limited to the change in fair value of the future contracts. Additionally, CAF utilizes forward contracts to reduce exposure to foreign currency risk.

The balance sheet details related to CAF’s derivative financial instruments are as follows:

	Derivative assets			Derivative liabilities
	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2022	December 31, 2021	December 31, 2020
Cross-currency swap	97,854	350,991	1,483,935	2,923,934	779,146	251,676
Interest rate swap	359,337	153,236	282,821	369,715	62,865	151,507
U.S Treasury futures	2,583	1,763	134	9	628	1,364
Cross-currency forward contracts	35	6,393	42	16,320	319	295

	459,809	512,383	1,766,932	3,309,978	842,958	404,842

The following table presents the notional amount and fair values of interest rate swaps and cross-currency swaps and the underlying hedged items:

	Notional amount		Fair value
	Interest rate swap	Cross- currency swap	Derivative assets	Derivative liabilities
As of December 31, 2022:
Loans	2,435,671	—	359,337	2,124
Loans	—	418,772	29,879	14,151
Deposits	—	105,000	3,253	—
Borrowings from other financial institutions	—	651,991	86	98,067
Borrowings from other financial institutions	132,049	—	—	5,983
Bonds	—	17,040,870	64,636	2,811,716
Bonds	7,157,495	—	—	361,608

	9,725,215	18,216,633	457,191	3,293,649

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

	Notional amount		Fair value
	Interest rate swap	Cross- currency swap	Derivative assets	Derivative Liabilities
As of December 31, 2021:
Loans	2,296,334	—	38,643	18,377
Loans	—	112,936	2,083	1,692
Deposits	—	110,000	1,498	5,639
Borrowings from other financial institutions	—	590,809	—	26,298
Borrowings from other financial institutions	177,547	—	5,191	—
Bonds	—	16,143,345	347,410	745,517
Bonds	8,250,000	—	109,402	44,488

	10,723,881	16,957,090	504,227	842,011

	Notional amount		Fair value
	Interest rate swap	Cross- currency swap	Derivative assets	Derivative Liabilities
As of December 31, 2020:
Loans	1,875,442	—	—	150,365
Loans	—	(54,327)	1,447	574
Deposits	—	24,758	—	702
Borrowings from other financial institutions	—	482,794	28,036	—
Borrowings from other financial institutions	240,544	—	14,659	—
Bonds	—	15,146,956	1,454,452	250,400
Bonds	8,100,370	—	268,162	1,142

	10,216,356	15,600,181	1,766,756	403,183

The following table presents the notional amount and fair values of U.S. treasury futures and cross-currency forward contracts:

As of December 31, 2022
					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative assets
Futures short	Various	Until March 2023	Various	1,103,112	2,504

Futures long	Various	Until March 2023	US$	97,000	79

Forward contracts	December 2022	Until January 2023	Various	6,888	35

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative liabilities
Forward contracts	Various	Various	Various	279,064	(16,320)

Futures long	Various	Until March 2023	US$	25,800	(9)

Futures short	November 2022	Until March 2023	US$	5,600	—

As of December 31, 2021
					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative assets
Forward contracts	Various	Until January 2022	Various	292,582	6,393

Futures short	Various	Until March 2022	Various	1,301,223	1,763

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative liabilities
Futures long	Various	Until March 2022	Various	144,264	(226)

Futures short	Various	Until March 2022	US$	47,000	(402)

Forward contracts	Various	Until March 2022	Various	33,684	(319)

As of December 31, 2020
					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative assets
Forward contracts	Various	Until January 2021	Various	12,408	42

Futures long	Various	Until March 2021	US$	148,600	133

Futures short	12/2/2020	Until March 2021	EUR	1,967	1

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative liabilities
Forward contracts	Various	Various	Various	31,940	(295)

Futures long	11/23/2020	Until March 2021	US$	800	(1)

Futures short	Various	Until March 2021	Various	1,372,396	(1,363)

The amounts of collateral posted related to U.S. treasury futures as of December 31, 2022, 2021 and 2020, was US$ 9,693, US$ 8,977 and US$ 5,947, respectively. As of December 31, 2022, 2021 and 2020, the amount of collateral received related to U.S. treasury futures was US$ 60, US$ 17 and US$ 0, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

CAF enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting arrangements with substantially all of its derivative counterparties. These legally enforceable master netting arrangements give CAF the right to take cash or liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty. The following tables present information about the effect of offsetting of derivative financial instruments, although CAF has elected not to offset any derivative financial instruments by counterparty in the balance sheet:

As of December 31, 2022
Derivative assets		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized assets	Financial instruments	Cash and securities collateral received	Net amount
Swaps	457,191	(421,915)	(2,880)	32,396

Derivative liabilities		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized liabilities	Financial instruments	Cash and securities collateral pledged	Net amount
Swaps	(3,293,649)	421,915	2,904,277	32,543

As of December 31, 2021
Derivative assets		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized assets	Financial instruments	Cash and securities collateral received	Net amount
Swaps	504,227	(329,443)	(148,756)	26,028

Derivative liabilities		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized liabilities	Financial instruments	Cash and securities collateral pledged	Net amount
Swaps	(842,011)	329,443	636,655	124,087

As of December 31, 2020
Derivative assets		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized assets	Financial instruments	Cash and securities collateral received	Net amount
Swaps	1,766,756	(331,499)	(1,443,467)	(8,210)

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

Derivative liabilities		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized liabilities	Financial instruments	Cash and securities collateral pledged	Net amount
Swaps	(403,183)	331,499	1,489,086	1,417,402

19.	FAIR VALUE MEASUREMENTS

The following section describes the valuation methodologies used by CAF to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each financial instrument is classified. Where appropriate, the description includes details of the valuation methodologies and the key inputs to those methodologies.

When available, CAF generally uses quoted prices in active markets to determine fair value.

If quoted market prices in active markets are not available, fair value is based upon internally developed valuation methodologies that use, where possible, current market-based or independently sourced market inputs, such as interest rates, currency rates, etc.

Where available, CAF may also make use of quoted prices in active markets for recent trading activity in positions with the same or similar characteristics to the financial instrument being valued. The frequency and size of trading activity and the amount of the bid-ask spread are among the factors considered in determining the liquidity of markets and the relevance of observed quoted prices from those markets.

The following valuation methodologies are used to estimate the fair value and determine the classification in the fair value hierarchy of CAF’s financial instruments:

-	Marketable securities: CAF uses quoted prices in active markets to determine the fair value of trading securities. These securities are classified in Level 1 of the fair value hierarchy.

-

Loans: The fair value of fixed rate loans, is determined using a discounted cash flow technique using the current variable interest rate for similar loans. These loans are classified in Level 2 of the fair value hierarchy.

-

Derivative assets and liabilities: Derivative financial instruments transactions contracted and designated by CAF as hedges of risks related to interest rates, currency rates or both, for transactions recorded as financial assets or liabilities are also presented at fair value. In those cases the fair value is calculated using market prices provided by an independent financial information services company, which are determined using discounted cash flow valuation technique using observable inputs. Derivative assets and liabilities are classified in Level 2 of the fair value hierarchy.

-

Bonds, borrowings from other financial institutions and deposits: For CAF’s bonds issued and medium and long term borrowings from other financial institutions and deposits, fair value is determined by using a discounted cash flow technique, taking into consideration benchmark interest yield curves at the end of the reporting period to discount the expected cash flows for the applicable maturity, thus reflecting market fluctuations of key variables such as interest and exchange rates.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

These yield curves are adjusted to incorporate CAF credit risk spread. Bonds, borrowings from other financial institutions and deposits are generally classified in Level 2 of the fair value hierarchy based on the observability of significant inputs to the discounted cash flow technique.

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair value hierarchy levels CAF’s financial assets and liabilities that are measured at fair value on a recurring basis:

As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Marketable Securities:
U.S. Securities	1,775,459	—	—	1,775,459

Non-U.S. governments and government entities bonds	148,493	186,141	—	334,634

Financial institutions and corporate securities:
Commercial paper	—	1,851,803	—	1,851,803
Certificate of deposits	2,769,645	—	—	2,769,645
Bonds	1,325,284	—	—	1,325,284
Collateralized mortgage obligation	266,250	—	—	266,250
Liquidity funds	160,530	—	—	160,530

	4,521,709	1,851,803	—	6,373,512

Sub-total financial assets at fair value	6,445,661	2,037,944	—	8,483,605

Loans	—	2,499,856	—	2,499,856

Derivative instruments:
Cross-currency swap	—	97,854	—	97,854
Interest rate swap	—	359,337	—	359,337
U.S Treasury futures	—	2,583	—	2,583
Cross-currency forward contracts	—	35	—	35

	—	459,809	—	459,809

Total financial assets at fair value	6,445,661	4,997,609	—	11,443,270

Liabilities:
Deposits	—	109,377	—	109,377

Borrowings from other financial institutions	—	665,849	—	665,849

Bonds	—	21,137,893	—	21,137,893

Derivative instruments:
Cross-currency swap	—	2,923,934	—	2,923,934
Interest rate swap	—	369,715	—	369,715
U.S Treasury futures	—	9	—	9
Cross-currency forward contracts	—	16,320	—	16,320

	—	3,309,978	—	3,309,978

Total financial liabilities at fair value	—	25,223,097	—	25,223,097

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Marketable Securities:
U.S. Securities	2,219,711	—	—	2,219,711

Non-U.S. governments and government entities bonds	418,413	137,817	—	556,230

Financial institutions and corporate securities:
Commercial paper	—	3,861,129	—	3,861,129
Certificate of deposits	3,284,428	—	—	3,284,428
Bonds	1,941,602	—	—	1,941,602
Collateralized mortgage obligation	288,583	2,222	—	290,805
Liquidity funds	349,162	—	—	349,162

	5,863,775	3,863,351	—	9,727,126

Sub-total financial assets at fair value	8,501,899	4,001,168	—	12,503,067

Loans	—	2,389,651	—	2,389,651

Derivative instruments:
Cross-currency swap	—	350,991	—	350,991
Interest rate swap	—	153,236	—	153,236
U.S Treasury futures	—	1,763	—	1,763
Cross-currency forward contracts	—	6,393	—	6,393

	—	512,383	—	512,383

Total financial assets at fair value	8,501,899	6,903,202	—	15,405,101

Liabilities:
Deposits	—	106,119	—	106,119

Borrowings from other financial institutions	—	740,028	—	740,028

Bonds	—	24,074,774	—	24,074,774

Derivative instruments:
Cross-currency swap	—	779,146	—	779,146
Interest rate swap	—	62,865	—	62,865
U.S Treasury futures	—	628	—	628
Cross-currency forward contracts	—	319	—	319

	—	842,958	—	842,958

Total financial liabilities at fair value	—	25,763,879	—	25,763,879

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

As of December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Marketable Securities:
U.S. Securities	2,038,158	110	—	2,038,268

Non-U.S. governments and government entities bonds	152,550	34,896	—	187,446

Financial institutions and corporate securities:
Commercial paper	—	2,895,110	—	2,895,110
Certificate of deposits	2,912,973	—	—	2,912,973
Bonds	2,242,321	—	—	2,242,321
Collateralized mortgage obligation	272,028	14,926	—	286,954
Liquidity funds	398,775	—	—	398,775

	5,826,097	2,910,036	—	8,736,133

Sub-total financial assets at fair value	8,016,805	2,945,042	—	10,961,847

Loans	—	2,088,750	—	2,088,750

Derivative instruments:
Cross-currency swap	—	1,483,935	—	1,483,935
Interest rate swap	—	282,821	—	282,821
U.S Treasury futures	—	134	—	134
Cross-currency forward contracts	—	42	—	42

	—	1,766,932	—	1,766,932

Total financial assets at fair value	8,016,805	6,800,724	—	14,817,529

Liabilities:
Deposits	—	24,101	—	24,101

Borrowings from other financial institutions	—	792,217	—	792,217

Bonds	—	24,706,736	—	24,706,736

Derivative instruments:
Cross-currency swap	—	251,676	—	251,676
Interest rate swap	—	151,507	—	151,507
U.S Treasury futures	—	1,364	—	1,364
Cross-currency forward contracts	—	295	—	295

	—	404,842	—	404,842

Total financial liabilities at fair value	—	25,927,896	—	25,927,896

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

Items that are not measured at fair value

The carrying amount and estimated fair values of CAF’s financial instruments that are not recognized in the balance sheets at fair value are as follows:

		December 31, 2022		December 31, 2021		December 31, 2020
	Hierarchy Levels	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets:
Cash and due from banks	1	107,592	107,592	112,047	112,047	123,204	123,204
Deposits with banks	1	6,535,869	6,535,869	3,210,216	3,210,216	2,825,086	2,825,086
Other investments	1	258,372	258,372	292,392	292,392	811,205	811,205
Loans, net	2	27,893,063	27,880,109	26,976,260	26,949,431	25,800,091	25,770,013
Accrued interest and commissions receivable	2	673,892	673,892	357,836	357,836	386,625	386,625
Derivative related collateral	1	2,913,970	2,913,970	645,632	645,632	1,495,033	1,495,033
Receivable from investment securities sold	1	2,237	2,237	4,017	4,017	6,025	6,025

Financial liabilities:
Deposits	2	4,554,214	4,554,214	3,896,507	3,896,507	3,313,473	3,313,473
Commercial paper	2	4,618,797	4,618,797	2,813,646	2,813,646	1,598,696	1,598,696
Borrowings from other financial institutions, net	2	1,406,927	1,399,446	1,032,143	1,014,964	880,084	861,770
Bonds, net	2	114,320	117,070	185,763	176,035	175,683	168,566
Accrued interest payable	2	565,916	565,916	288,233	288,233	308,986	308,986
Derivative related collateral	1	2,940	2,940	148,773	148,773	1,443,467	1,443,467
Payable for investment securities purchased	1	2,467	2,467	17,437	17,437	14,960	14,960

The following methods and assumptions were used to estimate the fair value of those financial instruments not accounted for at fair value:

-

Cash and due from banks, deposits with banks, other investments, accrued interest and commissions receivable, deposits, commercial paper, accrued interest payable, derivative-related collateral, receivable from investment securities sold and payable for investment securities purchased: The carrying amounts approximate fair value because of the short maturity of these instruments.

-

Loans: CAF is one of the few institutions that grant loans for development projects in the stockholder countries. A secondary market does not exist for the type of loans granted by CAF. As rates on variable rate loans are reset on a semiannual basis, the carrying value, adjusted for credit risk, was determined to be the best estimate of fair value. The fair value of fixed rate loans is determined by using the current variable interest rate for similar loans. The fair value of non-accrual status loans is estimated using the discounted cash flow technique.

-	Equity investments: The direct investments in equity securities of companies without a readily determinable fair value are measured at cost, less impairment plus or minus observable price changes

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

of an identical or similar instrument of the same issuer. As of December 2022, 2021 and 2020, the carrying amount of those investments amounted to US$ 118,186, US$ 113,036 and US$ 114,152, respectively. In addition, as of December 31, 2022, 2021 and 2020, investments in funds without a readily determinable fair value, with carrying amount of US$ 222,222, US$ 267,131 and US$ 264,731, respectively, and the net effects of impairment and the changes in observable prices for the years ended December 31, 2022, 2021 and 2020 amounted to US$ (18,816), US$ 26,631 and US$ (24,699), respectively, are accounted for at fair value applying the practical expedient, using the net asset value per share. These financial instruments are generally classified in level 3 of the fair value hierarchy based on the observability of significant inputs to the valuation methodology (these instruments are not disclosed in the table above).

-

Bonds and borrowings from other financial institutions: For CAF’s bonds issued and medium and long term borrowings, fair value is determined using a discounted cash flow technique, taking into consideration yield curves to discount the expected cash flows for the applicable maturity, thus reflecting the fluctuation of variables such as interest and exchange rates. These yield curves are adjusted to incorporate CAF credit risk spread. Those financial instrument are generally classified in Level 2 of the fair value hierarchy based on the observability of significant inputs to the valuation methodology.

20.	LOSSES ON CHANGES IN FAIR VALUE RELATED TO FINANCIAL INSTRUMENTS

The losses on changes in fair value of cross-currency swaps and financial liabilities carried at fair value under the fair value option are as follows:

	Year ended December 31, 2022
	Gain (loss) on derivatives	Gain (loss) on hedged item	Net Gain (loss)
Cross-currency swaps:
Bonds	(2,348,973)	2,315,379	(33,594)
Deposits	7,393	(8,258)	(865)
Loans	15,337	1,980	17,317
Borrowings from other financial institutions	(71,682)	78,689	7,007

	(2,397,925)	2,387,790	(10,135)

	Year ended December 31, 2021
	Gain (loss) on derivatives	Gain (loss) on hedged item	Net Gain (loss)
Cross-currency swaps:
Bonds	(1,602,158)	1,575,875	(26,283)
Deposits	(3,438)	3,224	(214)
Loans	(482)	(7,970)	(8,452)
Borrowings from other financial institutions	(54,335)	87,737	33,402

	(1,660,413)	1,658,866	(1,547)

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

	Year ended December 31, 2020
	Gain (loss) on derivatives	Gain (loss) on hedged item	Net Gain (loss)
Cross-currency swaps:
Bonds	1,532,469	(1,517,516)	14,953
Deposits	(1,724)	2,251	527
Loans	778	8,628	9,406
Borrowings from other financial institutions	29,617	(54,743)	(25,126)

	1,561,140	(1,561,380)	(240)

In addition, for the years ended December 31, 2022, 2021 and 2020, CAF recorded net losses of US$ 11,060, US$ 1,841 and US$ 1,849, respectively, related to changes in fair value of U.S. treasury futures and U.S. treasury forwards and changes in fair value of the U.S. Treasury Notes.

21.	COMMITMENTS AND CONTINGENCIES

Commitments and contingencies include the following:

	December 31, 2022	December 31, 2021	December 31, 2020
Loan commitments subscribed – eligible	7,160,613	6,477,638	6,324,230
Lines of credit	4,427,207	3,328,384	3,253,540
Loan commitments subscribed – non eligible	1,681,977	1,561,726	1,656,000
Guarantees	136,993	129,804	130,556
Equity investments agreements subscribed	74,410	79,769	85,399

These commitments and contingencies arose from the normal course of CAF’s business and are related principally to loans that have been approved or committed for disbursement.

In the ordinary course of business, CAF has entered into commitments to extend loans; such loan commitments are reported in the above table upon signing the corresponding loan agreement and are reported as loans in the balance sheets when disbursements are made. Loan commitments that have fulfilled the necessary requirements for disbursement are classified as eligible.

The commitments to extend loans have fixed expiration dates and in some cases expire without a loan being disbursed. Therefore, the amounts of total commitment to extend loans do not necessarily represent future cash requirements. Also, based on experience, portions of the loan commitments are disbursed on average two years after the signing of the loan agreement.

The lines of credit are extended to financial and corporate institutions as a facility to grant short term loans basically to finance working capital and international trade activities.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

Guarantees mature as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Less than one year	41,053	6,338	6,336
Between one and five years	37,712	62,649	62,649
Over five years	58,228	60,817	61,571

	136,993	129,804	130,556

To the best knowledge of CAF’s management, CAF is not involved in any litigation that is material to CAF’s business or that is likely to have any impact on its business, financial condition or results of operations.

22.	SPECIAL FUNDS AND OTHER FUNDS UNDER MANAGEMENT

CAF, as a multilateral financial institution, acts as administrator of several funds owned by third parties and CAF’s stockholders’ special funds, created to promote technical and financial cooperation, sustainable human development, and management of poverty relief funds in stockholder countries.

The stockholders’ special funds contribute to regional integration and sustainable development through capacity building, increased domestic and international exchanges, generation and use of knowledge, as well as training human resources and fortifying institutions. The stockholders’ special funds are governed by the provisions of the Constitutive Agreement and any other provisions that may be established by the Board of Directors.

The Stockholders’ Assembly of CAF approves a maximum amount to be contributed to stockholders’ special funds during the fiscal year and to recognize these contributions as expenses. The Executive President by delegation of the Stockholders’ Assembly of CAF may authorize, up to the maximum approved amount, the amounts that will be contributed during the current period, based on the analysis of the new commitments contracted or the resources required by the stockholders’ special funds.

The resources of the stockholders’ special funds, that come from a contribution by CAF, are completely independent from the resources of CAF and are thus so maintained, accounted for, presented, utilized, invested, committed and otherwise disposed of. With regard to the use of the stockholders’ special funds, the financial responsibility of CAF, as administrator, is limited to the net assets of each of the constituted stockholders’ special funds. CAF has no residual interest in the net assets of the stockholders’ special funds.

In March 2022, the Stockholders’ Assembly of CAF approved the contribution up to a maximum amount of US$ 89,000 to some stockholders’ special funds Fund for 2022. Subsequently, for the year ended December 31, 2022, based on the analysis of the new commitments contracted or the resources required by the stockholders’ special funds, the Stockholders’ Assembly authorized the contributions of US$ 70,000, US$ 15,000 and US$ 4,000 to Compensatory Financial Fund (FFC), Technical Cooperation Fund (FCT) and Human Development Fund (FONDESHU), respectively. For the year ended December 31, 2022, CAF recognized US$ 89,000 as an expense and, as of December 31, 2022 recognized an unconditional obligation (accounts payable) for US$ 44,244 which was paid in January 2023.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

In March 2021, the Stockholders’ Assembly of CAF approved the contribution up to a maximum amount of US$ 30,000 to FCT for 2021. Subsequently, for the year ended December 31, 2021, based on the analysis of the new commitments contracted or the resources required by the stockholders’ special funds, CAF recognized US$ 30,000 as an expense and, as of December 31, 2021 recognized an unconditional obligation (accounts payable) for US$ 12,467 which was paid in January 2022.

In March 2020, the Stockholders’ Assembly of CAF approved the contribution up to a maximum amount of US$ 135,000 to some stockholders’ special funds for 2020. Subsequently, for the year ended December 31, 2020, the Executive President directly or by delegation, based on the analysis of the new commitments contracted or the resources required by the stockholders’ special funds, authorized the contributions of US$ 100,000 and US$ 35,000 to FFC and FCT, respectively. For the year ended December 31, 2020, CAF recognized US$ 72,015 as an expense and, as of December 31, 2020, recognized an unconditional obligation (accounts payable) for US$ 55,090 which was paid in January 2021.

As of December 31, 2022, 2021 and 2020, managed funds assets are US$ 464,117, US$ 442,315 and US$ 494,932, respectively. The balances of these funds are as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
FFC(1)	191,710	192,250	259,723
FCT	88,130	93,862	75,325
Fund for the Development of Small and Medium Enterprises (FIDE)	61,411	63,130	60,357
FONDESHU	6,837	4,439	5,369
Others non related with stockholders’ special funds	116,029	88,634	94,158

	464,117	442,315	494,932

(1)

FFC was created by CAF’s stockholders for the purpose of compensating a portion of the interest costs of certain loans granted by CAF to finance economic and social infrastructure projects. For the years ended December 31, 2022, 2021 and 2020, FFC compensated interest amounting to US$ 63,089, US$ 67,077 and US$ 88,526, respectively, which amounts are included in interest income – loans in the statements of comprehensive income.

23.	SEGMENT REPORTING

Management has determined that CAF has only one operating and reportable segment since it does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. CAF does not differentiate on the basis of the nature of the products or services provided the preparation process, or the method for providing services among individual countries.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In thousands of U.S. dollars)

For years ended December 31, 2022, 2021 and 2020, loans made to or guaranteed by three countries individually generated in excess, of 10% of interest income on loans, as follows:

	2022	2021	2020
Ecuador	153,978	86,239	120,745
Argentina	148,997	85,082	121,464
Colombia	134,353	84,085	102,175

	437,328	255,406	344,384

24.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 6, 2023, the date these financial statements were available to be issued. As a result of this evaluation, management has determined that there are no subsequent events that require a disclosure in these financial statements except for:

-	During January 2023, CAF repurchased a total of 2,919 shares from Venezuela, totaling US$ 41.4 million.

-	During January 2023, Brazil paid the outstanding share capital of the year 2022 for US$ 89 million.

-	During January 2023, Chile paid US$ 31.2 million related to 1 share Serie “A” and 2,113 shares Serie “B”.

-	On January 26, 2023, CAF issued bonds for US$ 1,500 million, 4.75% due 2026, under its US Shelf Programme.

-	On January 30, 2023, CAF issued bonds for TRY 500 million, equivalent to US$ 26.6 million, 32.50% due 2026, under its Private Debt Programme.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Balance Sheets

As of June 30, 2023 and December 31, 2022

(In thousands of U.S. dollars)

	NOTES	2023	2022
ASSETS

Cash and due from banks		149,610	107,592
Deposits with banks		4,239,978	6,535,869

Cash and due from banks and deposits with banks		4,389,588	6,643,461

Marketable securities:
Trading	3 and 14	9,790,560	8,483,605
Other investments		1,282,885	258,372
Loans (US$ 2,575,606 and US$ 2,499,856 at fair value as of June 30, 2023 and as of December 31, 2022, respectively)	4 and 14	31,532,693	30,622,324
Less loan commissions, net of origination costs		162,562	166,213
Less allowance for loan losses	4	70,242	63,192

Loans, net		31,299,889	30,392,919

Accrued interest and commissions receivable		840,705	673,892
Derivative financial instruments	13 and 14	622,733	459,809
Equity investments		391,764	381,779
Property and equipment, net		95,097	98,804
Other assets	5	2,656,386	2,984,101

TOTAL		51,369,607	50,376,742

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Deposits (US$ 119,118 and US$ 109,377 at fair value as of June 30, 2023 and December 31, 2022, respectively), net	6 and 14	3,120,477	4,663,591
Commercial paper	7	5,216,228	4,618,797
Borrowings from other financial institutions (US$ 638,512 and US$ 665,849 at fair value as of June 30, 2023 and December 31, 2022, respectively), net	8 and 14	2,100,990	2,072,776
Bonds (US$ 22,716,981 and US$ 21,137,893 at fair value as of June 30, 2023 and December 31, 2022, respectively), net	9 and 14	22,911,544	21,252,213
Accrued interest payable		710,886	565,916
Derivative financial instruments	13 and 14	3,091,212	3,309,978
Accrued expenses and other liabilities	10	242,051	174,154

Total liabilities		37,393,388	36,657,425

SHAREHOLDERS’ EQUITY:
Subscribed capital		9,253,835	8,563,350
Less callable capital portion		1,747,660	1,625,660
Less capital subscriptions receivable		1,999,925	1,412,260

Paid-in capital		5,506,250	5,525,430

Additional paid-in capital		4,215,452	4,252,952
Reserves		3,940,935	3,771,966
Retained earnings		313,582	168,969

Total shareholders’ equity		13,976,219	13,719,317

TOTAL		51,369,607	50,376,742

See accompanying notes to Unaudited Condensed Interim Financial Information

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Statements of Comprehensive Income

For the six-month periods ended June 30, 2023 and 2022

(In thousands of U.S. dollars)

	NOTES	2023	2022
Interest income:
Loans		1,086,344	363,704
Investments and deposits with banks	3	401,853	(30,748)
Loan commissions		22,434	25,253

Total interest income		1,510,631	358,209

Interest expense:
Bonds		767,941	202,860
Commercial paper		109,639	8,855
Deposits		74,614	8,224
Borrowings from other financial institutions		67,240	17,295
Commissions		6,068	5,004

Total interest expense		1,025,502	242,238

Net interest income		485,129	115,971
Provision (credit) for loan losses	4	7,050	(3,713)

Net interest income, after provision (credit) for loan losses		478,079	119,684

Non-interest income:
Dividends and equity in earnings of investees		7,416	10,372
Other commissions		1,634	1,794
Other income		12,189	2,409

Total non-interest income		21,239	14,575

Non-interest expenses:
Administrative expenses		95,417	84,549
Other expenses	4	1,277	14,551

Total non-interest expenses		96,694	99,100

Income before unrealized changes in fair value related to other financial instruments and contributions to Shareholders’ Special Funds		402,624	35,159
Unrealized changes in fair value related to other financial instruments	15	(8,727)	1,828

Income before contributions to Shareholders’ Special Funds, net		393,897	36,987
Contributions to Shareholders’ Special Funds	11	80,315	22,543

Net income and total comprehensive income		313,582	14,444

See accompanying notes to Unaudited Condensed Interim Financial Information

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Statements of Shareholders’ Equity

For the six-month periods ended June 30, 2023 and 2022

(In thousands of U.S. dollars)

				Reserves
	NOTES	Paid-in capital	Additional paid-in capital	General reserve	Article N° 42 of the Constitutive Agreement	Total reserves	Retained earnings	Total stockholders’ equity
BALANCES AS OF DECEMBER 31, 2021		5,436,375	4,091,298	3,094,768	572,183	3,666,951	105,015	13,299,639
Capital increase		78,285	144,044	—	—	—	—	222,329
Capital decrease due to shares’ repurchase	4	(78,160)	(143,814)	—	—	—	—	(221,974)
Net income and total comprehensive income		—	—	—	—	—	14,444	14,444
Appropriated for general reserve		—	—	94,505	—	94,505	(94,505)	—
Appropriated for reserve pursuant to Article N° 42 of the Constitutive Agreement		—	—	—	10,510	10,510	(10,510)	—

BALANCES AS OF JUNE 30, 2022		5,436,500	4,091,528	3,189,273	582,693	3,771,966	14,444	13,314,438

BALANCES AS OF DECEMBER 31, 2022		5,525,430	4,252,952	3,189,273	582,693	3,771,966	168,969	13,719,317
Capital increase		77,205	139,848	—	—	—	—	217,053
Capital decrease due to shares’ repurchase	4	(96,385)	(177,348)	—	—	—	—	(273,733)
Net income and total comprehensive income		—	—	—	—	—	313,582	313,582
Appropriated for general reserve		—	—	152,069	—	152,069	(152,069)	—
Appropriated for reserve pursuant to Article N° 42 of the Constitutive Agreement		—	—	—	16,900	16,900	(16,900)	—

BALANCES AS OF JUNE 30, 2023		5,506,250	4,215,452	3,341,342	599,593	3,940,935	313,582	13,976,219

See accompanying notes to Unaudited Condensed Interim Financial Information

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Statements of Cash Flows

For the six-month periods ended June 30, 2023 and 2022

(In thousands of U.S. dollars)

	NOTES	2023	2022
OPERATING ACTIVITIES:
Net income and total comprehensive income		313,582	14,444
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Unrealized (gain) loss on trading securities		(44,976)	64,703
Loan commissions, net of amortization of origination costs		(9,057)	(10,209)
Provision (credit) for loan losses	4	7,050	(3,713)
Impairment charge for equity investments		629	836
Unrealized changes in fair value related to equity investment		(7,297)	7,444
Equity in earnings of investees		(3,305)	(6,892)
Amortization of deferred charges		1,565	2,494
Depreciation of property and equipment		4,354	4,461
Provision for employees’ severance benefits		8,743	7,219
Provision for employees’ savings plan		301	377
Unrealized changes in fair value related to other financial instruments	15	8,727	(1,828)
Net changes in operating assets and liabilities:
Trading securities, net		(1,190,293)	2,508,442
Accrued interest and commissions receivable		(166,813)	(1,335)
Other assets		(15,963)	(5,747)
Accrued interest payable		144,970	(15,306)
Severance benefits paid or advanced		(8,120)	(7,068)
Employees’ savings plan paid or advanced		(1,502)	(1,681)
Accrued expenses and other liabilities		(12,679)	(5,612)

Total adjustments and net changes in operating assets and liabilities		(1,283,666)	2,536,585

Net cash (used in) provided by operating activities		(970,084)	2,551,029

INVESTING ACTIVITIES:
Purchases of other investments		(1,746,041)	(290,504)
Maturities of other investments		721,528	471,956
Loan origination and principal collections, net	4	(1,112,216)	786,828
Equity investments, net		(12)	21,627
Property and equipment, net		(647)	(1,482)

Net cash (used in) provided by investing activities		(2,137,388)	988,425

FINANCING ACTIVITIES:
Net (decrease) Increase in deposits	6	(1,552,855)	795,426
Proceeds from commercial paper	7	31,367,801	19,507,173
Repayment of commercial paper	7	(30,770,370)	(18,414,291)
Net increase (decrease) in derivative-related collateral		359,362	(2,123,335)
Proceeds from issuance of bonds	9	3,796,010	1,597,413
Repayment of bonds	9	(2,570,143)	(3,838,507)
Proceeds from borrowings from other financial institutions	8	118,522	83,630
Repayment of borrowings from other financial institutions	8	(111,781)	(94,650)
Proceeds from issuance of shares		217,053	222,329

Net cash provided by (used in) financing activities		853,599	(2,264,812)

NET (DECREASE) INCREASE IN CASH AND DUE FROM BANKS AND DEPOSITS WITH BANKS		(2,253,873)	1,274,642
CASH AND DUE FROM BANKS AND DEPOSITS WITH BANKS AT BEGINNING OF THE PERIOD		6,643,461	3,322,263

CASH AND DUE FROM BANKS AND DEPOSITS WITH BANKS AT END OF THE PERIOD		4,389,588	4,596,905

SUPPLEMENTAL DISCLOSURE:
Interest paid during the period		464,485	261,387

NONCASH FINANCING ACTIVITIES:
Principal collections - Loans	4	273,733	221,974

Capital decrease	4	(273,733)	(221,974)

Change in derivative instruments assets		(162,924)	182,017

Change in derivative instruments liabilities		(218,766)	2,009,092

See accompanying notes to Unaudited Condensed Interim Financial Information

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Unaudited Condensed Interim Financial Information

As of June 30, 2023, and December 31, 2022

and for the six-month periods ended June 30, 2023, and 2022

(In thousands of U.S. dollars)

1.	ORIGIN

Business description – Corporación Andina de Fomento (CAF) began its operations on June 8, 1970; and was established under public international law which abides by the provisions set forth in its Constitutive Agreement. Series “A” and “B” shareholders countries are: Argentina, Bolivia, Brazil, Chile, Colombia, Ecuador, El Salvador, Panama, Paraguay, Peru, Trinidad and Tobago, Uruguay, and Venezuela. Series “C” shareholders countries are: Barbados, Costa Rica, Dominican Republic, Jamaica, Mexico, Portugal, and Spain. In addition, there are 13 banks which are Series “B” shareholders.

CAF is headquartered in Caracas, Venezuela and has offices in Asuncion, Paraguay; Bogota, Colombia; Brasilia, and Sao Paulo, Brazil; Buenos Aires, Argentina; Mexico City, Mexico; Panama City, Panama; La Paz, Bolivia; Lima, Peru; Madrid, Spain; Montevideo, Uruguay; Port of Spain, Trinidad and Tobago, Quito, Ecuador, San Salvador, El Salvador and Santiago de Chile, Chile.

CAF promotes a sustainable development model through credit, non-refundable resources, and support in the technical and financial structuring of projects in the public and private sectors of Latin America and the Caribbean.

CAF offers financial and related services to the governments of its shareholders countries, as well as their public and private institutions, corporations, and joint ventures. CAF’s principal activity is to provide short, medium, and long-term loans to finance projects, working capital, trade activities and to undertake feasibility studies for investment opportunities in shareholders countries. Furthermore, CAF manages and supervises third-party cooperation funds owned and sponsored by other countries and organizations, destined to finance programs agreed upon with donor countries and organizations which are in line with CAF’s policies and strategies.

CAF raises funds to finance its operations from sources both within and outside its shareholders countries.

COVID-19

In March 2020, the World Health Organization declared the novel coronavirus (COVID-19) a global pandemic, which has generated high volatility in global capital markets with an impact on equity investments and the mark-to-market value of marketable securities.

To date, CAF has maintained the continuity of its operations, and the demand for loans from its shareholders countries has increased; notwithstanding, decreases or increases have been observed in external risk ratings for most of our borrowers.

On May 5, 2023, The World Health Organization ended the global health emergency status for COVID-19.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Financial statement presentation – The condensed interim financial information as of June 30, 2023, and December 31, 2022, and for the six-month periods ended June 30, 2023 and 2022 is unaudited and has been prepared, in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, such condensed interim financial information includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The results of operations for the six-month period ended June 30, 2023 are not necessarily an indication of the results to be expected for the full year 2023.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Unaudited Condensed Interim Financial Information

As of June 30, 2023, and December 31, 2022

and for the six-month periods ended June 30, 2023, and 2022

(In thousands of U.S. dollars)

This condensed interim financial information should be read in conjunction with CAF’s audited financial statements as of and for the years ended December 31, 2022, 2021 and 2020 and the notes thereto (“audited financial statements”).

For a detailed discussion about CAF´s significant accounting policies, refer to Note 2 of the audited financial statements.

Recent accounting pronouncements applicable

ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures

In March 2022, the Financial Accounting Stantards Board (FASB) issued Accounting Standards Update (ASU) 2022-02, Troubled Debt Restructurings and Vintage Disclosures (Topic 326). The amendments in this Update eliminate the accounting guidance for TDRs by creditors in Subtopic 310-40, Receivables—Troubled Debt Restructurings by Creditors, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. The amendments in this Update require that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost. The Company adopted the amendments in this Update on January 1, 2023 and the adoption did not have material effects in the financial statement.

ASU 2020-04, Reference Rate Reform

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848). The ASU provides optional expedients and exceptions, for contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this ASU do not apply to contract modifications made or other transactions entered after December 31, 2022. In January 2021, the FASB issued amendments in ASU 2021-01 to the expedients and exceptions in Topic 848 to capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. In December 2022, the FASB issued an amendment in ASU 2022-06, to defer the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. The impact of both ASUs has no material effects in the financial statements since the rates were offset between financial assets and liabilities.

Libor Replacement

The replacement of the LIBOR rates with a new reference rate or rates is an industry risk due to the implications it has on the assets as well as the liabilities of financial institutions. In that regard, CAF has been closely following the recent developments and announcements from groups and organizations that are most closely involved with the phasing out of the LIBOR rate that affect the loan and derivatives markets, including the International Swaps and Derivatives Association (ISDA) and its publication of the ISDA 2020 IBOR Fallbacks Protocol, to which CAF has adhered in January 2021. In addition, CAF has established an interdepartmental task force in charge of preparing the institution for the change in reference rates, including measures such as the incorporation of fallback provisions on loans to mitigate any possible impact LIBOR

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Unaudited Condensed Interim Financial Information

As of June 30, 2023, and December 31, 2022

and for the six-month periods ended June 30, 2023, and 2022

(In thousands of U.S. dollars)

may have. This task force in coordination with management recommended and approved that starting January 1, 2022, all loans originated will be made in the reference rate Term SOFR. New financial liabilities will also be hedged to SOFR. Legacy loans that are referenced to LIBOR rate will be converted after June 2023 when LIBOR rate ceases to be representative. It is for this reason that we expected the LIBOR transition to occur smoothly. On April 3, 2023, the Financial Conduct Authority (FCA) announced that US$ LIBOR rates of 1, 3 and 6 months will be published using an unrepresentative ‘synthetic’ methodology starting July 1, 2023 up to September 30, 2024. These synthetic rates are intended for use in legacy contracts only, to help ensure the incorporation of fallback language in the remaining legacy contracts.

If SOFR or another rate does not achieve wide acceptance as the alternative to LIBOR, there likely will be disruption in financial markets. In the event that SOFR or another reference rate is widely accepted, risks will remain related to outstanding loans, borrowings, derivatives and other instruments using LIBOR related to transitioning those instruments to a new reference rate and the corresponding value transfer that may occur in connection with that transition, as the new reference rate will not exactly mimic LIBOR.

3.	MARKETABLE SECURITIES

Trading

A summary of trading securities follows:

	June 30, 2023		December 31, 2022
	Amount	Average maturity (years)	Amount	Average maturity (years)
U.S. Securities	3,467,139	1.68	1,775,459	1.70

Non-U.S. governments and government entities bonds	146,551	2.62	334,634	1.42

Financial institutions and corporate securities:
Commercial paper	2,348,520	0.35	1,851,803	0.23
Certificates of deposits(1)	2,132,380	0.23	2,769,645	0.36
Bonds	1,347,717	2.43	1,325,284	1.69
Collateralized mortgage obligation	304,711	4.89	266,250	5.11
Liquidity funds(2)	43,542	1.00	160,530	1.00

	6,176,870	0.99	6,373,512	0.81

Trading	9,790,560	1.26	8,483,605	1.02

(1)

Each certificate of deposit bears a maturity date and specified fixed interest rate. It also is held through The Depository Trust Company (DTC) and has a CUSIP number, which is a code that identifies a financial security and facilitates trading.

(2)	The liquidity funds are comprised of short-term (less than one year) securities representing high-quality liquid debt and monetary instruments.

The fair value of trading securities includes net unrealized losses of US$ 20,960 and US$ 65,936 as of June 30, 2023 and December 31, 2022, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Unaudited Condensed Interim Financial Information

As of June 30, 2023, and December 31, 2022

and for the six-month periods ended June 30, 2023, and 2022

(In thousands of U.S. dollars)

For the six-month period ended June 30, 2023 and 2022, Interest income – Investments and deposits with banks includes interest income for US$ 307,625 and US$ 49,753, respectively, and gain (loss) on the mark-to-market valuations for US$ 94,228 and US$ (80,501), respectively. The fluctuation in Interest income – Investments and deposits with banks is mainly due to the increase of the benchmark interest rates since the start of 2022 due to high inflation expectations and the increase of the short-term interest rates by the U.S. Federal Reserve which affected the mark-to-market valuations of CAF´s trading securities during the six-month period ended June 30, 2023, and during the corresponding period in 2022, the fluctuation was related to reductions of benchmark interest rates and high volatility in global capital markets and asset valuation as a result of the COVID-19 pandemic.

CAF places its short-term investments mainly in high grade financial institutions and corporate securities. CAF has conservative investment guidelines that limit the amount of credit risk exposure, considering among other factors, limits as to credit ratings, limits as to duration exposure, specific allocations by type of investment instruments and limits across sector and currency allocation. As of June 30, 2023 and December 31, 2022, CAF does not have any significant concentrations of credit risk according to its investment guidelines. Non-US dollar-denominated securities included in marketable securities amounted to the equivalent of US$ 111,854 and US$ 550,973 as of June 30, 2023 and December 31, 2022, respectively.

Maturity of marketable securities are as follows:

	June 30, 2023	December 31, 2022
Less than one year	5,225,137	5,614,860
Between one and two years	3,483,918	1,941,949
Between two and three years	478,898	542,997
Between three and four years	214,835	189,879
Between four and five years	158,471	97,714
Over five years	229,301	96,206

	9,790,560	8,483,605

4.	LOANS

Loans include short, medium, and long-term loans to finance projects, working capital and trade activities. The majority of the loans are to Series “A” and “B” shareholders countries, or to private institutions or companies domiciled in those countries. Loans by country are summarized as follows:

	June 30, 2023	December 31, 2022
Stockholder country:
Argentina	4.215.464	3.981.391
Barbados	176.306	181.098
Bolivia	3.027.680	3.100.722
Brazil	3.428.514	2.633.318
Chile	341.624	192.510
Colombia	3.684.622	3.726.267
Costa Rica	511.204	533.937

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Unaudited Condensed Interim Financial Information

As of June 30, 2023, and December 31, 2022

and for the six-month periods ended June 30, 2023, and 2022

(In thousands of U.S. dollars)

	June 30, 2023	December 31, 2022
Dominican Republic	420.319	412.627
Ecuador	4.131.849	4.232.207
El Salvador	300.000	75.000
Mexico	1.020.000	955.000
Panama	2.667.732	2.691.924
Paraguay	2.206.762	2.059.119
Peru	1.251.899	1.473.683
Trinidad & Tobago	1.193.853	1.217.246
Uruguay	965.834	980.458
Venezuela	2.319.137	2.512.567

Total	31.862.799	30.959.074
Fair value adjustments	(330.106)	(336.750)

Loans	31.532.693	30.622.324

Fair value adjustments of loans represent mainly adjustments to the amount of loans for which the fair value option is elected.

As of June 30, 2023 and December 31, 2022, loans denominated in currencies other than U.S. dollar were granted for an equivalent of US$ 584,699 and US$ 468,750, respectively, mainly in Colombian pesos, Brazilian reales, Swiss franc, Uruguayan pesos and Bolivian bolivianos. All these loans are hedged with Borrowings from other financial institution and Bonds issued in the same currency. As of June 30, 2023 and December 31, 2022, fixed interest rate loans amounted to US$ 2,382,311 and US$ 2,209,011, respectively.

As of June 30, 2023 and December 31, 2022, CAF has approved emergency credit lines amount to US$ 9.2 billion, available to CAF shareholders countries, of which disbursement for US$ 4.9 billion have been made as of June 30, 2023 and US$ 4.5 billion as of December 31, 2022. The emergency credit lines are aimed at enhancing a prompt and appropriate response in shareholders countries and mitigating the adverse consequences from the COVID-19 pandemic.

Loans classified by sector borrowers and the weighted average yield of the loan portfolio is shown below:

	June 30, 2023		December 31, 2022
	Amount	Weighted average yield (%)	Amount	Weighted average yield (%)
Public sector	30,018,464	7.19	29,791,001	6.17
Private sector	1,844,335	7.18	1,168,073	6.29

	31,862,799	7.19	30,959,074	6.18

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Unaudited Condensed Interim Financial Information

As of June 30, 2023, and December 31, 2022

and for the six-month periods ended June 30, 2023, and 2022

(In thousands of U.S. dollars)

Loans by industry segments are as follows:

	June 30, 2023		December 31, 2022
	Amount	%	Amount	%
Infrastructure programs	11.215.891	35	11.379.080	37
Transport, warehousing and communications	8.535.709	27	8.487.104	27
Electricity, gas and water supply	5.695.135	18	5.696.943	18
Health and social services	2.545.824	8	2.317.517	7
Financial services - Commercial banks	1.301.012	4	1.040.578	4
Financial services - Development banks	1.244.057	4	841.398	3
Agriculture, hunting and forestry	52.713	—	52.852	—
Manufacturing industry	15.782	—	24.392	—
Others	1.256.676	4	1.119.210	4

	31.862.799	100	30.959.074	100

Loans mature as follows:

	June 30, 2023	December 31, 2022
Less than one year	5.099.961	4.060.523
Between one and two years	3.199.699	3.158.733
Between two and three years	2.942.813	2.979.214
Between three and four years	2.981.654	2.785.391
Between four and five years	2.907.999	2.932.946
Between five and fifteen years	13.548.616	13.729.741
Over fifteen years	1.182.057	1.312.526

	31.862.799	30.959.074

CAF maintains an internal risk rating system to evaluate the quality of the non-sovereign loans, which identifies, through a standardized rating and review parameters, those risks related to credit transactions in order to determine an internal risk rating classification designed by CAF. For purpose of determining the allowance for loan losses of sovereign loans as of June 30, 2023 and December 31, 2022, rating assigned by external agencies are used.

The credit quality of the sovereign loans of estimating the allowance for credit losses is based on the individual long-term foreign currency debt rating applicable to the borrower countries, which is determined using the average rating of three recognized international credit rating agencies. The credit quality by year of origination and taking the Moody’s rating as a reference as of June 30, 2023 is as follows:

	Credit Rating	Year of origination
Country		2023	2022	2021	2020	2019	Prior	Total
Argentina	Ca	322.142	382.605	672.681	636.294	9.396	2.143.132	4.166.250
Barbados	Caa1	—	—	30.000	100.000	195	46.111	176.306
Bolivia	Caa1	—	540.700	350.000	45.113	236.852	1.723.264	2.895.929
Brazil	Ba2	—	286.837	—	420.973	378.238	1.270.355	2.356.403

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Unaudited Condensed Interim Financial Information

As of June 30, 2023, and December 31, 2022

and for the six-month periods ended June 30, 2023, and 2022

(In thousands of U.S. dollars)

	Credit Rating	Year of origination
Country		2023	2022	2021	2020	2019	Prior	Total
Colombia	Baa2	—	600.000	500.000	350.000	500.619	1.082.363	3.032.982
Costa Rica	B2	—	—	—	483.871	—	21.070	504.941
Dominican Republic	Ba3	—	300.000	35.991	—	—	84.328	420.319
Ecuador	Caa3	75.395	302.590	600.771	663.987	528.148	1.843.458	4.014.349
El Salvador	Caa3	225.000	75.000	—	—	—	—	300.000
Mexico	Baa2	200.000	300.000	—	300.000	—	—	800.000
Panama	Baa2	—	320.000	355.000	383.929	327.054	958.357	2.344.340
Paraguay	Ba1	51.616	298.703	250.000	402.440	141.966	1.045.906	2.190.631
Peru	Baa1	—	10.917	442.099	—	250.000	448.636	1.151.652
Trinidad & Tobago	Ba2	—	60.000	175.000	321.074	200.000	437.778	1.193.852
Uruguay	Baa2	—	166.449	240.000	42.857	—	362.580	811.886
Venezuela	C	—	—	—	—	470.588	1.848.549	2.319.137

		874.153	3.643.801	3.651.542	4.150.538	3.043.056	13.315.887	28.678.977

The credit quality of the non-sovereign loan portfolio by year of origination, as represented by the internal credit risk classification as of June 30, 2023 is as follows:

	Year of origination
Credit Rating	2023	2022	2021	2020	2019	Prior	Total
Satisfactory - outstanding	200.000	100.000	—	—	—	66.000	366.000
Satisfactory - very good	115.796	379.000	—	—	—	24.987	519.783
Satisfactory - adequate	814.230	264.510	57.114	52.794	59.665	212.976	1.461.289
Watch	392.919	4.002	5.875	77.778	92.044	43.264	615.882
Special mention	—	30.000	—	—	—	58.722	88.722
Doubtful	—	—	—	—	—	93.635	93.635
Sub-standard	—	—	—	—	—	31.569	31.569
Loss	—	—	—	—	—	6.942	6.942

	1.522.945	777.512	62.989	130.572	151.709	538.095	3.183.822

The internal and external ratings have been updated as of June 30, 2023.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Unaudited Condensed Interim Financial Information

As of June 30, 2023, and December 31, 2022

and for the six-month periods ended June 30, 2023, and 2022

(In thousands of U.S. dollars)

Loan portfolio quality

The loan portfolio quality indicators and the related amounts are presented below:

	June 30, 2023	June 30, 2022
During the period CAF recorded the following transactions:
Loans written-off	—	5,000
Purchases of loan portfolio	—	—
Sales of loan portfolio	—	7,500

	June 30, 2023	December 31, 2022
CAF presented the following amounts and quality indicators as of the end of the period / year:
Non-accrual loans	100,577	107,937
Troubled debt restructured	15,782	23,142
Overdue accrual loans	—	—
Allowance for loan losses as a percentage of loan portfolio	0.22%	0.21%
Non-accrual loans as a percentage of loan portfolio	0.32%	0.35%
Overdue loan principal as a percentage of loan portfolio	0.00%	0.00%

For the six-month period ended June 30, 2023 and for the year ended December 31, 2022, there were not new restructured loans.

As of June 30, 2023 and December 31, 2022, the total principal amount of non-accrual loans are related to private sector borrowers (non-sovereign loans) which present 2,565 days and 2,384 days overdue, respectively. For the six-month periods ended June 30, 2023 and 2022, there were no interest income recognized for non-accrual loans. The allowance of loan losses for loans in non-accrual status amount to US$ 22,103 as of June 30, 2023 and December 31, 2022.

On March 31, 2020, CAF implemented the Support Program for the Liquidity Management in Exceptional Situations (the “Program”) approved by CAF’s Shareholders Assembly on March 3, 2020. The Program allows CAF to repurchase the shares of a shareholder country that fulfills the requirements of the Program and apply the proceeds to that country’s outstanding loans and interest. Pursuant to the Program, CAF notified Venezuela that it fulfills the requirements. Since the inception of the Program to December 31, 2022, CAF repurchased 108,693 shares totaling US$ 1,543,440 deducting the amount of paid- in capital and additional paid-in capital for US$ 543,465 and US$ 999,975, respectively. For the six-month period ended June 30, 2023, CAF repurchased an additional 19,277 shares totaling US$ 273,733 and applied that amount to repay due and overdue amounts of principal and interest and deducting the amount of paid- in capital and additional paid-in capital for US$ 96,385 and US$ 177,348, respectively. Thus, since the inception of the Program to June 30, 2023, CAF repurchased a total of 127,970 shares totaling US$ 1,817,173 and applied that amount to repay due and overdue amounts of principal and interest and deducting the amount of paid-in capital and additional paid-in capital for US$ 639,850 and US$ 1,177,323, respectively. As a result of the repurchases, as of August 15, 2023, Venezuela is current with its loans with CAF.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Unaudited Condensed Interim Financial Information

As of June 30, 2023, and December 31, 2022

and for the six-month periods ended June 30, 2023, and 2022

(In thousands of U.S. dollars)

A/B Loans

CAF only assumes the credit risk for the portion of its participations of the loan. As of June 30, 2023 and December 31, 2022, CAF had loans of this nature amounting to US$ 348,087 and US$ 361,170, respectively, whereas other financial institutions provided funds for US$ 289,485 and US$ 290,279, respectively.

Allowance for Loan Losses

The allowance for credit losses is maintained at a level CAF believes to be adequate to absorb expected lifetime losses over the contractual life of the loan portfolio and consider available information relevant to assessing the collectability of cash flows including a combination of internal and external information relating to past events, current conditions, and reasonable and supportable forecasts.

Changes in the allowance and the balance for loan losses over the outstanding amounts, individually and collectively evaluated, are presented below:

	For the six-month period ended June 30,
	2023			2022
	Credit risk			Credit risk
	Sovereign	Non- sovereign	Total	Sovereign	Non- sovereign	Total
Balances at beginning of period	—	63,192	63,192	—	76,650	76,650
Provision (credit)for loan losses	—	7,050	7,050	—	(3,713)	(3,713)
Loan written-off	—	—	—	—	(5,000)	(5,000)
Recoveries	—	—	—	—	619	619

Balances at end of period	—	70,242	70,242	—	68,556	68,556

Changes in the provision for contingencies and the off-balance-sheet undisbursed loan commitments and financial guarantees, individually and collectively evaluated, are presented below:

	For the six-month period ended June 30,
	2023			2022
	Credit risk			Credit risk
	Sovereign	Non- sovereign	Total	Sovereign	Non- sovereign	Total
Balances at beginning of period	—	15,462	15,462	—	15,202	15,202
(Credit) provis ion for contingencies	—	(163)	(163)	—	110	110

Balances at end of period	—	15,299	15,299	—	15,312	15,312

(Credit) provision for contingencies and the off-balance-sheet undisbursed loan commitments and financial guarantees are included in the unaudited condensed interim statements of comprehensive income as part of other income as of June 30, 2023, and as part of other expenses as of June 30, 2022, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Unaudited Condensed Interim Financial Information

As of June 30, 2023, and December 31, 2022

and for the six-month periods ended June 30, 2023, and 2022

(In thousands of U.S. dollars)

5.	OTHER ASSETS

A summary of other assets follows:

	June 30, 2023	December 31, 2022
Derivative related collateral	2,574,094	2,913,970
Intangible assets, net of accumulated amortization of US$ 12,181 and US$ 10,212, respectively	47,443	38,463
Receivable from investment securities sold	—	2,237
Other	34,849	29,431

	2,656,386	2,984,101

6.	DEPOSITS

A summary of deposits follows:

	June 30, 2023	December 31, 2022
Demand deposits	150,462	219,557
Time deposits:
Less than one year	2,964,262	4,442,619

	3,114,724	4,662,176
Fair value adjustments	5,753	1,415

Carrying value of deposits	3,120,477	4,663,591

As of June 30, 2023 and December 31, 2022, the weighted average interest rate was 4.63% and 1.74%, respectively. Deposits are issued for amounts equal to or more than US$ 100. Total deposits denominated in currencies other than the U.S. dollar to an equivalent of US$ 175,182 and US$ 610,372 as of June 30, 2023 and December 31, 2022, respectively.

7.	COMMERCIAL PAPER

As of June 30, 2023 and December 31, 2022, the outstanding amount of commercial paper issued by CAF, amounts to US$ 5,216,228 and US$ 4,618,797, respectively, of which matures in 2024 and 2023, respectively. As of June 30, 2023 and December 31, 2022, the weighted average interest rate was 4.90% and 2.00%, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Unaudited Condensed Interim Financial Information

As of June 30, 2023, and December 31, 2022

and for the six-month periods ended June 30, 2023, and 2022

(In thousands of U.S. dollars)

8.	BORROWINGS FROM OTHER FINANCIAL INSTITUTIONS

A summary of borrowings from other financial institutions by currency follows:

	June 30, 2023	December 31, 2022
U.S. dollars	1,539,155	1,509,711
Euros	625,930	651,991
Colombian Pesos	32,029	27,546
Others	1,503	3,010

	2,198,617	2,192,258
Fair value adjustments	(96,718)	(118,191)
Less debt issuance costs	909	1,291

Carrying value of borrowings from other financial institutions	2,100,990	2,072,776

As of June 30, 2023 and December 31, 2022, the fixed interest-bearing borrowings amounted to US$ 394,583 and US$ 419,693, respectively. As of June 30, 2023 and December 31, 2022, the weighted average interest rate after considering the impact of interest rate swaps was 6.31% and 3.40%, respectively.

Borrowings from other financial institutions, by remaining maturities, are summarized below:

	June 30, 2023	December 31, 2022
Less than one year	207,691	192,930
Between one and two years	635,052	441,786
Between two and three years	200,042	390,697
Between three and four years	198,637	191,040
Between four and five years	183,009	180,539
Over five years	774,186	795,266

	2,198,617	2,192,258

The agreements on some borrowing from other financial institutions agreements contains covenants requiring the use of the proceeds for specific purposes or projects.

As of June 30, 2023 and December 31, 2022, there were unused term credit facilities amounting to

US$ 1,499,218 and US$ 1,614,675, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Unaudited Condensed Interim Financial Information

As of June 30, 2023, and December 31, 2022

and for the six-month periods ended June 30, 2023, and 2022

(In thousands of U.S. dollars)

9.	BONDS

A summary of outstanding bonds follows:

	June 30, 2023			December 31, 2022
	At original exchange rate	At spot exchange rate	Weighted average cost, after swaps (%) (period end)	At original exchange rate	At spot exchange rate	Weighted average cost, after swaps (%) (year-end)
U.S. dollars	7.274.996	7.274.996	6,11	7.249.762	7.249.762	3,02
Euro	8.888.806	8.324.203	7,15	8.457.619	7.674.839	4,83
Swiss francs	2.876.524	3.033.520	6,07	2.669.895	2.731.206	4,88
Japanese yen	1.506.502	1.127.278	6,33	1.467.350	1.194.018	5,03
Australian dollars	1.361.345	1.202.363	6,55	1.094.600	956.756	5,63
Mexican pesos	1.189.779	1.397.551	6,34	1.078.834	1.124.402	4,98
Norwegian kroner	694.695	446.957	6,30	694.695	490.813	5,26
Hong Kong dollars	584.332	578.614	6,31	584.332	580.725	5,05
Colombian pesos	405.972	323.799	6,19	334.455	207.944	5,96
Uruguayan pesos	287.314	304.998	6,18	287.852	287.198	4,20
Brazilian Real	201.662	222.803	5,92	201.662	201.880	4,99
Turkish lira	108.020	77.821	5,72	45.748	45.430	5,11
Polish Zloty	61.130	66.544	5,61	—	—	—
New Zealand Dollar	59.898	57.160	6,36	28.758	27.403	5,91
Canadian dollars	30.395	30.189	6,23	30.395	29.542	4,63
Czech Koruna	11.211	11.470	5,96	—	—	—
Kazakhstan Tenge	—	—	—	15.082	13.420	6,25
Indonesian Rupee	—	—	—	75.000	66.403	4,28

	25.542.581	24.480.266		24.316.039	22.881.741

Fair value adjustments		(1.563.776)			(1.625.155)
Less debt issuance costs		4.946			4.373

Carrying value of bonds		22.911.544			21.252.213

A summary of the bonds issued, by remaining maturities at original exchange rate, follows:

	June 30, 2023	December 31, 2022
Less than one year	4,026,394	4,781,762
Between one and two years	4,118,323	3,230,823
Between two and three years	6,386,764	4,943,054
Between three and four years	2,868,327	3,682,075
Between four and five years	2,932,858	2,574,048
Over five years	5,209,915	5,104,277

	25,542,581	24,316,039

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Unaudited Condensed Interim Financial Information

As of June 30, 2023, and December 31, 2022

and for the six-month periods ended June 30, 2023, and 2022

(In thousands of U.S. dollars)

As of June 30, 2023 and December 31, 2022, fixed interest rate bonds amounted to US$ 24,983,789 and US$ 23,836,526, respectively, of which US$ 18,280,194 and US$ 17,079,031, respectively, are denominated in currencies other than U.S. dollar.

As of June 30, 2023, CAF has issued a total of five FRNs linked to SOFR compounded daily for US$ 575 million, two of them do not include a hedge, for a total amount of US$ 80 million.

Disbursements have been made in Term SOFR amounted to US$ 5,768,451 which represents

11.23% of the total of assets and 18.29% of the loan portfolio as of June 30, 2023, respectively.

Bonds with swap to Term SOFR have been issued amounted to US$ 7,528,991, which represents 20.13%

of total liabilities and 32.86% of the bonds portfolio as of June 30, 2023, respectively.

For the six-month ended June 30, 2023 and 2022, there were no bonds repurchased.

10.	ACCRUED EXPENSES AND OTHER LIABILITIES

A summary of accrued expenses and other liabilities follows:

	June 30, 2023	December 31, 2022
Employees’ severance benefits and savings plan	99,888	99,495
Payable for investment securities purchased	64,135	2,467
Contributions to Shareholders’ Special Funds (Note 11)	35,514	44,244
Derivative-related collateral	22,427	2,940
Provision for contingencies (Note 4)	15,299	15,462
Other	4,788	9,546

	242,051	174,154

11.	CONTRIBUTIONS TO SHAREHOLDERS’ SPECIAL FUNDS

In March 2023, the Shareholders’ Assembly of CAF approved the contribution up to a maximum amount of US$ 120,000 to some shareholders’ special funds for 2023. Subsequently, during the six-month period ended June 30, 2023, based on the analysis of the new commitments contracted or the resources required by the shareholders’ special funds, authorized the contributions of US$ 85,000, US$ 31,500, and US$ 3,500 to Compensatory Financial Found (FFC), Technical Cooperation Fund (FCT), and Fund for the Development of Small and Medium Enterprises (FIDE), respectively. For the six-month period ended June 30, 2023, CAF has recognized US$ 80,315 as an expense and, as of June 30, 2023, recognized an unconditional obligation (accounts payable) for US$ 35,514 which was paid in July 2023.

In March 2022, the Shareholders’ Assembly of CAF approved the contribution up to a maximum amount of US$ 89,000 to some shareholders’ special funds for 2022. Subsequently, during the six-month period ended June 30, 2022, based on the analysis of the new commitments contracted or the resources required by the shareholders’ special funds, authorized the contributions of US$ 70,000, US$ 15,000, and US$ 4,000 to FFC, FCT, and Human Development Fund (FONDESHU), respectively. For the six-month period ended June 30, 2022, CAF has recognized US$ 22,543 as an expense and, as of June 30, 2022, recognized an unconditional obligation (accounts payable) for US$ 14,968 which was paid in July 2022.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Unaudited Condensed Interim Financial Information

As of June 30, 2023, and December 31, 2022

and for the six-month periods ended June 30, 2023, and 2022

(In thousands of U.S. dollars)

12.	TAX EXEMPTIONS

Pursuant to its Constitutive Agreement, CAF is exempt, in all of its Member Countries, from all taxes and tariffs on income, properties or assets, and from any liability involving payment, withholding or collection of any taxes.

In addition, CAF has entered into agreements with each of the associated shareholder countries (defined in Article 3 of CAF’s General Regulations as any shareholder country holding directly or indirectly shares of CAF). Pursuant to these agreements, each country that is a shareholder but do not qualify as a Member Country has agreed to extend to CAF, with respect to its activities in and concerning that country, immunities and privileges similar to those than have been granted to CAF in the Member Countries.

13.	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

CAF utilizes derivative financial instruments to reduce exposure to interest rate risk and foreign currency risk. CAF does not hold or issue derivative financial instruments for trading or speculative purposes.

The market risk associated with interest rate and foreign currency is managed by swapping marketable securities - trading, loans, borrowings from other financial institutions and bonds, subject to fixed interest rates and denominated in currency other than the U.S. dollar into floating interest rate instruments denominated in U.S. dollars. CAF enters into derivative financial instruments to offset the economic changes in value of specifically identified marketable securities – trading, loans, borrowings from other financial institutions and bonds.

Derivative financial instruments held by CAF consist of interest rate swaps designated as fair value hedges of specifically identified loans, bonds or borrowings from other financial institutions with fixed interest rates and denominated in U.S. dollars. Also, CAF enters into cross-currency and interest rate swaps as an economic hedge (derivative that is entered into to manage a risk but is not accounted as a hedge) for interest rate and foreign exchange risks related with deposits, bonds, borrowings or loans denominated in currencies other than the U.S. dollar where CAF’s management elected to measure those liabilities and assets at fair value under the fair value option guidance.

When the fair value of a derivative financial instrument is positive, the counterparty owes CAF, creating credit risk for CAF. When the fair value of a derivative financial instrument is negative, CAF owes the counterparty and, therefore, it does not have credit risk. CAF minimizes the credit risk in derivative financial instruments by entering into transactions with high-quality counterparties whose credit rating is “A” or higher.

In order to reduce the credit risk in derivative financial instruments, CAF enters into credit support agreements with its major swap counterparties. This provides risk mitigation, as the swap contracts are regularly marked-to-market, and the party being the net obligor is required to post collateral when net mark to-market exposure exceeds certain predetermined thresholds. This collateral is in the form of cash.

CAF does not offset for each counterparty, the fair value amount recognized for derivative financial instruments with the fair value amount recognized for the collateral, whether posted or received, under master netting arrangements executed with the same counterparty. CAF reports separately the cumulative gross amounts for the receivable from and payable to for derivative financial instruments.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Unaudited Condensed Interim Financial Information

As of June 30, 2023, and December 31, 2022

and for the six-month periods ended June 30, 2023, and 2022

(In thousands of U.S. dollars)

CAF also utilizes futures derivatives instruments to reduce exposure to price risk. These are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Initial margin requirements are met with cash or securities. CAF generally closes out open positions prior to maturity. Therefore, cash receipts or payments are limited to the change in fair value of the future contracts. Additionally, CAF utilizes forward contracts to reduce exposure to foreign currency risk.

The balance sheet details related to CAF’s derivative financial instruments are as follows:

	Derivative assets		Derivative liabilities
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Cross-currency swap	258,170	97,854	2,674,670	2,923,934
Interest rate swap	354,071	359,337	372,820	369,715
U.S Treasury futures	10,492	2,583	1,755	9
Cross-currency forward contracts	—	35	41,967	16,320

	622,733	459,809	3,091,212	3,309,978

The following table presents the notional amount and fair values of interest rate swaps and cross-currency swaps and the underlying hedged items:

	Notional amount		Fair value
	Interest rate swap	Cross- currency swap	Derivative assets	Derivative liabilities
As of June 30, 2023:
Loans	2,395,068	—	353,919	—
Loans	—	471,121	9,526	53,455
Deposits	—	105,000	10,439	—
Borrowings from other financial institutions	—	625,930	262	80,011
Borrowings from other financial institutions	109,300	—	—	5,229
Bonds	—	18,242,873	237,943	2,541,204
Bonds	7,103,595	—	152	367,591

	9,607,963	19,444,924	612,241	3,047,490

	Notional amount		Fair value
	Interest rate swap	Cross- currency swap	Derivative assets	Derivative Liabilities
As of December 31, 2022:
Loans	2,435,671	—	359,337	2,124
Loans	—	418,772	29,879	14,151
Deposits	—	105,000	3,253	—
Borrowings from other financial institutions	—	651,991	86	98,067
Borrowings from other financial institutions	132,049	—	—	5,983
Bonds	—	17,040,870	64,636	2,811,716
Bonds	7,157,495	—	—	361,608

	9,725,215	18,216,633	457,191	3,293,649

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Unaudited Condensed Interim Financial Information

As of June 30, 2023, and December 31, 2022

and for the six-month periods ended June 30, 2023, and 2022

(In thousands of U.S. dollars)

The following table presents the notional amount and fair values of U.S. treasury futures and cross-currency forward contracts:

As of June 30, 2023

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative assets
Futures short	Various	Until September 2023	US$	820,007	10,492

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative liabilities
Futures long	Various	Until September 2023	Various	137,569	(1,755)

Forward contracts	Various	Various	Various	352,892	(41,967)

As of December 31, 2022

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative assets
Futures short	Various	Until March 2023	Various	1,103,112	2,504

Futures long	Various	Until March 2023	USD	97,000	79

Forward contracts	December 2022	Until January 2023	Various	6,888	35

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative liabilities
Futures short	November 2022	Until March 2023	USD	5,600	—

Futures long	Various	Until March 2023	USD	25,800	(9)

Forward contracts	Various	Various	Various	279,064	(16,320)

The amounts of collateral posted related to U.S. treasury futures as of June 30, 2023 and December 31, 2022, was US$ 2,418 and US$ 9,693, respectively. As of June 30, 2023 and December 31, 2022, the amount of collateral received related to U.S. treasury futures was US$ 4,065 and US$ 60, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Unaudited Condensed Interim Financial Information

As of June 30, 2023, and December 31, 2022

and for the six-month periods ended June 30, 2023, and 2022

(In thousands of U.S. dollars)

CAF enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting arrangements with substantially all of its derivative counterparties. These legally enforceable master netting arrangements give CAF the right to take cash or liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty. The following tables present information about the effect of offsetting of derivative financial instruments, although CAF has elected not to offset any derivative financial instruments by counterparty in the balance sheets:

As of June 30, 2023

Derivative assets		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized assets	Financial instruments	Cash and securities collateral received	Net amount
Swaps	612,241	(524,270)	(18,362)	69,609

Derivative liabilities		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized liabilities	Financial instruments	Cash and securities collateral pledged	Net amount
Swaps	(3,047,490)	524,270	2,571,676	48,456

As of December 31, 2022

Derivative assets		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized assets	Financial instruments	Cash and securities collateral received	Net amount
Swaps	457,191	(421,915)	(2,880)	32,396

Derivative liabilities		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized liabilities	Financial instruments	Cash and securities collateral pledged	Net amount
Swaps	(3,293,649)	421,915	2,904,277	32,543

14.	FAIR VALUE MEASUREMENTS

The following section describes the valuation methodologies used by CAF to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each financial instrument is classified. Where appropriate, the description includes details of the valuation methodologies and the key inputs to those methodologies.

When available, CAF generally uses quoted prices in active markets to determine fair value.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Unaudited Condensed Interim Financial Information

As of June 30, 2023, and December 31, 2022

and for the six-month periods ended June 30, 2023, and 2022

(In thousands of U.S. dollars)

If quoted market prices in active markets are not available, fair value is based upon internally developed valuation methodologies that use, where possible, current market-based or independently sourced market inputs, such as interest rates, currency rates, etc.

Where available, CAF may also make use of quoted prices in active markets for recent trading activity in positions with the same or similar characteristics to the financial instrument being valued. The frequency and size of trading activity and the amount of the bid-ask spread are among the factors considered in determining the liquidity of markets and the relevance of observed quoted prices from those markets.

The following valuation methodologies are used to estimate the fair value and determine the classification in the fair value hierarchy of CAF’s financial instruments:

-	Marketable securities: CAF uses quoted prices in active markets to determine the fair value of trading securities. These securities are classified in Level 1 of the fair value hierarchy.

-

Loans: The fair value of fixed rate loans, is determined using a discounted cash flow technique using the current variable interest rate for similar loans. These loans are classified in Level 2 of the fair value hierarchy.

-

Derivative assets and liabilities: Derivative financial instruments transactions contracted and designated by CAF as hedges of risks related to interest rates, currency rates or both, for transactions recorded as financial assets or liabilities are also presented at fair value. In those cases, the fair value is calculated using market prices provided by an independent financial information services company, which are determined using discounted cash flow valuation technique using observable inputs. Derivative assets and liabilities are classified in Level 2 of the fair value hierarchy.

-

Bonds, borrowings from other financial institutions and deposits: For CAF’s bonds issued and medium and long term borrowings from other financial institutions and deposits, fair value is determined by using a discounted cash flow technique, taking into consideration benchmark interest yield curves at the end of the reporting period to discount the expected cash flows for the applicable maturity, thus reflecting market fluctuations of key variables such as interest and exchange rates. These yield curves are adjusted to incorporate CAF credit risk spread. Bonds, borrowings from other financial institutions and deposits are generally classified in Level 2 of the fair value hierarchy based on the observability of significant inputs to the discounted cash flow technique.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Unaudited Condensed Interim Financial Information

As of June 30, 2023, and December 31, 2022

and for the six-month periods ended June 30, 2023, and 2022

(In thousands of U.S. dollars)

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair value hierarchy levels CAF’s financial assets and liabilities that are measured at fair value on a recurring basis:

As of June 30, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Marketable Securities:
U.S. Securities	3,467,139	—	—	3,467,139

Non-U.S. governments and government entities bonds	131,729	14,822	—	146,551

Financial institutions and corporate securities:
Commercial paper	—	2,348,520	—	2,348,520
Certificate of deposits	2,132,380	—	—	2,132,380
Bonds	1,347,717	—	—	1,347,717
Collateralized mortgage obligation	291,272	13,439	—	304,711
Liquidity funds	43,542	—	—	43,542

	3,814,911	2,361,959	—	6,176,870

Sub-total financial assets at fair value	7,413,779	2,376,781	—	9,790,560

Loans	—	2,575,606	—	2,575,606

Derivative instruments:
Cross-currency swap	—	258,170	—	258,170
Interest rate swap	—	354,071	—	354,071
U.S Treasury futures	—	10,492	—	10,492

	—	622,733	—	622,733

Total financial assets at fair value	7,413,779	5,575,120	—	12,988,899

Liabilities:
Deposits	—	119,118	—	119,118

Borrowings from other financial institutions	—	638,512	—	638,512

Bonds	—	22,716,981	—	22,716,981

Derivative instruments:
Cross-currency swap	—	2,674,670	—	2,674,670
Interest rate swap	—	372,820	—	372,820
U.S Treasury futures	—	1,755	—	1,755
Cross-currency forward contracts	—	41,967	—	41,967

	—	3,091,212	—	3,091,212

Total financial liabilities at fair value	—	26,565,823	—	26,565,823

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Unaudited Condensed Interim Financial Information

As of June 30, 2023, and December 31, 2022

and for the six-month periods ended June 30, 2023, and 2022

(In thousands of U.S. dollars)

As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Marketable Securities:
U.S. Securities	1,775,459	—	—	1,775,459

Non-U.S. governments and government entities bonds	148,493	186,141	—	334,634

Financial institutions and corporate securities:
Commercial paper	—	1,851,803	—	1,851,803
Certificate of deposits	2,769,645	—	—	2,769,645
Bonds	1,325,284	—	—	1,325,284
Collateralized mortgage obligation	266,250	—	—	266,250
Liquidity funds	160,530	—	—	160,530

	4,521,709	1,851,803	—	6,373,512

Sub-total financial assets at fair value	6,445,661	2,037,944	—	8,483,605

Loans	—	2,499,856	—	2,499,856

Derivative instruments:
Cross-currency swap	—	97,854	—	97,854
Interest rate swap	—	359,337	—	359,337
U.S Treasury futures	—	2,583	—	2,583
Cross-currency forward contracts	—	35	—	35

	—	459,809	—	459,809

Total financial assets at fair value	6,445,661	4,997,609	—	11,443,270

Liabilities:
Deposits	—	109,377	—	109,377

Borrowings from other financial institutions	—	665,849	—	665,849

Bonds	—	21,137,893	—	21,137,893

Derivative instruments:
Cross-currency swap	—	2,923,934	—	2,923,934
Interest rate swap	—	369,715	—	369,715
U.S Treasury futures	—	9	—	9
Cross-currency forward contracts	—	16,320	—	16,320

	—	3,309,978	—	3,309,978

Total financial liabilities at fair value	—	25,223,097	—	25,223,097

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Unaudited Condensed Interim Financial Information

As of June 30, 2023, and December 31, 2022

and for the six-month periods ended June 30, 2023, and 2022

(In thousands of U.S. dollars)

Items that are not measured at fair value.

The carrying amount and estimated fair values of CAF’s financial instruments that are not recognized in the balance sheets at fair value are as follows:

		June 30, 2023		December 31, 2022
	Hierarchy Levels	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets:
Cash and due from banks	1	149,610	149,610	107,592	107,592
Deposits with banks	1	4,239,978	4,239,978	6,535,869	6,535,869
Other investments	1	1,282,885	1,282,885	258,372	258,372
Loans, net	2	28,724,283	28,713,645	27,893,063	27,880,109
Accrued interest and commissions receivable	2	840,705	840,705	673,892	673,892
Derivative related collateral	1	2,574,094	2,574,094	2,913,970	2,913,970
Receivable from investment securities sold	1	—	—	2,237	2,237
Financial liabilities:
Deposits	2	3,001,359	3,001,359	4,554,214	4,554,214
Commercial paper	2	5,216,228	5,216,228	4,618,797	4,618,797
Borrowings from other financial institutions, net	2	1,462,478	1,456,341	1,406,927	1,399,446
Bonds, net	2	194,563	198,559	114,320	117,070
Accrued interest payable	2	710,886	710,886	565,916	565,916
Derivative related collateral	1	22,427	22,427	2,940	2,940
Payable for investment securities purchased	1	64,135	64,135	2,467	2,467

The following methods and assumptions were used to estimate the fair value of those financial instruments not accounted for at fair value:

-

Cash and due from banks, deposits with banks, other investments, accrued interest and commissions receivable, deposits, commercial paper, accrued interest payable, derivative-related collateral, receivable from investment securities sold and payable for investment securities purchased: The carrying amounts approximate fair value because of the short maturity of these instruments.

-

Loans: CAF is one of the few institutions that grant loans for development projects in the shareholders countries. A secondary market does not exist for the type of loans granted by CAF. As rates on variable rate loans are reset on a semiannual basis, the carrying value, adjusted for credit risk, was determined to be the best estimate of fair value. The fair value of fixed rate loans is determined by using the current variable interest rate for similar loans. The fair value of non-accrual status loans is estimated using the discounted cash flow technique.

-

Equity investments: The direct investments in equity securities of companies without a readily determinable fair value are measured at cost, less impairment plus or minus observable price changes of an identical or similar instrument of the same issuer. As of June 30, 2023 and December 31, 2022, the carrying amount of those investments amounted to US$ 117,360 and US$ 118,186, respectively. In

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Unaudited Condensed Interim Financial Information

As of June 30, 2023, and December 31, 2022

and for the six-month periods ended June 30, 2023, and 2022

(In thousands of U.S. dollars)

addition, as of June 30, 2023 and December 31, 2022, investments in funds without a readily determinable fair value, with carrying amount of US$ 228,884 and US$ 222,222, respectively, and the net effects of impairment and the changes in fair value related to equity investment for the six-month period ended as of June 30, 2023 and 2022 amounted to US$ 6,668 and US$ (8,280), respectively, are accounted for at fair value applying the practical expedient, using the net asset value per share. These financial instruments are generally classified in level 3 of the fair value hierarchy based on the observability of significant inputs to the valuation methodology (these instruments are not disclosed in the table above).

-

Bonds and borrowings from other financial institutions: For CAF’s bonds issued and medium and long term borrowings, fair value is determined using a discounted cash flow technique, taking into consideration yield curves to discount the expected cash flows for the applicable maturity, thus reflecting the fluctuation of variables such as interest and exchange rates. These yield curves are adjusted to incorporate CAF credit risk spread. Those financial instrument are generally classified in Level 2 of the fair value hierarchy based on the observability of significant inputs to the valuation methodology.

15.	NET GAINS ON CHANGES IN FAIR VALUE RELATED TO FINANCIAL INSTRUMENTS

The gains on changes in fair value of cross-currency swaps and financial liabilities carried at fair value under the fair value option are as follows:

	For the six-month period ended June 30, 2023
	Gain (loss) on derivatives	Gain (loss) on hedged item	Net Gain (loss)
Cross-currency swaps:
Deposits	7,186	(9,740)	(2,554)
Bonds	443,817	(436,818)	6,999
Loans	(59,656)	60,709	1,053
Borrowings from other financial institutions	18,232	(20,719)	(2,487)

	409,579	(406,568)	3,011

	For the six-month period ended June 30, 2022
	Gain (loss) on derivatives	Gain (loss) on hedged item	Net Gain (loss)
Cross-currency swaps:
Deposits	8,503	(7,971)	532
Bonds	(2,078,629)	2,102,073	23,444
Loans	(3,713)	1,941	(1,772)
Borrowings from other financial institutions	(66,124)	47,367	(18,757)

	(2,139,963)	2,143,410	3,447

In addition, during the six-month periods ended June 30, 2023 and 2022, CAF recorded net losses of US$ 11,738 and US$ 1,619, respectively, related to changes in fair value of U.S. treasury futures and U.S. Treasury forwards and changes in fair value of the U.S. Treasury Notes.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Unaudited Condensed Interim Financial Information

As of June 30, 2023, and December 31, 2022

and for the six-month periods ended June 30, 2023, and 2022

(In thousands of U.S. dollars)

16.	COMMITMENTS AND CONTINGENCIES

Commitments and contingencies include the following:

	June 30, 2023	December 31, 2022
Loan commitments subscribed – eligible	5,882,503	7,160,613
Lines of credit	3,845,744	4,427,207
Loan commitments subscribed – non eligible	2,344,502	1,681,977
Guarantees	138,555	136,993
Equity investments agreements subscribed	80,466	74,410

These commitments and contingencies arose from the normal course of CAF’s business and are related principally to loans that have been approved or committed for disbursement.

In the ordinary course of business, CAF has entered into commitments to extend loans; such loan commitments are reported in the above table upon signing the corresponding loan agreement and are reported as loans in the balance sheets when disbursements are made. Loan commitments that have fulfilled the necessary requirements for disbursement are classified as eligible.

The commitments to extend loans have fixed expiration dates and in some cases expire without a loan being disbursed. Therefore, the amounts of total commitment to extend loans do not necessarily represent future cash disbursements. Also, based on experience, portions of the loan commitments are disbursed on average two years after the signing of the loan agreement.

The lines of credit are extended to financial and corporate institutions as a facility to grant short term loans basically to finance working capital and international trade activities.

Guarantees mature as follows:

	June 30, 2023	December 31, 2022
Less than one year	41,074	41,053
Between one and five years	39,429	37,712
Over five years	58,052	58,228

	138,555	136,993

To the best knowledge of CAF’s management, CAF is not involved in any litigation that is material to CAF’s business or that is likely to have any impact on its business, financial condition, or results of operations.

17.	SEGMENT REPORTING

Management has determined that CAF has only one operating and reportable segment since it does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. CAF does not differentiate on the basis of the nature of the products or services provided the preparation process, or the method for providing services among individual countries.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Unaudited Condensed Interim Financial Information

As of June 30, 2023, and December 31, 2022

and for the six-month periods ended June 30, 2023, and 2022

(In thousands of U.S. dollars)

For the six-month periods ended June 30, 2023 and 2022, loans made to or guaranteed by four countries individually generated in excess, of 10% of interest income on loans, as follows:

	2023	2022
Ecuador	147,554	52,920
Argentina	142,900	50,835
Colombia	106,504	51,711
Brazil	106,207	38,250

	503,165	193,716

18.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 15, 2023, the date these financial statements were available to be issued. As a result of this evaluation, management has determined that there are no subsequent events that require a disclosure in these financial statements except for:

-	On July 13, 2023, CAF issued bonds for US$ 100 million, Compounded Daily SOFR + 0.95%, due 2026, under its EMTN Programme.

-	On July 20, 2023, CAF issued bonds for CRC 28,000 million, equivalent to US$ 52.3 million, 7.08% due 2028, under its Costa Rica Local Debt Programme.

-	On July 20, 2023, CAF issued bonds for CRC 24,990 million, equivalent to US$ 46.7 million, 7.68% due 2033, under its Costa Rica Local Debt Programme.

-	On July 25, 2023, CAF issued bonds for PYG 72.4 million, equivalent to US$ 9.9 million, 7.75% due 2026, under its Paraguay Local Debt Programme.

-	On July 25, 2023, CAF issued bonds for UYU 27.9 million, equivalent to US$ 0.7 million, 2.88% due 2039, under its Uruguay Local Debt Programme.

-	On July 26, 2023, CAF reopened an issued bonds for AUD 145 million, equivalent to US$ 97.8 million, 5.79% due 2038, under its EMTN Programme.

-	On August 1, 2023, CAF issued bonds for US$ 40 million, SOFR + 5.46% due 2024, under its EMTN Programme.

-

On August 2023, the Shareholders’ Assembly of CAF approved a short-term deposit for US$ 1,000 million in favor of the Central Bank of the Republic of Argentina, to help this country to cover the payment of the debt service to the International Monetary Fund.

-	During July and August 2023, CAF repurchased a total of 5,129 shares from Venezuela, totaling US$ 72.8 million.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

SUPPLEMENTARY INFORMATION (UNAUDITED)

as of June 30, 2023

BONDS

Title	Interest Rate	Coupon	Date of Agreement of Issue	Year of Final Maturity	Currency	Principal Amount Outstanding as of June 30, 2023 (in millions)
4.25% Euro Bond (Schuldschein)	Fixed	4.25%	2012	2027	EUR(1)	82
4.375% Euro Bond (Schuldschein)	Fixed	4.38%	2012	2032	EUR	60
5.0% Euro Dollar Bond	Fixed	5.00%	2012	2042	USD	50
4.0% Euro Hong Kong Dollar Bonds	Fixed	4.00%	2012	2024	HKD(2)	398
1.85% Euro Yen Bonds	Fixed	1.85%	2012	2023	JPY(3)	6,000
3.25% Euro Bonds	Fixed	3.25%	2013	2033	EUR	100
3.25% Euro Bonds	Fixed	3.25%	2013	2033	EUR	100
4.27% Euro Hong Kong Dollar Bonds	Fixed	4.27%	2013	2028	HKD	940
Euro Dollar Bonds	Floating	L3M + 97 bps	2013	2023	USD	100
1.85% Euro Yen Bonds	Fixed	1.85%	2013	2023	JPY	4,600
3.66% Euro Bond	Fixed	3.66%	2013	2033	EUR	51
3.625% Euro Bond (Schuldschein)	Fixed	3.63%	2013	2033	EUR	200
6.25% Kangaroo Bonds	Fixed	6.25%	2013	2023	AUD(4)	225
3.31% Euro Bonds	Fixed	3.31%	2013	2028	EUR	226
3.31% Euro Bonds	Fixed	3.31%	2013	2028	EUR	25
2.0% Euro Bonds	Fixed	2.00%	2014	2024	CHF(5)	300
3.51% Euro Bonds	Fixed	3.51%	2014	2034	EUR	65
3.500% Euro Bonds	Fixed	3.50%	2014	2039	EUR	200
4.29% Euro Bonds	Fixed	4.29%	2014	2026	NOK(6)	1,500
4.070% Euro Bonds	Fixed	4.07%	2014	2024	NOK	900
3.925% Euro Bonds	Fixed	3.93%	2014	2029	HKD	1,257
3.05% Euro Bonds	Fixed	3.05%	2014	2030	EUR	50
1.50% Swiss Franc Bonds	Fixed	1.50%	2014	2028	CHF	225
0.51% Swiss Franc Bonds	Fixed	0.51%	2015	2026	CHF	200
0.68% Euro Yen Bonds	Fixed	0.68%	2015	2025	JPY	8,900
0.51% Swiss Franc Bonds	Fixed	0.51%	2015	2026	CHF	150
3.05% Euro Bonds	Fixed	3.05%	2015	2035	NOK	1,000
4.50% Kangaroo Bonds	Fixed	4.50%	2015	2025	AUD	225
4.50% Kangaroo Bonds	Fixed	4.50%	2015	2025	AUD	50
0.46% Swiss Franc Bonds	Fixed	0.46%	2015	2023	CHF	200
4.50% Kangaroo Bonds	Fixed	4.50%	2015	2025	AUD	50
3.05% Euro Bonds	Fixed	3.05%	2015	2030	NOK	800
0.45% Samurai Market	Fixed	0.45%	2016	2026	JPY	4,500
0.304% Swiss Market Bond	Fixed	0.30%	2016	2024	CHF	125
0.51% Swiss Market Bond	Fixed	0.51%	2016	2026	CHF	125
2.89% Euro Bonds	Fixed	2.89%	2016	2026	HKD	320
4.50% Kangaroo Market Bond	Fixed	4.50%	2016	2026	AUD	110
1.70% Euro Bonds	Fixed	1.70%	2016	2031	EUR	70
1.803% Euro Bonds	Fixed	1.80%	2016	2031	EUR	100
4.50% Kangaroo Market Bond	Fixed	4.50%	2016	2026	AUD	80
1.796% Euro Bonds	Fixed	1.80%	2016	2031	EUR	50
3.50% Euro Bonds	Fixed	3.50%	2017	2037	CAD(7)	40
4.50% Kangaroo Market Bond	Fixed	4.50%	2017	2027	AUD	175
3.265% Euro Bonds	Fixed	3.27%	2017	2027	HKD	1,620
0.30% Swiss Market Bond	Fixed	0.30%	2017	2025	CHF	160
4.50% Kangaroo Market Bond	Fixed	4.50%	2017	2027	AUD	75
4.50% Kangaroo Market Bond	Fixed	4.50%	2018	2027	AUD	75
1.125% Euro Bond	Fixed	1.13%	2018	2025	EUR	1,000

Title	Interest Rate	Coupon	Date of Agreement of Issue	Year of Final Maturity	Currency	Principal Amount Outstanding as of June 30, 2023 (in millions)
8.50% Mexican Pesos Bond	Fixed	8.50%	2018	2028	MXN(8)	3,000
0.30% Swiss Market Bond	Fixed	0.30%	2018	2025	CHF	115
6.77% Euro Bond	Fixed	6.77%	2018	2028	COP(9)	510,000
6.75% Euro Bond	Fixed	6.75%	2018	2028	COP	150,000
3.385% Euro Dollar Bond	Fixed	3.39%	2018	2023	USD	30
3.4% Kangaroo Market Bond	Fixed	3.40%	2018	2023	AUD	100
3.73% Euro Dollar Bond	Fixed	3.73%	2018	2023	USD	50
3.75% Yankee Bond	Fixed	3.75%	2018	2023	USD	750
0.63% Euro Bond	Fixed	0.63%	2019	2024	EUR	750
3.90% Uruguayan Bond	Fixed	3.90%	2019	2040	UIU(10)	39
6.77% Colombian Pesos Bond	Fixed	6.77%	2019	2028	COP	99,500
9.60% Mexican Pesos	Fixed	9.60%	2019	2039	MXN	965
3.90% Uruguayan Bond	Fixed	3.90%	2019	2040	UIU	7
2.97% Euro Dollar Bond	Fixed	2.97%	2019	2029	USD	140
10.4% Uruguayan Peso Bond	Fixed	10.40%	2019	2024	UIU	1,752
0.18% Euro Bond	Fixed	0.18%	2019	2027	EUR	50
10.4% Uruguayan Peso Bond	Fixed	10.40%	2019	2024	UYU(11)	1,814
3.76% Uruguayan Bond	Fixed	3.76%	2019	2039	UIU	3
0.625%Euro Bond	Fixed	0.63%	2019	2026	EUR	750
3.90% Uruguayan Bond	Fixed	3.90%	2019	2040	UIU	8
2.0% Dollar Bond	Fixed	2.00%	2020	2023	USD	120
3.76% Uruguayan Bond	Fixed	3.76%	2020	2039	UIU	5
3.78% Uruguayan Bond	Fixed	3.78%	2020	2038	UIU	2
3.30% Uruguayan Bond	Fixed	3.20%	2020	2037	UIU	7
4.2581% Uruguayan Bond	Fixed	4.26%	2020	2039	UIU	1
3.76% Uruguayan Bond	Fixed	3.76%	2020	2039	UIU	6
3.78% Uruguayan Bond	Fixed	3.78%	2020	2038	UIU	6
1.025% Japanese Bond	Fixed	1.03%	2020	2040	JPY	3,000
6.78% Mexican Bond	Fixed	6.78%	2020	2027	MXN	1,200
3.30% Uruguayan Bond	Fixed	3.20%	2020	2037	UIU	15
1.625% Euro Bond	Fixed	1.63%	2020	2025	EUR	700
3.78% Uruguayan Bond	Fixed	3.78%	2020	2038	UIU	9
7.5% Mexican Bond	Fixed	7.50%	2020	2030	MXN	1,525
1.80% New Zealand Bond	Fixed	1.80%	2020	2025	NZD(12)	21
1.83% Australian Bond	Fixed	1.83%	2020	2025	AUD	31
0.65% Japanese Bond	Fixed	0.65%	2020	2025	JPY	3,500
3.76% Uruguayan Bond	Fixed	3.76%	2020	2039	UIU	7
3.45% Uruguayan Bond	Fixed	3.45%	2020	2023	UYU	6,335
0.77% Japanese Bond	Fixed	0.77%	2020	2025	JPY	17,200
0.70% Swiss Market Bond	Fixed	0.70%	2020	2025	CHF	350
0.50% Japanese Bond	Fixed	0.50%	2020	2023	JPY	5,000
1.60% Euro Bond	Fixed	1.60%	2020	2025	USD	40
0.727% Japanese Bond	Fixed	0.73%	2020	2025	JPY	20,000
6.75% Colombian Bond	Fixed	6.75%	2020	2028	COP	104,200
3.30% Uruguayan Bond	Fixed	3.20%	2020	2037	UIU	11
4.26% Uruguayan Bond	Fixed	4.26%	2020	2029	UIU	5
1.625% Euro Bond	Fixed	1.63%	2020	2025	USD	750
3.76% Uruguayan Bond	Fixed	3.76%	2020	2039	UIU	9
0.098% Euro Bond	Fixed	0.10%	2020	2023	EUR	90
3.78% Uruguayan Bond	Fixed	3.78%	2020	2038	UIU	11
6.77% Colombian Bond	Fixed	6.77%	2020	2028	COP	145,000
3.78% Uruguayan Bond	Fixed	3.78%	2020	2037	UIU	5
1.332% Euro Bond	Fixed	1.33%	2020	2025	USD	30

Title	Interest Rate	Coupon	Date of Agreement of Issue	Year of Final Maturity	Currency	Principal Amount Outstanding as of June 30, 2023 (in millions)
4.2% Uruguayan Bond	Fixed	4.26%	2020	2039	UIU	6
0.84% Euro Bond	Fixed	0.84%	2020	2023	USD	30
1.327% Euro Bond	Fixed	1.33%	2020	2025	USD	30
3.76% Uruguayan Bond	Fixed	3.76%	2021	2039	UIU	6
0.8% Euro Bond	Fixed	0.80%	2021	2024	USD	30
0.25% Euro Bond	Fixed	0.25%	2021	2026	EUR	1,250
3.78% Uruguayan Bond	Fixed	3.78%	2021	2038	UIU	12
0.85% Euro Bond	Fixed	0.85%	2021	2024	USD	100
0.85% Euro Bond	Fixed	0.85%	2021	2024	USD	50
0.35% Samurai Bond	Fixed	0.35%	2021	2026	JPY	13,300
0.45% Samurai Bond	Fixed	0.45%	2021	2028	JPY	1,400
0.35% Samurai Bond	Fixed	0.35%	2021	2026	JPY	16,600
6.8% Mexican Bond	Fixed	6.82%	2021	2031	MXN	3,535
1.58% Euro Bond	Fixed	1.58%	2021	2026	USD	50
0.25% Samurai Bond	Fixed	0.25%	2021	2024	JPY	5,000
3.78% Uruguayan Bond	Fixed	3.78%	2021	2037	UIU	9
4.26% Uruguayan Bond	Fixed	4.26%	2021	2039	UIU	9
3.76% Uruguayan Bond	Fixed	3.76%	2021	2039	UIU	5
1.00% Samurai Bond	Fixed	1.00%	2021	2026	AUD	30
2.5% Euro Bonds	Fixed	2.50%	2021	2031	NOK	600
3.78% Uruguayan Bond	Fixed	3.78%	2021	2038	UIU	9
Brazilian Real Bond	Index-linked	N.A.	2021	2033	BRL(13)	215
Brazilian Real Bond	Index-linked	N.A.	2021	2026	BRL	70
0.30% Euro Yen Bonds	Fixed	0.30%	2021	2031	JPY	3,000
Brazilian Real Bond	Index-linked	N.A.	2021	2033	BRL	239
Brazilian Real Bond	Index-linked	N.A.	2021	2026	BRL	80
3.54% Mexican Bond	Fixed	3.54%	2021	2031	MXN-UDI (14)	211
Euro FRN Bond	Floating	SOFR + 0.62%	2021	2024	USD	400
0.45% Japanese Bond	Fixed	0.45%	2021	2028	JPY	20,000
0.32% Japanese Bond	Fixed	0.32%	2021	2027	JPY	5,500
0.09% Japanese Bond	Fixed	0.09%	2021	2024	JPY	3,000
0.22% Japanese Bond	Fixed	0.22%	2021	2026	JPY	5,000
3.20% Uruguayan Bond	Fixed	3.20%	2021	2037	UIU	7
3.61% Uruguayan Bond	Fixed	3.61%	2021	2039	UIU	1
4.26% Uruguayan Bond	Fixed	4.26%	2021	2039	UIU	6
3.78% Uruguayan Bond	Fixed	3.78%	2021	2038	UIU	12
Brazilian Real Bond	Index-linked	N.A.	2021	2026	BRL	261
Brazilian Real Bond	Index-linked	N.A.	2021	2026	BRL	40
Brazilian Real Bond	Index-linked	N.A.	2021	2033	BRL	163
2.16% Australian Bond	Fixed	2.16%	2021	2031	AUD	65
1.92% Euro Bond	Fixed	1.92%	2021	2031	USD	50
3.90% Uruguayan Bond	Fixed	3.90%	2021	2040	UIU	8
3.76% Uruguayan Bond	Fixed	3.76%	2021	2039	UIU	4
3.78% Uruguayan Bond	Fixed	3.78%	2021	2038	UIU	7
4.26% Uruguayan Bond	Fixed	4.26%	2021	2039	UIU	2
3.61% Uruguayan Bond	Fixed	3.61%	2021	2039	UIU	2
1.25% Yankee Bond	Fixed	1.25%	2021	2024	USD	1,000
3.20% Uruguayan Bond	Fixed	3.20%	2021	2037	UIU	6.5
0.46% Swiss Bond	Fixed	0.46%	2022	2027	CHF	350
2.25% Yankee Bond	Fixed	2.25%	2022	2027	USD	650
0.60% Samurai Bond	Fixed	0.60%	2022	2032	JPY	7,200
3.64% Uruguayan Bond	Fixed	3.64%	2022	2039	UIU	2
6.8% Mexican Bond	Fixed	6.82%	2022	2031	MXN	7,500

Title	Interest Rate	Coupon	Date of Agreement of Issue	Year of Final Maturity	Currency	Principal Amount Outstanding as of June 30, 2023 (in millions)
9.0% Mexican Bond	Fixed	9.00%	2022	2027	MXN	2,000
3.64% Uruguayan Bond	Fixed	3.64%	2022	2039	UIU	4
4.04% Uirdashi Bond	Fixed	4.04%	2022	2027	NZD	22
3.40% Uridashi Bond	Fixed	3.40%	2022	2027	AUD	12
2.81% Uridashi Bond	Fixed	2.81%	2022	2027	USD	7
3.61% Uruguayan Bond	Fixed	3.61%	2022	2039	UIU	1
4.26% Uruguayan Bond	Fixed	4.26%	2022	2039	UIU	4
2.88% Uruguayan Bond	Fixed	2.88%	2022	2039	UIU	15
2.38% Euro Bond	Fixed	2.38%	2022	2027	EUR	500
5.00% Kangaroo Bond	Fixed	5.00%	2022	2029	AUD	55
3.61% Uruguayan Bond	Fixed	3.61%	2022	2039	UI	0.8
3.20% Uruguayan Bond	Fixed	3.20%	2022	2037	UI	8.3
4.26% Uruguayan Bond	Fixed	4.26%	2022	2039	UI	3.2
2.09% Swiss Bond	Fixed	2.09%	2022	2028	CHF	235
2.72% Euro Bond (Schuldschein)	Fixed	2.72%	2022	2046	EUR	111
3.50% Panamanian Bond	Fixed (Step-up)	3.50%	2022	2042	USD	200
4.83% Mexican Bond	Fixed	4.83%	2022	2037	MXN-UDI	750
2.88% Uruguayan Bond	Fixed	2.88%	2022	2039	UI	13
5.90% Kangaroo Bond	Fixed	5.90%	2022	2037	AUD	35
37.0% Turkish Lire	Fixed	37.0%	2022	2027	TRY	850
3.61% Uruguayan Bond	Fixed	3.61%	2022	2039	UI	0.5
3.20% Uruguayan Bond	Fixed	3.20%	2022	2037	UI	6.0
5.25% Yankee Bond	Fixed	5.25%	2022	2025	USD	800
1.13% Euro Bond	Fixed	1.13%	2022	2025	EUR	50
2.88% Uruguayan Bond	Fixed	2.88%	2022	2039	UI	5.8
32.5% Turkish Lire Bond	Fixed	32.5%	2023	2026	TRY	500
4.75% Yankee Bond	Fixed	4.75%	2023	2026	USD	1,500
2.44% Swiss Bond	Fixed	2.44%	2023	2030	CHF	190
USD FRN Bond	Float	SOFR + 0.97%	2023	2026	USD	50
5.00% Kangaroo Bond	Fixed	5.00%	2023	2033	AUD	45
USD FRN Bond	Float	SOFR + 1.20%	2023	2028	USD	30
5.87% Czech Koruna Bond	Fixed	5.87%	2023	2025	CZK(15)	250
5.55% New Zealand Bond	Fixed	5.55%	2023	2028	NZD	50
0.84% Yen Bonds	Fixed	0.84%	2023	2028	JPY	10,000
6.77% Colombian Bond	Fixed	6.77%	2023	2028	COP	200,000
4.50% Euro Bond	Fixed	4.50%	2023	2028	EUR	1,000
5.95% Kangaroo Bond	Fixed	5.95%	2023	2033	AUD	75
5.80% Euro Dollar Bond	Fixed	5.80%	2023	2025	USD	100
25.0% Turkish Lire	Fixed	25.0%	2023	2027	TRY	675
10.35% Mexican Bond	Fixed	10.35%	2023	2033	MXN	2,000
8.55% Polish Bond	Fixed	8.55%	2023	2025	PLN(16)	271
USD FRN Bond	Float	SOFR + 1.15%	2023	2028	USD	59
11.5% Colombian Bond	Fixed	11.5%	2023	2031	COP	142,120
3.81% Uruguayan Bond	Fixed	3.81%	2023	2042	UI	2
4.71% Euro Dollar Bond	Fixed	4.17%	2023	2028	USD	51
4.28% Kangaroo Bond	Fixed	4.28%	2023	2028	AUD	62
2.88% Uruguayan Bond	Fixed	2.88%	2023	2039	UI	1.4
3.61% Uruguayan Bond	Fixed	3.61%	2023	2039	UI	0.3
5.30% Kangaroo Bond	Fixed	5.30%	2023	2033	AUD	45
4.50% Kangaroo Bond	Fixed	4.50%	2023	2033	AUD	70
5.79% Kangaroo Bond	Fixed	5.79%	2023	2038	AUD	115
USD FRN Bond	Float	SOFR + 1.12%	2023	2028	USD	36

Notes:

1)	Euros
2)	Hong Kong Dollars
3)	Japanese Yen
4)	Australian Dollars
5)	Swiss Francs
6)	Norwegian Kroner
7)	Canadian Dollar
8)	Mexican Pesos
9)	Colombian Pesos
10)	Uruguayan Indexed Units
11)	Uruguayan Pesos
12)	New Zealand Dollar
13)	Brazilian Real
14)	Mexican Indexed Units
15)	Czech Koruna
16)	Polish Zloty

•	On July 13, 2023, CAF issued bonds for USD 100 million, Compounded Daily SOFR + 0.95%, due 2026, under its EMTN Program.

•	On July 20, 2023, CAF issued bonds for CRC 28,000 million, equivalent to USD 52.3 million, 7.08% due 2028, under its Costa Rica Local Debt Program.

•	On July 20, 2023, CAF issued bonds for CRC 24,990 million, equivalent to USD 46.7 million, 7.68% due 2033, under its Costa Rica Local Debt Program.

•	On July 25, 2023, CAF issued bonds for PYG 72,400 million, equivalent to US$ 9.9 million, 7.75% due 2026, under its Paraguay Local Debt Program.

•	On July 25, 2023, CAF issued bonds for UYU 27.9 million, equivalent to US$ 0.7 million, 2.88% due 2039, under its Uruguay Local Debt Program.

•	On July 26, 2023, CAF reopened issued bonds for an additional AUD 145 million, equivalent to USD 97.8 million, 5.79% due 2038, under its EMTN Program.

•	On August 1, 2023, CAF issued bonds for USD 40.0 million, SOFR + 0.46% due 2024, under its EMTN Program.

•	On September 26, 2023, CAF issued bonds for AUD 50.0 million, equivalent to 32.2 million, 4.50% due 2027, under its Australian MTN Program.

•

In August 2023, the Shareholders’ Assembly approved a short-term deposit for USD 1,000 million in favor of the Central Bank of the Republic of Argentina, to help the country to cover the payment of its debt service to the International Monetary Fund. This short-term deposit has already been repaid.

•	During July, August and September 2023, CAF repurchased a total of 6,484 shares from Venezuela, totaling USD 92.1 million.

LOANS FROM COMMERCIAL BANKS, ADVANCES, DEPOSITS, COMMERCIAL PAPER AND REPURCHASE AGREEMENTS

Title	Interest Rate	Date of Agreement of Issue	Year of Final Maturity	Currency	Principal Amount Outstanding as of June 30, 2023
					(in USD millions)
Borrowings from other financial institutions, net	Various	Various	Various	Various	2,101.0
Deposits	Floating	Various	Various	Various	3,120.5
Commercial paper	Floating	Various	Various	Various	5,216.2

LOANS FROM MULTILATERALS AND BILATERALS, EXIMS AND EXPORT CREDIT AGENCIES

Title	Interest Rate	Date of Agreement of Issue	Year of Final Maturity	Currency	Principal Amount Outstanding as of June 30, 2023 (in USD millions)
Agencia Francesa de Desarrollo — AfD	Various	Various	Various	Various	443.4
Interamerican Development Bank — IDB	Fixed	24/05/1997	24/11/2025	USD	0.2
Cassa Depositi e Prestiti S.P.P.A	Floating	Various	Various	EUR	172.8
Financiera de Desarrollo Nacional S.A.	Fixed	Various	Various	COP	32.0
Instituto de Crédito Oficial — ICO	Floating	Various	Various	USD	326.9
JBIC, Japan	Floating	Various	Various	USD	195.5
KfW (Germany)	Various	Various	Various	USD	598.2
Nordic Investment Bank	Floating	Various	Various	USD	5.3

GUARANTEED DEBT

Borrower	Date of Issue	Maturity Date	Principal Amount Outstanding as of June 30, 2023 (in USD millions)
Isolux Corsan Argentina S.A.	15/09/2011	15/09/2023	34.6
Republic of Peru	13/02/2025	13/02/2025	28.0
H2Olmos S.A.	24/10/2012	25/10/2032	25.6
Concessionária Linha de Universidade Particpações S.A	28/01/2022	29/10/2027	11.4
Planta de Reserva Fría de Generación de Eten S.A	05/12/2013	05/12/2033	20.0
Promotora de infraestructura registral, S.A de C.V SOFOM	23/08/2010	23/08/2030	12.4
ATN 3 S.A.	21/06/2013	21/06/2023	5.0

CORPORACIÓN ANDINA DE FOMENTO

Debt Securities

Guarantees

PART II

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following is an estimate of the Registrant’s expenses in connection with the issuance of the Securities that are the subject of this registration statement:

Securities and Exchange Commission Registration Fee	USD	140,220
Fiscal and Paying Agent Fees	USD	10,000
Fees of rating agencies	USD	350,000
Legal fees		*
Printing of registration statement, prospectus and other documents	USD	75,000
Blue Sky expenses (including counsel fees)	USD	10,000
Other	USD	75,000

Total	USD	660,220

*	Expenses are presently not known and cannot be estimated.

UNDERTAKINGS

The Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for purposes of determining any liability under the Securities Act of 1933 to any purchaser: If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to the purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That, for purposes of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

CONTENTS

The registration statement comprises:

(1)	The facing sheet.

(2)	The prospectus.

(3)	Part II consisting of pages II-1 to II-7. (4)

The following exhibits:

A.	Underwriting Agreement for Debt Securities, dated August 9, 2019 (incorporated by reference to CAF’s registration statement No. 333-233212)

B.	Form of Underwriting Agreement pertaining to Guarantees*

C.	Form of Pricing Agreement (included in Exhibit A)

D.	Fiscal Agency Agreement, dated March 17, 1998 (incorporated by reference to CAF’s registration statement No. 333-180499)

E.	Form of Guarantee Agreement, including the form of Guarantee*

F.	Form of Note (incorporated by reference to CAF’s registration statement No. 333-233212)

G.	Opinion and consent of Jorge Luis Silva, General Counsel to CAF

H.	Consent of Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited

I.	List of names and addresses of the underwriters for Debt Securities (incorporated by reference to CAF’s registration statement No. 333-180499)

J.	List of names and addresses of the underwriters for Guarantees*

*	To be filed by post-effective amendment.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Corporación Andina de Fomento, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bogota, Colombia, on the 3rd day of October, 2023.

CORPORACIÓN ANDINA DE FOMENTO

By:	/s/ Gabriel Felpeto
	Name:	Gabriel Felpeto
	Title:	Vice President of Finance and
Chief Financial Officer

SIGNATURE OF AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, appearing below is the signature of Corporación Andina de Fomento’s authorized agent in the United States, thereunto duly authorized, in Newark, Delaware, on the 3rd day of October, 2023.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director

EXHIBITS

Exhibit Number	Exhibits

A.	Underwriting Agreement for Debt Securities, dated August 9, 2019 (incorporated by reference to CAF’s registration statement No. 333-233212)

B.	Form of Underwriting Agreement pertaining to Guarantees*

C.	Form of Pricing Agreement (included in Exhibit A)

D.	Fiscal Agency Agreement, dated March 17, 1998 (incorporated by reference to CAF’s registration statement No. 333-180499)

E.	Form of Guarantee Agreement, including the form of Guarantee*

F.	Form of Note (incorporated by reference to CAF’s registration statement No. 333-233212)

G.	Opinion and consent of Jorge Luis Silva, General Counsel to CAF

H.	Consent of Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited

I.	List of names and addresses of the underwriters for Debt Securities (incorporated by reference to CAF’s registration statement No. 333-180499)

J.	List of names and addresses of the underwriters for Guarantees*

*	To be filed by post-effective amendment.